FUNDTECH LTD.

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140

October 4, 2011

To the Shareholders of Fundtech Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders of our company, which we also refer to as the Meeting, to be held at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140 on Tuesday, October 25, 2011, at 9:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time.

At the Meeting, you will be asked to consider and vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Fundtech with F.T. Israeli Mergerco Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of US FT Parent, Inc., a Delaware corporation (which we refer to as Parent), both of which were formed by GTCR Fund X/A LP or its affiliates (which we refer to as GTCR), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming an indirect, wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of September 16, 2011, by and among Fundtech, Merger Sub and Parent (which we refer to as the GTCR Merger Agreement); (iii) the consideration to be received by Fundtech’s shareholders in the Merger, consisting of US$23.33 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.01 per share of Fundtech (which we refer to as Ordinary Shares) (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement, which is attached as Appendix A to the accompanying proxy statement (we refer to this proposal collectively as the Merger Proposal).

This Proxy Statement and the attachments thereto contain important information and you are urged to read them carefully and in their entirety.

Our Board of Directors has: (i) determined that the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement are fair to, and in the best interests of, our company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our company to its creditors existing as of immediately prior to the effective time of the Merger; (ii) approved the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement; and (iii) determined to recommend that the shareholders of our company approve the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

The Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.  Record holders of our outstanding Ordinary Shares as of the close of business on October 3, 2011, the record date, are entitled to notice of, and to vote at, the Meeting, and are entitled to one vote at the Meeting per Ordinary Share held.  Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Clal Industries and Investments Ltd., which we refer to as Clal, entered into a voting agreement, which we refer to as the Voting Agreement and which is attached as Appendix B, with Parent concurrently with the execution of the GTCR Merger Agreement.  The Voting Agreement is with respect to 8,800,398 Ordinary Shares, referred to as the Clal Shares, of our company, or approximately 56% of our issued and outstanding Ordinary Shares.  Under the Voting Agreement, Clal has agreed, subject to the terms and conditions of the Voting Agreement, to vote all of the Clal Shares in favor of the approval and adoption of the GTCR Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Enclosed with this letter you will find a Notice of the Meeting and the related Proxy Statement. The accompanying Proxy Statement provides you with detailed information about the Meeting, the GTCR Merger Agreement and the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN.  ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

Very truly yours,

Avi Fischer
Chairman of the Board of Directors

FUNDTECH LTD.

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON TUESDAY, OCTOBER 25, 2011

Herzliya, Israel
October 4, 2011

To the Shareholders of Fundtech Ltd.:

NOTICE IS HEREBY GIVEN that a special general meeting, which we also refer to as the Meeting, of shareholders of Fundtech Ltd. (which we refer to as Fundtech or the Company) will be held at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Israel on Tuesday, October 25, 2011, at 9:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.           The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Fundtech with F.T. Israeli Mergerco Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of US FT Parent, Inc., a Delaware corporation (which we refer to as Parent), both of which were formed by GTCR Fund X/A LP or its affiliates (which we refer to as GTCR), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming an indirect, wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of September 16, 2011, by and among Fundtech, Merger Sub and Parent (which we refer to as the GTCR Merger Agreement); (iii) the consideration to be received by Fundtech’s shareholders in the Merger, consisting of US$23.33 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary shares, nominal value NIS 0.01 per share of Fundtech (which we refer to as Ordinary Shares) (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement, which is attached as Appendix A to the accompanying proxy statement (we refer to this proposal collectively as the Merger Proposal).

2.           Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of Fundtech’s voting power will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on November 1, 2011 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.  Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Shareholders of record at the close of business on October 3, 2011 are entitled to notice of and to vote at the Meeting and any adjournment or postponement of the Meeting.  The accompanying Proxy Statement, notice, letter to shareholders and proxy card are first being mailed to our shareholders on or about October 4, 2011.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than twenty-four (24) hours before the Meeting.  No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described above.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on September 21, 2011 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Please do not send your certificates representing Ordinary Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card are available at:
www.fundtech.com/2011ProxyStatement

By order of the Board of Directors,

JOSEPH J. AULENTI
Executive Vice President, General Counsel and Secretary

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, OCTOBER 25, 2011

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a special general meeting of shareholders, as it may be adjourned or postponed from time to time, which we refer to as the Meeting, to be held at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Israel on Tuesday, October 25, 2011, at 9:00 a.m. (Israel time) and thereafter as it may be adjourned from time to time.  We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about October 4, 2011 to the holders of our ordinary shares entitled to notice of, and to vote at, the Meeting.  All references to “Fundtech,” “the Company,” “we,” “us,” “our” and “our company,” or words of like import, are references to Fundtech Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.           The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Fundtech with F.T. Israeli Mergerco Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of US FT Parent, Inc., a Delaware corporation (which we refer to as Parent), both of which were formed by GTCR Fund X/A LP or its affiliates (which we refer to as GTCR), including approval of (we refer to this proposal collectively, including all aspects described below as the Merger Proposal):

•
the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming an indirect, wholly-owned subsidiary of Parent (which we refer to as the Merger);

•	the Agreement and Plan of Merger, dated as of September 16, 2011, by and among Fundtech, Merger Sub and Parent (which we refer to as the GTCR Merger Agreement);

•
the consideration to be received by Fundtech’s shareholders in the Merger, consisting of US$23.33 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.01 per share of Fundtech (which we refer to as Ordinary Shares) (and each share of restricted stock) held as of immediately prior to the effective time of the Merger;

•
the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (which excess cash amount we refer to as the Option Consideration); and

all other transactions and arrangements contemplated by the GTCR Merger Agreement, which is attached as Appendix A to this Proxy Statement; and

2.           Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Voting

Only holders of record of Ordinary Shares at the close of business on the October 3, 2011, the record date, are entitled to notice of, and to vote at, the Meeting.  As of September 28, 2011, there were 15,739,628 Ordinary Shares outstanding and entitled to vote.  Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

The presence at the special general meeting of two or more Fundtech shareholders (in person or by proxy), who collectively hold shares possessing at least 33 1/3% of Fundtech’s voting power, will constitute a quorum.  Should no quorum be present 30 minutes after the time scheduled for the Meeting, the Meeting will be adjourned for a week and will be held on November 1, 2011 at the same time and place.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Clal Industries and Investments Ltd., which we refer to as Clal, entered into a voting agreement, which we refer to as the Voting Agreement, with Parent concurrently with the execution of the GTCR Merger Agreement.  The Voting Agreement is with respect to 8,800,398 Ordinary Shares, referred to as the Clal Shares, or approximately 56% of the Company’s issued and outstanding Ordinary Shares.  Under the Voting Agreement, Clal has agreed, subject to the terms and conditions of the Voting Agreement, to vote all of the Clal Shares in favor of the approval and adoption of the GTCR Merger Agreement, the approval of the Merger and the other transactions contemplated thereby.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to Fundtech a proxy as detailed below.  If your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Proxies are being solicited by our Board of Directors and are being mailed together with this Proxy Statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares.

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA on September 21, 2011 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

All Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies.  If no direction is indicated on the properly executed proxy, the shares will be voted “FOR” each of the matters described above.

We know of no other matters to be submitted at the Meeting other than as specified herein.  If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Attention: General Counsel.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting and voting on the Merger Proposal, excluding abstentions and broker non-votes and excluding Ordinary Shares held by Parent, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, of the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of Parent, both of which were formed by GTCR, including approval of: (i) the Merger; (ii) the GTCR Merger Agreement; (iii) the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement.”

Our Board of Directors recommends a vote “FOR” approval of the proposed resolution.

TABLE OF CONTENTS

INTRODUCTION	1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	5

SUMMARY	12

RISK FACTORS	26

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	29

THE PARTIES TO THE MERGER	30
Our Company	30
Parent	30
Merger Sub	30

THE SPECIAL GENERAL MEETING	31
Time and Place of the Meeting	31
Purposes of the Meeting; Proposed Resolutions	31
Recommendation of the Board of Directors of Fundtech	31
Record Date, Method of Voting and Quorum Requirements	31
Voting Rights and Vote Required	32
Adjournment and Postponement	33
Voting Procedures; Revoking Proxies or Voting Instructions	33
Solicitation of Proxies	34
Questions and Additional Information	35

THE MERGER	36
Background of the Merger	36
Our Reasons for Approving the Merger	43
No Appraisal Rights; Objections by Creditors	49
Opinion of Financial Advisor	49
Financing of the Merger	54
Material Tax Consequences of the Merger	57
Regulatory Matters	63
Interests of our Executive Officers and Directors in the Merger	66

THE MERGER AGREEMENT; OTHER AGREEMENTS	70
The GTCR Merger Agreement	70
Voting Agreement	91
Guaranty	91
Equity Commitment Letter	92
Debt Commitment Letters	92
Employment Agreement and Non-Competition Agreements	92

MARKET PRICE INFORMATION	93

BENEFICIAL OWNERSHIP OF ORDINARY SHARES	94

WHERE YOU CAN FIND MORE INFORMATION	95

OTHER MATTERS	95

Appendix A	Agreement and Plan of Merger, dated as of September 16, 2011, among US FT Parent, Inc., F.T. Israeli Mergerco Ltd. and Fundtech Ltd.
Appendix B	Voting Agreement, dated as of September 16, 2011, between US FT Parent, Inc. and Clal Industries and Investments Ltd.
Appendix C	Opinion of Citigroup Global Markets Inc.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the GTCR Merger Agreement and the Meeting.  These questions and answers may not address all the questions that may be important to you as a shareholder of Fundtech. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 95.

Q:	Why am I receiving this proxy statement?

A:
Our company is soliciting proxies for a Special General Meeting of Shareholders of our company, which we refer to as the Meeting.  You are receiving this Proxy Statement because you owned ordinary shares of our company, which we refer to as Ordinary Shares, on October 3, 2011, the record date, and that entitles you to vote at the Meeting.  By use of a proxy, you can vote whether or not you attend the Meeting.  This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Fundtech with F.T. Israeli Mergerco Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of US FT Parent, Inc., a Delaware corporation (which we refer to as Parent), both of which were formed by GTCR Fund X/A LP or its affiliates (which we refer to as GTCR), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming an indirect, wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of September 16, 2011, by and among Fundtech, Merger Sub and Parent (which we refer to as the GTCR Merger Agreement); (iii) the consideration to be received by Fundtech’s shareholders in the Merger, consisting of US$23.33 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.01 per share of Fundtech (which we refer to as Ordinary Shares) (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (which excess cash amount we refer to as the Option Consideration); and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement, which is attached as Appendix A to this Proxy Statement (we refer to this proposal collectively as the Merger Proposal).

We do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What happened to the transaction with S1 Corporation?

A:
We agreed with S1 Corporation (which we refer to as S1) to terminate the Agreement and Plan of Merger and Reorganization, dated June 26, 2011 (which we refer to as the S1 Merger Agreement), by and among S1, Finland Holdings (2011) Ltd. and the Company.  The S1 Merger Agreement was terminated on September 16, 2011, at which time we entered into the GTCR Merger Agreement.  Our Board of Directors determined that the terms of the GTCR Merger Agreement and the transactions contemplated thereby are more favorable from a financial point of view to the Company’s shareholders than the S1 Merger Agreement and the transactions contemplated by the S1 Merger Agreement after taking into account all of the terms and conditions of the GTCR Merger Agreement, and that the Merger is likely to be completed (without material modification of its terms), taking into account all financial, regulatory, legal and other aspects of the GTCR Merger Agreement (including the timing and likelihood of consummation thereof) and the payment of the Company Termination Fee (as defined in the S1 Merger Agreement).  See “The Merger–Background of the Merger” and “The Merger–Our Reasons for Approving the Merger”.

Q:	What will I receive in the Merger?

A:
Upon completion of the Merger, you will have the right to receive US$23.33 in cash per Ordinary Share, which we refer to as the Merger Consideration, without any interest thereon, subject to applicable withholding taxes, if any.

The Merger Consideration will be adjusted to reflect fully the appropriate effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, stock sale, reorganization, combination, exchange of shares or other similar transaction with respect to the Ordinary Shares having a record date on or after the date of the GTCR Merger Agreement and prior to the effective time of the Merger.

You will not receive any shares in the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Q:	When will the Merger be completed?

A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger in the fourth quarter of 2011, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond our and Parent’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. At least 30 days must elapse from the date of the approval of the Merger by the shareholders of each of our company and Merger Sub before the Merger can become effective.  The GTCR Merger Agreement may be terminated if the Merger is not completed by February 29, 2012 (unless such date has been extended by mutual agreement of Parent and us), so long as the terminating party’s material breach of the GTCR Merger Agreement did not cause the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Conditions to the Merger” beginning on page 86 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Merger?

A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 26.

Q:	When and where is the Meeting?

A:	The Meeting will be held on October 25, at 9:00 a.m. (Israel time) at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140.

Q:	What vote is required for Fundtech shareholders to approve the Merger Proposal?

A:
The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Clal Industries and Investments Ltd., which we refer to as Clal, entered into a voting agreement, which we refer to as the Voting Agreement, and which is attached as Appendix B, with Parent concurrently with the execution of the GTCR Merger Agreement.  The Voting Agreement is with respect to 8,800,398 Ordinary Shares, referred to as the Clal Shares, or approximately 58% of the issued and outstanding Ordinary Shares.  Under the Voting Agreement, Clal has agreed, subject to the terms and conditions thereof, to vote all of the Clal Shares in favor of the approval and adoption of the GTCR Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Q:	How does Fundtech’s Board of Directors recommend that I vote?

A:
Our Board of Directors has adopted and approved the GTCR Merger Agreement and approved the Merger and the other transactions contemplated by the GTCR Merger Agreement, and recommends that you vote “FOR” the approval of the Merger Proposal.

Q:	Why is Fundtech’s Board of Directors recommending that I vote “FOR” the approval of the Merger Proposal?

A:
Our Board of Directors has determined that the terms and provisions of the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement, are fair to and in the best interests of our company and our shareholders.  For additional information see the sections of this Proxy Statement entitled “The Merger – Background of the Merger” beginning on page 36 and “The Merger–Our Reasons for Approving the Merger” beginning on page 43.

Q:	Should I send my share certificates now?

A:
No.  Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger.  In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to the paying agent appointed by Parent prior to the effective time of the Merger and reasonably acceptable to the Company, which we refer to as the Paying Agent.  For information regarding the tax consequences of the Merger to the shareholders see the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 57.

If you are a holder of record immediately prior to the effective time of the Merger, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other required documentation, including a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form and a representation as to whether or not you are an Israeli resident, which we refer to as the Tax Declaration Form, to facilitate payment in exchange for the Merger Consideration for each Ordinary Share that you hold. You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions. The Paying Agent will send the Merger Consideration , without any interest thereon, subject to the withholding of any applicable taxes, to you as promptly as practicable following its receipt of your share certificates (unless your Ordinary Shares are held in book entry form) and other required documents, including the Tax Declaration Form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration. You will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger Consideration.

If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled "The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences." If you do not deliver a Tax Declaration Form or you indicate you are a resident of Israel on the Tax Declaration Form, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 61.

If your shares are traded through the Tel Aviv Stock Exchange, or TASE, you will receive the Merger Consideration through the bank or financial institution through which you hold your shares, which will also be responsible for administering Israeli tax withholding.

Q:	What effects will the proposed Merger have on our company?

A:
As a result of the proposed Merger, we will cease to be a publicly-traded company and will become a privately-held company that is an indirect wholly-owned subsidiary of Parent. Following the completion of the proposed Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the SEC. In addition, upon completion of the proposed Merger, the Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market and the Tel Aviv Stock Exchange.

Q:	What happens if the Merger is not completed?

A:
If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange. Under certain circumstances related to a termination, as specified in the GTCR Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements –The GTCR Merger Agreement–Remedies” beginning on page 89. Similarly, under certain circumstances related to a termination, as specified in the GTCR Merger Agreement, Parent may be required to pay us a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Remedies” beginning on page 89.

Q:	What interests do the directors and executive officers of our company have in the Merger?

A:
In considering the recommendation of our Board of Directors with respect to the GTCR Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Fundtech shareholders, including:

•     Messrs. Reuven Ben Menachem, Michael Sgroe, Yoram Bibring, Joseph Mazzetti, Joseph Aulenti and Gil Rosenfeld are entitled to certain payments upon a change in control in certain circumstances;

•     certain indemnification and insurance provisions provided in the GTCR Merger Agreement;

•     an employment agreement entered into by Mr. Ben Menachem providing for post-closing employment as well as significant participation in a long-term incentive plan;

•     a non-competition agreement entered into by Mr. Ben Menachem providing that, among other things, Fundtech will pay $1 million to Mr. Ben Menachem on or before the closing for entry into such non-competition agreement;

•     an executive securities agreement entered into by Mr. Ben Menachem providing for, among other things, (i) a $3 million investment by Mr. Ben Menachem in the common units of BServ Holdings, LLC, a Delaware limited liability company formed as a holding company by GTCR to hold, upon consummation of the Merger, GTCR’s interests in Fundtech and BServ, Inc., which we refer to as BankServ, a provider of banking and payout technology, which was acquired by GTCR in August 2011 and (ii) a grant of incentive units to Mr. Ben Menachem for approximately 3% of the fully diluted capitalization of BServ Holdings, LLC; and

•     outstanding vested share options held by our executive officers and directors (similarly to options held by employees or other persons generally) will be canceled and, if “in the money”, will be entitled to receive the Option Consideration, and outstanding unvested share options held thereby will be subject to accelerated vesting and will be canceled and, if “in the money,” will be converted into the right to receive the Option Consideration when the Merger becomes effective.

For additional details, see “The Merger–Interests of our Executive Officers and Directors in the Merger” beginning on page 66.

Our Audit Committee and Board of Directors were aware of these different or additional interests in determining to approve and adopt the GTCR Merger Agreement and the Merger, and to recommend to Fundtech shareholders that they vote in favor of the Merger Proposal.

Q.	What do I need to do now?

A.
This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 95.

Q.	How do I vote?

A.
You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on October 25, 2011 at 9:00 a.m. (Israel time), at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Attention: General Counsel, so it is received prior to the Meeting. Ordinary Shares represented by properly executed proxies received by us not later than twenty-four (24) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded.  Alternatively, you may attend the Meeting and vote in person.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:
Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA on September 21, 2011 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Q:	Who can vote at the Meeting?

A:
Only those holders of record of outstanding Ordinary Shares at the close of business on October 3, 2011, the record date for the Meeting, are entitled to notice of, and to vote at the Meeting.  As of September 28, 2011, there were 15,739,628 Ordinary Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the Meeting?

A:
The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:
No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger–No Appraisal Rights; Objections by Creditors” on page 49.

Q:	Who can help answer my questions?

A:	If you have additional questions about the GTCR Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

Fundtech Ltd.
Attention: Investor Relations
30 Montgomery Street, Suite 501
Jersey City, NJ 07302

SUMMARY

This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this Proxy Statement carefully and in its entirety, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 95. Each item in this Summary includes a page reference directing you to a more complete description of that topic. All references to “Fundtech,” “the Company,” “we,” “us,” “our” and “our company”, or words of like import, are references to Fundtech Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars.

The Parties to the Merger (Page 30)

Fundtech is a leading provider of transaction banking software solutions for financial institutions and corporations.  These solutions are grouped into three broad sectors: (i) payment processing; (ii) bbp (financial messaging); and (iii) cash management systems.  Our payment systems include wire transfers, ACH (Automated Clearing House) origination, cross-border payments and remittance.  Our cash management systems are designed for large corporate through small business clients.  We operate the world’s largest SWIFT service bureau.  We also offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing, and we are a leading provider of CLS Bank’s Continuous Linked Settlement System, or CLS, systems to the world’s largest banks.  As of June 30, 2011, we had total assets of $183.6 million, total liabilities of $59.5 million and total shareholder equity of $124.1 million, and for the quarter then ended, we had total revenues of $40.5 million.  Our ordinary shares, nominal value NIS 0.01 per share, which we refer to as Ordinary Shares, are quoted on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange under the symbol “FNDT.” We are a foreign private issuer and file periodic reports with the SEC pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 95.

US FT Parent, Inc., which we refer to as Parent, is a Delaware corporation formed by GTCR Fund X/A LP or its affiliates (which we refer to as GTCR), for the purpose of effecting the Merger and the transactions contemplated by the GTCR Merger Agreement. Parent has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the GTCR Merger Agreement.  GTCR is a private equity fund founded in 1980 that has invested more than $8.5 billion in over 200 companies in implementing its strategy of identifying, acquiring and building market-leading companies.  The principal executive offices of Parent are located at c/o GTCR, LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

F.T. Israeli MergerCo Ltd., which we refer to as Merger Sub, is an Israeli company and an indirect wholly-owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the GTCR Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the GTCR Merger Agreement. The principal executive offices of Merger Sub are located at c/o GTCR, LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

The Merger (Page 36)

Subject to the terms and conditions of the GTCR Merger Agreement and in accordance with Israeli law, Merger Sub will be merged with and into the Company, which we refer to as the Merger, with the Company surviving the Merger and becoming an indirect wholly-owned subsidiary of Parent.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999 (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes.

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent, which will remain outstanding and no consideration will be delivered in exchange therefor) will be deemed to have been transferred to Parent in exchange for US$23.33 in cash (which we refer to as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable taxes.

Effects of the Merger (Page 70)

If the Merger is completed, you will be entitled to receive the Merger Consideration, without any interest thereon and subject to any applicable withholding taxes, if any, for each Ordinary Share owned by you as of the effective time of the Merger.  As a result of the Merger, we will become a privately-held company that is an indirect wholly-owned subsidiary of Parent and will cease to be a publicly traded company.  You will not receive any shares of the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Share Options (Page 70)

Effective as of the effective time of the Merger, each outstanding option or right to acquire Ordinary Shares then outstanding, whether or not vested or exercisable, will become fully vested and exercisable as of the effective time of the Merger and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option or right (which excess cash amount we refer to as the Option Consideration) and (ii) the number of Ordinary Shares such holder had the right to purchase if such options or right were fully vested and such holder had exercised such option or right in full immediately prior to the effective time of the Merger, subject to applicable withholding taxes.  Any such option or right that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without further payment.

The Special General Meeting (Page 31)

Time and Place (Page 31)

The Special General Meeting of Shareholders of our company, which we refer to as the Meeting, will be held on October 25, 2011, at 9:00 a.m. (Israel time), at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140.

Purpose (Page 31)

At the Meeting, you will be asked to consider and vote on the approval, pursuant to Section 320 of the Companies Law, of the merger of Fundtech with Merger Sub, including approval of: (i) the Merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Fundtech, with Fundtech surviving and becoming an indirect wholly-owned subsidiary of Parent; (ii) the Agreement and Plan of Merger, dated as of September 16, 2011, by and among Fundtech, Merger Sub and Parent; (iii) the Merger Consideration to be received by Fundtech’s shareholders in the Merger, consisting of US$23.33 in cash, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting, and conversion, of each outstanding option to purchase one Ordinary Share into the right to receive the Option Consideration, consisting of an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement, which is attached as Appendix A to this Proxy Statement (we refer to this proposal collectively as the Merger Proposal).

Record Date and Quorum Requirements (Page 31)

You are entitled to vote at the Meeting if you owned Ordinary Shares at the close of business on October 3, 2011, the record date for the Meeting.  As of September 28, 2011, there were 15,739,628 Ordinary Shares outstanding and entitled to vote. The presence, in person or by proxy, of at least two Fundtech shareholders who collectively hold at least 33.3% of the voting rights of Ordinary Shares on the record date is necessary to constitute a quorum at the Meeting.

Voting Rights and Vote Required (Page 32)

You will have one vote for each Ordinary Share that you owned on the record date.

The affirmative vote of the holders of a majority of Ordinary Shares present, in person or by proxy, at the Meeting and voting on the proposal, excluding abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates, is required to approve and adopt the proposals.

Clal Industries and Investments Ltd., which we refer to as Clal, entered into a voting agreement, which we refer to as the Voting Agreement, with Parent concurrently with the execution of the GTCR Merger Agreement.  The Voting Agreement is with respect to 8,800,398 Ordinary Shares, referred to as the Clal Shares, or approximately 56% of the issued and outstanding Ordinary Shares.  Under the Voting Agreement, Clal has agreed, among other things, to vote all of the Clal Shares in favor of the approval and adoption of the GTCR Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Voting and Proxies (Page 33)

Any shareholder of record entitled to vote at the Meeting may vote in person by attending the Meeting or by submitting the enclosed proxy card. If your Ordinary Shares are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your Ordinary Shares using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions, your Ordinary Shares will not be voted. You may revoke your proxy by (a) delivering a notice of revocation to us at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Attention: General Counsel, (b) submitting a later-dated proxy or (c) attending the Meeting and voting in person. Ordinary Shares represented by properly executed proxies received by us at least twenty-four (24) hours prior to the Meeting will, unless such proxies have been subsequently revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your Ordinary Shares, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on September 21, 2011 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the annual meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Our Reasons for Approving the Merger (Page 43)

Our Audit Committee and Board of Directors determined that the Merger, the Merger Agreement and the other transactions contemplated by the GTCR Merger Agreement are fair to and in the best interests of Fundtech and its shareholders, and approved the Merger, the GTCR Merger Agreement and the other transactions contemplated by the GTCR Merger Agreement, and our Board of Directors determined to recommend that the Fundtech shareholders approve the Merger Proposal, including the Merger, the GTCR Merger Agreement,  and the transactions contemplated by the GTCR Merger Agreement.

For a discussion of the material factors considered by our Board of Directors in reaching its conclusions, see “The Merger–Our Reasons for Approving the Merger” beginning on page 43.

Our Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Opinion of Financial Advisor (Page 49)

In connection with the Merger, our Board of Directors received a written opinion, dated September 16, 2011, from Citigroup Global Markets Inc., which we refer to as Citi, as to the fairness, from a financial point of view and as of the date of the opinion, of the US$23.33 per share Merger Consideration to be received by holders of Ordinary Shares (other than holders entering into the Voting Agreement in connection with the Merger and their respective affiliates, as to which Citi expressed no opinion).  The full text of Citi’s written opinion, which is attached to this Proxy Statement as Appendix C, sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken.  Citi’s opinion was provided for the information of our Board of Directors (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any other aspects or implications of the Merger.  Citi expressed no view as to, and its opinion did not address, the underlying business decision of Fundtech to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies or opportunities that might exist for Fundtech or the effect of any other transaction in which Fundtech might engage.  Citi’s opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed Merger or otherwise.

No Appraisal Rights (Page 49)

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger–No Appraisal Rights; Objections by Creditors” on page 49.

Financing of the Merger (Page 54)

US FT Holdco, Inc., which we refer to as the Borrower, a direct subsidiary of Parent, has received, with respect to the senior secured facilities, the debt commitment letter from Royal Bank of Canada, which we refer to as Royal Bank, and Bank of Montreal, which we refer to as BMO (Royal Bank and BMO are collectively referred to as the lenders), to provide to the Borrower, up to $225 million of senior secured facilities (not all of which is expected to be drawn at the closing of such facilities) for the purpose of financing the Merger, refinancing certain existing indebtedness of the Borrower and its subsidiaries, paying fees and expenses incurred in connection with the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries, in each case subject to the conditions set forth in the senior debt commitment letter.  The senior secured facilities will consist of a (i) $200 million term loan facility with a term of six years and (ii) a $25 million revolving credit facility with a term of five years.

The Borrower has also received, with respect to the mezzanine financing, a commitment letter from Newstone Capital Partners, LLC, which we refer to as Newstone, to purchase up to $75 million of senior subordinated notes due eight years after the issuance date for the purpose of financing the Merger, subject to the conditions set forth in such commitment letter. The Borrower intends to issue $50 million in aggregate principal amount of senior subordinated notes, which amount shall be increased if the amount issued under the senior secured term loan is reduced to less than $200 million by the amount of such reduction up to a maximum of $25 million, such that the total amount funded at closing under the senior subordinated notes does not exceed $75 million.

The commitment of (i) the lenders with respect to the senior secured facilities shall terminate upon the earliest to occur of (a) February 29, 2012, (b) the consummation of the acquisition without use of the senior secured facilities, (c) the date of execution and delivery of the loan documents by the Borrower and the lenders and (d) the date the GTCR Merger Agreement terminates or expires and (ii) Newstone with respect to the mezzanine financing shall terminate upon the earliest to occur of (a) the date that is 30 days following the abandonment of or termination of the GTCR Merger Agreement, unless within such period such abandonment or termination is rescinded or revoked or (b) February 29, 2012. The documentation governing the senior and mezzanine financing has not been finalized and, accordingly, the actual terms of the senior and subordinated debt financing may differ from those described in this document.

For additional details, see “The Merger–Financing of the Merger.”

Material Tax Consequences of the Merger (Page 57)

United States Federal Income Tax Consequences

The Merger will be a taxable transaction for United States federal income tax purposes.  In general, a United States Holder (as defined below in this Proxy Statement under “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences”) who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor.  Payments made to a non-United States Holder (as defined below in this Proxy Statement under “The Merger– Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences”) with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax.

Tax matters are very complicated and the tax consequences of the Merger to each holder of Ordinary Shares may depend on such holder’s particular facts and circumstances.  Holders of Ordinary Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Merger.  See the section of this document titled “The Merger–Material Tax Consequences of the Merger–Certain United States Federal Income Tax Consequences” for a summary discussion of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders.

Israeli Tax Consequences

The receipt of cash in exchange for your Ordinary Shares pursuant to the GTCR Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You are subject to the Israeli withholding tax (currently 20% for an individual and 24% for a corporation for the 2011 tax year) even if you are not subject to Israeli tax, unless an exemption or relief is provided from such withholding tax. We submitted an application to the Israeli Tax Authority for the Withholding Ruling and requested that non-Israeli shareholders which purchased their shares after March 13, 1998 (the date on which we listed our shares on NASDAQ) will be exempt from withholding to the extent that each such shareholder will provide the paying agent with the Tax Declaration Form that indicates that such shareholder is not an Israeli resident and satisfies other conditions. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” on page 61.

Regulatory Matters (Page 63)

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended, which we refer to as the HSR Act, and the rules and regulations thereunder, the Merger cannot be completed until GTCR and Fundtech have filed Notification and Report Forms with the United States Department of Justice, Antitrust Division (which we refer to as the Antitrust Division) and the Federal Trade Commission (which we refer to as the FTC) and the requisite HSR Act waiting periods have expired or been terminated.  The required notification and report forms under the HSR Act were filed with the Antitrust Division and the FTC, and the waiting period with respect thereto commenced on September 22, 2011.  Pursuant to the requirements of the HSR Act, the Merger may be closed following the expiration or early termination of a 30-calendar day waiting period following such filings with the FTC and the Antitrust Division, unless the federal government issues a request for additional information and documentary material.

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:  a joint filing of a merger proposal with the Israeli Companies Registrar (and a 50-day waiting period having elapsed thereafter), which filing occurred on September 25, 2011, notice of the filing of the merger proposal to secured creditors, notice to creditors through publication in newspapers; notice to workers; and notice to the Israeli Companies Registrar of the approval of the Merger by shareholders.

The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended.  The change in the composition of our shareholders in connection with the Merger and the transfer of control therein to a non-Israeli entity also require the submission of notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, referred to as the OCS.

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.

For additional details, see “The Merger–Regulatory Matters” beginning on page 63.

Interests of our Executive Officers and Directors in the Merger (Page 66)

In considering the recommendation of our Board of Directors with respect to the GTCR Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Fundtech shareholders, including:

•	Messrs. Reuven Ben Menachem, Michael Sgroe, Yoram Bibring, Joseph Mazzetti, Joseph Aulenti and Gil Rosenfeld are entitled to certain payments upon a change in control in certain circumstances;

•	certain indemnification and insurance provisions provided in the GTCR Merger Agreement;

•	an employment agreement entered into by Mr. Ben Menachem providing for post-closing employment as well as significant participation in a long-term incentive plan;

•
a non-competition agreement entered into by Mr. Ben Menachem providing that, among other things, Fundtech will pay $1 million to Mr. Ben Menachem on or before the closing for entry into such non-competition agreement;

•
an executive securities agreement entered into by Mr. Ben Menachem providing for, among other things, (i) a $3 million investment by Mr. Ben Menachem in the common units of BServ Holdings, LLC, a Delaware limited liability company formed as a holding company by GTCR to hold, upon consummation of the Merger, GTCR’s interests in BankServ and Fundtech and (ii) a grant of incentive units to Mr. Ben Menachem for approximately 3% of the fully diluted capitalization of BServ Holdings, LLC; and

•
outstanding vested share options held by our executive officers and directors (similarly to options held by employees or other persons generally) will be canceled and, if “in the money”, will be entitled to receive the Option Consideration, and outstanding unvested share options held thereby will be subject to accelerated vesting and will be canceled and, if “in the money,” will be converted into the right to receive the Option Consideration when the Merger becomes effective.

For additional details, see “The Merger–Interests of our Executive Officers and Directors in the Merger” beginning on page 66.

Our Audit Committee and Board of Directors were aware of these different or additional interests in determining to approve and adopt the GTCR Merger Agreement and the Merger, and to recommend to Fundtech shareholders that they vote in favor of the Merger Proposal.

Voting Agreement (Page 91)

Clal entered into a Voting Agreement with Parent concurrently with the execution of the GTCR Merger Agreement.  The Voting Agreement is with respect to 8,800,398 Ordinary Shares, referred to as the Clal Shares, or approximately 56% of the issued and outstanding Ordinary Shares.  Under the Voting Agreement, Clal has agreed, subject to the terms and conditions of the Voting Agreement, to vote all of the Clal Shares in favor of the approval and adoption of the GTCR Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Conditions to the Merger (Page 86)

The Company’s obligation to effect the Merger is conditioned upon the satisfaction or waiver (in writing), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval (as defined below in this Proxy Statement under “The Merger Agreement–Other Agreements–The GTCR Merger Agreement”) has been obtained;

•
no governmental entity has enacted, issued, promulgated, enforced or entered any law (including any injunction or other order, whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

•	the HSR waiting period has expired or terminated;

•
as required by the Companies Law, at least 50 days have elapsed after the filing of the merger proposal with the Registrar of Companies of the State of Israel and at least 30 days have elapsed after the Company Shareholder Approval and the approval by the shareholder of Merger Sub have been obtained;

•
(i) certain fundamental representations and warranties of Parent and Merger Sub under the GTCR Merger Agreement were true and correct on the date of execution of the GTCR Merger Agreement and are true and correct as of the closing date (unless they were made as of a particular date), except for de minimis inaccuracies, and

(ii) the other representations and warranties of Parent and Merger under the GTCR Merger Agreement were true and correct on the date of execution of the GTCR Merger Agreement and are true and correct as of the closing date (unless they were made as of a particular date) except where such failure to be true and correct (without giving effect to any “materiality” qualifications) individually or in the aggregate would not prevent or materially delay Parent from consummating the transactions contemplated by the GTCR Merger Agreement, and the Company has received a certificate to such effect signed on behalf of Parent by an executive officer of Parent;

•
each of Parent and Merger Sub has performed or complied in all material respects with all agreements and covenants required by the GTCR Merger Agreement to be performed or complied with by them on or prior to the closing date, and the Company has received a certificate to such effect signed on behalf of Parent by an executive officer of Parent;

•	Parent executed and filed with the OCS an undertaking in the OCS’ standard form;

•
the Company has obtained an opinion from an internationally recognized firm reasonably satisfactory to the Company, in form and substance reasonably acceptable to the Company, to the effect that the Company is solvent under the laws of the State of Israel, immediately after giving effect to the transactions contemplated in the GTCR Merger Agreement; and

•
the Withholding Ruling (as defined below in this Proxy Statement under “The Merger– Regulatory Matters–Israeli Tax Authority”) in form and substance reasonably acceptable to the Company and Parent has been obtained (or Parent has confirmed to the Company in writing that it will not withhold Israeli taxes from any Exempted Shareholder (as defined below under “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Tax Rulings”)).

Parent’s obligations to effect the Merger are conditioned upon the satisfaction or waiver (in writing) at or prior to the closing date of conditions substantially similar to the first six bullets listed above under the Company’s “Conditions to the Merger” (except that the failure of a non-fundamental representation or warranty of the Company to be true and correct must have a Company Material Adverse Effect (as defined below under “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Representations and Warranties”)) as well as the following additional conditions:

•	no Company Material Adverse Effect has occurred since signing and Parent shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company; and

•
the liquidation value of cash and cash equivalents of the Company and its subsidiaries plus certain transaction fees and expenses and other payments up to $11 million incurred by the Company in connection with the transactions contemplated by the GTCR Merger Agreement or the S1 Merger Agreement and paid after September 16, 2011 and prior to the closing equals at least $65 million and Parent received a certificate to that effect signed on behalf of the Company by an executive officer of the Company.

Restrictions on Solicitation of Other Offers (Page 77)

The Company has agreed that neither it nor its subsidiaries nor any of their respective officers, directors or employees will, and the Company has agreed to use reasonable best efforts to cause its representatives to not:

•	solicit, initiate, seek or knowingly encourage the submission or announcement of any acquisition proposal (as defined below);

•	furnish any nonpublic information regarding the Company or any of its subsidiaries to any individual or Person in connection with or in response to an acquisition proposal;

•	continue or otherwise engage or participate in any discussions or negotiations with any individual or Person with respect to any acquisition proposal;

•	subject to certain exceptions, approve, endorse or recommend any acquisition proposal; or

•	subject to certain exceptions, enter into any letter of intent, arrangement, agreement or understanding relating to any acquisition transaction (as defined below).

The term “acquisition proposal” means any offer, proposal or indication of interest received from a third party (other than a party to the GTCR Merger Agreement) providing for any acquisition transaction, including any renewal or revision to such a previously made offer, proposal or indication of interest.

The term “acquisition transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Company or any of its subsidiaries; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding capital stock of the Company; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company or any of its subsidiaries, taken as a whole (based on the fair market value thereof); (d) any liquidation or dissolution of the Company or any of its material subsidiaries; or (e) any combination of the foregoing (in each case, other than the Merger).

Change of Recommendation (Page 78)

Notwithstanding the restrictions described above, the Company is not prohibited from:

•	complying with Rule 14d-9 or Rule 14e-2(a) of the Exchange Act;

•
prior to obtaining the Company Shareholder Approval, furnishing nonpublic information pursuant to a confidentiality agreement containing customary terms and conditions that in the aggregate not materially less restrictive than those contained in the non-disclosure agreement between the Company and GTCR if:

•
our Board of Directors, or a committee thereof, concludes in good faith that (after consultation with outside legal counsel), the failure to take such action with respect to such acquisition proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law;

•	the Company is in compliance with the non-solicitation provisions in the GTCR Merger Agreement; and

•	the Company has furnished notice to Parent in accordance with the terms of the GTCR Merger Agreement.

•
prior to obtaining the Company Shareholder Approval, entering into or participating in discussions or negotiations with any individual or any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or other legal entity, which we refer to as a Person, in response to such unsolicited, bona fide acquisition proposal that our Board of Directors, or any committee thereof, concludes in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or would reasonably be expected to result in a superior offer (as defined below), if:

•
our Board of Directors, or a committee thereof, concludes in good faith that (after consultation with outside legal counsel), the failure to take such action with respect to such acquisition proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law;

•	the Company is in compliance with the non-solicitation provisions in the GTCR Merger Agreement; and

•	the Company has furnished notice to Parent in accordance with the terms of the GTCR Merger Agreement.

•
prior to obtaining the Company Shareholder Approval, withholding, withdrawing or modifying, or publicly proposing to withhold, withdraw or modify, the Company Recommendation (as defined below under “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Company Shareholder Meeting and Board Recommendation”) in a manner adverse to Parent or make any statement, filing or release, in connection with obtaining the Company Shareholder Approval or otherwise, inconsistent with the Company Recommendation, or approve, endorse or recommend any acquisition proposal (which we refer to as a Change of Recommendation) if (and only if), prior to taking such action:

•	an acquisition proposal is made by a third party and such offer is not withdrawn;

•
our Board of Directors, or any committee thereof, concludes in good faith that (after consultation with outside legal counsel and a financial advisor) such acquisition proposal constitutes a superior offer, and (after consultation with outside legal counsel) the failure to take such action with respect to such acquisition proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law;

•	the Company has notified Parent, in writing, at least five business days prior to such Change of Recommendation of its intention to take such action; and

•
at the end of such five business day period set forth above, our Board of Directors, or a committee thereof, again makes the determination in good faith that (after consultation with outside legal counsel and a financial advisor) that the acquisition proposal continues to be a superior offer and (after consultation with outside legal counsel) the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, but only after negotiating in good faith with Parent and its representatives if requested by Parent, regarding any adjustments or modifications to the terms of the GTCR Merger Agreement proposed by Parent, and taking into account such adjustments or modifications.

The parties to the GTCR Merger Agreement have contractually agreed that, in the absence of compelling legal authority to the contrary, the Company, the Board of Directors of the Company and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and the Board of Directors of the Company the law applicable to corporations incorporated in Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

The term “superior offer” means a bona fide written acquisition proposal (for purposes of this definition, replacing all references to twenty percent (20%) in the definition of “acquisition transaction” embedded in the definition of “acquisition proposal” below in this Proxy Statement  with fifty percent (50%)) that the Board of Directors of the Company or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to the Company’s shareholders than the Merger and the transactions contemplated by the GTCR Merger Agreement (including any proposal by Parent to amend the terms of the GTCR Merger Agreement) after taking into account all of the terms and conditions of such proposal and (ii) is likely to be completed (without material modification of its terms), in each of the cases of clause (i) and (ii) taking into account all financial, regulatory, legal and other aspects of such acquisition proposal (including the timing and likelihood of consummation thereof) and the payment, if any, of a termination fee or reimbursement fee.

Termination (Page 87)

The GTCR Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The GTCR Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•
the Merger is not consummated by February 29, 2012 (which we refer to as the Termination Date) (this right to terminate is not available to a party whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to occur on or before such date);

•
a governmental entity has enacted, issued, promulgated, enforced or entered any final and nonappealable law (including an injunction or other order) or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

•	the Company Shareholder Approval has not been obtained.

The GTCR Merger Agreement may also be terminated prior to the effective time of the Merger by Parent under any of the following circumstances:

•
(i) the Company has effected a Change of Recommendation; (ii) the Company has delivered a notice to Parent of its intent to effect a Change of Recommendation; (iii) the Company has failed to include in this Proxy Statement the Company Recommendation; (iv) following the request in writing by Parent, our Board of Directors has failed to reaffirm publicly the Company Recommendation within five business days (subject to certain limitations); or (v) the Company has breached, in any material respect, the “non-solicitation” provisions of the GTCR Merger Agreement; or

•
there has been a breach by the Company of any of its representations, warranties, covenants or obligations contained in the GTCR Merger Agreement (and in most cases, a breach of a representation or warranty must have a Company Material Adverse Effect), which breach would result in the failure to satisfy by the Termination Date one or more of Parent’s conditions (as described above), and such breach is incapable of being cured or has not been cured within 30 days after the Company receives written notice of such breach (this right to terminate would not be available to Parent if the Company has the right to terminate the GTCR Merger Agreement due to a breach by Parent or if Parent is otherwise in material breach of its obligations under the GTCR Merger Agreement) (we refer to such a breach as a Company Breach).

The GTCR Merger Agreement may also be terminated prior to the effective time of the Merger by the Company under any of the following circumstances:

•
there has been a breach by Parent or Merger Sub of any of their representations, warranties, covenants or obligations contained in the GTCR Merger Agreement (and in some cases, a breach of a representation or warranty must prevent or materially delay Parent from consummating the transactions contemplated by the GTCR Merger Agreement or otherwise prevent or materially delay Parent from performing its obligations under the GTCR Merger Agreement), which breach would result in the failure to satisfy by the Termination Date one or more of the Company’s conditions (as described above), and such breach is incapable of being cured or has not been cured within 30 days after Parent receives written notice of such breach (this right to terminate will not be available to the Company if Parent has the right to terminate the GTCR Merger Agreement due to a breach by the Company or if the Company is otherwise in material breach of its obligations under the GTCR Merger Agreement) (we refer to such a breach as a Parent Breach);

•
the Company effects a Change of Recommendation to accept an acquisition proposal and the Company pays or has paid to Parent the Company Termination Fee and the Parent Reimbursement Amount (each, as defined under “Remedies” below); or

•
if (i) all of Parent’s conditions (as described above) have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing), (ii) the Company has notified Parent in writing that it is ready, willing and able to consummate the transactions contemplated by the GTCR Merger Agreement, (iii) Parent and Merger Sub fail to complete the closing when required to, and (iv) Parent and Merger Sub fail to complete the closing within three business days after the date of receipt of such notice and the Company stood ready, willing and able to consummate the Merger through the end of such three business day period (we refer to the circumstances giving rise to a right of termination under this bullet as a Closing Failure).

Remedies (Page 89)

The Company is required to pay Parent a $17.6 million fee (which we refer to as the Company Termination Fee) and reimburse Parent the $11.9 million paid by it (on behalf of the Company) in connection with the termination of the S1 Merger Agreement (which we refer to as the Parent Reimbursement Amount), if the GTCR Merger Agreement is terminated because:

•
(i) the Company has effected a Change of Recommendation; (ii) the Company has delivered a notice to Parent of its intent to effect a Change of Recommendation; (iii) the Company has failed to include in this Proxy Statement the Company Recommendation; (iv) following the request in writing by Parent, our Board of Directors has failed to reaffirm publicly the Company Recommendation within five business days (subject to certain limitations); or (v) the Company has breached, in any material respect, the “non-solicitation” provisions of the GTCR Merger Agreement; or

•	(i) there was a Company Breach, (ii) the Company Shareholder Approval was not obtained or (iii) the Merger was not consummated by the Termination Date, and

•
an acquisition proposal (with references to 20% in the definition of “acquisition transaction” contained in the definition of “acquisition proposal” deemed to mean 50%), including a previously communicated acquisition proposal, has been publicly announced or otherwise communicated to a member of our senior management or our Board of Directors (or any individual or Person has publicly announced or communicated a bona fide intention, whether or not conditional, to make such an acquisition proposal); and

•	within twelve (12) months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, any such acquisition transaction.

The Company has agreed to pay Parent a $75 million termination fee and the Parent Reimbursement Amount if there was a Company Breach (other than with respect to representations and warranties and other than a breach of the “non-solicitation” provisions in the GTCR Merger Agreement) and such breach is the principal cause of the failure of the Merger to be consummated.  The Company has also agreed to pay Parent the Parent Reimbursement Amount if the GTCR Merger Agreement is terminated due to a Company Breach other than in the cases noted above.

If the Company Shareholder Approval was not obtained, but there was no Change of Recommendation, then the Company is required to pay Parent $3 million.

Parent is required to pay the Company a $75 million termination fee (which we refer to as the Parent Termination Fee) if the GTCR Merger Agreement is terminated because (i) there was a Parent Breach and such breach is the principal cause of the failure of the Merger to be consummated (other than with respect to representations and warranties in the GTCR Merger Agreement) or (ii) there was a Closing Failure.  GTCR Fund X/A LP has agreed to guarantee Parent’s obligation to pay the Parent Termination Fee.

Either party may also seek damages for breaches of the GTCR Merger Agreement.  The Company is expressly permitted to seek damages for the lost value to its shareholders.  The maximum liability of each party (and certain related individuals or Persons) under the GTCR Merger Agreement (and the related agreements, other than the Non-Disclosure Agreement, dated July 8, 2011, between the Company and GTCR Fund X/A LP) for damages is $75 million (which includes any payment of termination fees) plus the Parent Reimbursement Amount, if applicable.  GTCR Fund X/A LP has agreed to guarantee Parent’s obligation to pay damages.

The parties to the GTCR Merger Agreement agreed that, prior to the valid termination of the GTCR Merger Agreement, they will be entitled, in addition to any other remedy at law or in equity, to an injunction, specific performance and other equitable relief to prevent or restrain breaches, or threatened or imminent breaches, of the GTCR Merger Agreement and to enforce specifically the terms and provisions of the GTCR Merger Agreement.

Market Price Information (Page 93)

On September 14, 2011, the last full trading day prior to the date of the public announcement that our Board of Directors had determined that the binding offer received from GTCR was a Company Superior Offer (under the S1 Merger Agreement), the closing price per Ordinary Share on the NASDAQ Global Select Market was $17.56 and the closing price per Ordinary Share on the Tel Aviv Stock Exchange was NIS 65.91 (approximately $17.75, based on the exchange rate reported by the Bank of Israel as of such date).  On September 28, 2011, the most recent practicable date, the closing price per Ordinary Share on the NASDAQ Global Select Market was $22.98 and the closing price per Ordinary Share on the Tel Aviv Stock Exchange was NIS 85.50 (approximately $23.03, based on the exchange rate reported by the Bank of Israel as of such date).   For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” beginning on page 93.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 29, you should carefully consider the following risk factors in determining how to vote at the Meeting.  The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Conditions to the Merger” beginning on page 86, including that:

•	the HSR waiting period has expired or terminated;

•	no Company Material Adverse Effect has occurred since signing; and

•
the liquidation value of cash and cash equivalents of the Company and its subsidiaries plus certain transaction fees and expenses and other payments up to $11 million incurred by the Company in connection with the transactions contemplated by the GTCR Merger Agreement or the S1 Merger Agreement and paid after September 16, 2011 and prior to the closing equals at least $65 million.

No assurance can be given that each of the conditions will be satisfied.  In addition, the GTCR Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Termination Provisions” beginning on page 87.  If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.  If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a termination fee, an alternate termination fee and/or the Parent Reimbursement Amount if the Merger is terminated under various circumstances described in the section entitled “The Merger Agreement; Other Agreements–The GTCR Merger Agreement– Remedies” beginning on page 89.

•	we will be required to pay certain costs relating to the Merger, including substantial legal and accounting fees, whether or not the Merger is completed;

•	the price of Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the GTCR Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies; and

•
during the period before completion of the Merger our management’s attention will be diverted from the day−to−day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the GTCR Merger Agreement.  If the Merger is not completed, these risks may materialize and may adversely affect the price of Ordinary Shares, business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger–Interests of our Executive Officers and Directors in the Merger”.  These interests could cause management or members of our Board of Directors to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the GTCR Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.  If as a result we are unable to maintain a minimum amount cash or there is a Company Material Adverse Effect (as defined herein), Parent may have a right to terminate the GTCR Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger.  This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the GTCR Merger Agreement is terminated, with limited exceptions, the GTCR Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations.  Under specified circumstances, including in connection with a change in recommendation to our shareholders regarding the Merger and the GTCR Merger Agreement, we will be obligated to pay Parent a termination fee of up to $17.6 million and reimburse Parent the $11.9 million Parent Reimbursement Amount paid to S1 in connection with the termination of the S1 Merger Agreement.  These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by February 29, 2012, either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Conditions to the Merger” beginning on page 86 and set forth in the GTCR Merger Agreement attached to and included in this Proxy Statement as Appendix A.  Certain of these conditions are beyond our control, such as the expiration or termination of the waiting period under the HSR Act.  In addition, the Merger cannot be consummated until after the completion of a 20 consecutive business days period commencing on the date after the later of (a) the first date on which Parent has received certain required information or (b) the date on which the approval of the Merger by our shareholders has been obtained (which we refer to as the Marketing Period), which may be extended in certain circumstances.  If the Merger has not been completed by February 29, 2012, either the Company or Parent may terminate the Merger Agreement, unless the failure of the Merger to be completed has resulted from or was principally caused by the failure of the party seeking to terminate the GTCR Merger Agreement to perform its obligations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information relating to the Merger. These forward-looking statements include, without limitation, statements contained in the sections of this Proxy Statement entitled “Questions and Answers about the Merger,” “Summary,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

Fundtech is a leading provider of transaction banking software solutions for financial institutions and corporations.  These solutions are grouped into three broad sectors: (i) payment processing; (ii) bbp (financial messaging); and (iii) cash management systems.  Fundtech’s payments systems include wire transfers, ACH origination, cross-border payments and remittance.  Its cash management systems are designed for large corporate through small business clients.  Fundtech operates the world’s largest SWIFT service bureau.  It also offers an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing and it is a leading provider of CLS systems to the world’s largest banks.  As of June 30, 2011, we had total assets of $183.6 million, total liabilities of $59.5 million and total shareholder equity of $124.1 million, and for the quarter then ended, we had total revenues of $40.5 million.

Fundtech’s principal offices are located at 10 Hamada Street, 5th Floor, Herzliya, Israel 46140.

This Proxy Statement incorporates important business and financial information about Fundtech from other documents that are not included in or delivered with this information statement.  For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” for more information.

Parent

US FT Parent, Inc., which we also refer to in this Proxy Statement as Parent, is a Delaware corporation formed by GTCR Fund X/A LP (which we also refer to as GTCR), for the purpose of effecting the Merger and the transactions contemplated by the GTCR Merger Agreement.  GTCR is a private equity fund founded in 1980 that has invested more than $8.5 billion in over 200 companies in implementing its strategy of identifying, acquiring and building market-leading companies.  Parent has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the GTCR Merger Agreement.  The principal executive offices of Parent are located at c/o GTCR, LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

Merger Sub

F.T. Israeli Mergerco Ltd., which we also refer to in this Proxy Statement as Merger Sub, is an Israeli company and an indirect wholly-owned subsidiary of Parent formed for the purpose of effecting the Merger and the transactions contemplated by the GTCR Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the GTCR Merger Agreement.  The principal executive offices of Merger Sub are located at c/o GTCR, LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654, and its telephone number is (312) 382-2200.

THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on October 25, 2011, at 9:00 a.m. (Israel time), at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about October 4, 2011 to all holders of Ordinary Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger, the GTCR Merger Agreement, and the other transactions contemplated by the GTCR Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, of the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and an indirect, wholly-owned subsidiary of Parent, both of which were formed by GTCR, including approval of: (i) the Merger; (ii) the GTCR Merger Agreement; (iii) the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting of, and conversion of, each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option; and (v) all other transactions and arrangements contemplated by the GTCR Merger Agreement.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the GTCR Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 36 and 70, respectively.

Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors of Fundtech

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF FUNDTECH AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER FUNDTECH SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for Approving the Merger” beginning on page 43.

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, our Board of Directors has fixed October 3, 2011 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date.  As of September 28, 2011, there were 15,739,628 Ordinary Shares outstanding and entitled to vote.  Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the proposals as described in this document.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one-third percent (33.33%) of the voting power of our company, will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes, and not including any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates).

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” such proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Clal entered into the Voting Agreement with Parent concurrently with the execution of the GTCR Merger Agreement.  The Voting Agreement is with respect to 8,800,398 Ordinary Shares, referred to as the Clal Shares, or approximately 56% of the issued and outstanding Ordinary Shares.  Under the Voting Agreement, Clal has agreed, subject to the terms and conditions set forth in the Voting Agreement, to vote all of the Clal Shares in favor of the approval and adoption of the GTCR Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Adjournment and Postponement

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time appointed for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Attention: General Counsel, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our executive offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Attention: General Counsel.

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

If you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will be voted “FOR” all the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Shares Held in Street Name

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Shares Traded on TASE

If you own Ordinary Shares that are traded through the Tel Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following two ways: (a) By mail: sign and date a voting instructions card in the form filed by us on MAGNA on September 21, 2011 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; or (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will be voted “FOR” the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact the Investor Relations Department at http://fndt.client.shareholder.com/contactus.cfm.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the GTCR Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the GTCR Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully and in its entirety.

Background of the Merger

The senior management team and board of directors of Fundtech actively monitor and assess developments in the banking services and software industry and are generally aware of the business activities of other companies in the industry.  In addition, the board of directors and senior management of Fundtech regularly consider and evaluate options for achieving our company’s long-term strategic goals and enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value.

In the Spring of 2011, Fundtech, at the direction of its board of directors, was engaged in preliminary discussions regarding potential business combination transactions with at least two companies.  In particular, Fundtech engaged in discussions with S1 Corporation, a public company that also provides payments and financial services software solutions, which we refer to as S1, regarding a stock-for-stock merger in which Fundtech would merge with S1 and all Ordinary Shares outstanding immediately prior to the merger would be converted into stock of the combined company.  In addition, during this time, Fundtech engaged in preliminary discussions with a corporation, which we refer to as Company A, regarding a possible acquisition of all of the Ordinary Shares for cash.  In mid-June 2011, Company A sent a letter to Fundtech expressing its interest in acquiring all of the outstanding Ordinary Shares for between $20.00 and $21.00 per share in cash.

On June 14, 2011, in response to news articles about these discussions, Fundtech issued a press release confirming that it was in preliminary discussions regarding potential transactions.  The press release noted the merger discussions with a company based in the United States (which was a reference to S1) and that Fundtech recently had been approached by a corporation to express its interest in entering into a transaction to acquire the company (which was a reference to Company A).

Following the June 14 press release, several parties, including a representative of GTCR, contacted either Fundtech or Fundtech's financial advisor, Citi, to explore a potential business combination transaction with Fundtech.  At the time, there was industry speculation that GTCR was in advanced discussions to acquire BankServ.

On June 21, 2011, the Fundtech board of directors held a telephonic meeting at which representatives of each of Kirkland & Ellis LLP, which we refer to as Kirkland, Kramer Levin Naftalis & Frankel LLP, which we refer to as Kramer, and Meitar Liquornik Geva & Leshem Brandwein, which we refer to as Meitar, each of which was acting as Fundtech’s legal counsel, and Citi were present.  During the course of the meeting, the Fundtech board of directors discussed the status of the discussions with S1 regarding a potential merger transaction, which appeared to be coming to a conclusion on final terms.  As part of that discussion, the board of directors and Fundtech's advisors reviewed the status of any other known alternative business combination transactions.  In particular, management of Fundtech indicated that Company A had indicated, following the issuance of the press release on June 14, that it was no longer interested in pursuing an acquisition of Fundtech at this time.  In addition, another company in the banking services and software industry with which Fundtech had held preliminary discussions regarding a possible business combination transaction, which we refer to as Company B, had indicated that it was interested in acquiring all of our Ordinary Shares for cash, although it would need to arrange for further financing to complete a transaction.  During the Spring 2011, Company B sent a letter indicating that it was interested in acquiring all of the Ordinary Shares for between $21.00 and $23.00 per share in cash.  Following discussion, the board of directors determined to continue to pursue the potential transaction with S1.

On June 26, 2011, the Fundtech board of directors held a telephonic meeting at which representatives of Kirkland, Kramer, Meitar and Citi were present.  The purpose of the meeting was to consider the final terms of the proposed merger transaction with S1 for approval.  As part of the discussion of the proposed merger with S1 and the terms of the proposed merger agreement with S1, which we refer to as the S1 Merger Agreement, the Fundtech board of directors reviewed the status of any other known alternative business combination transactions, including a possible transaction with GTCR.  Following discussion, the Fundtech board of directors approved the S1 Merger Agreement.

In the late evening of June 26, 2011, Fundtech and S1 finalized and entered into the S1 Merger Agreement.

In the early morning of June 27, 2011, Fundtech and S1 announced the execution of the S1 Merger Agreement.

On July 4, 2011, a representative of Moelis & Company LLC, GTCR’s financial advisor, which we refer to as Moelis, contacted a representative of Citi.  The representative of Moelis indicated that Moelis had been retained by GTCR and that GTCR was interested in formulating a proposal for a potential transaction with Fundtech.

On July 7, 2011, GTCR sent a letter to Fundtech in which it proposed to acquire all of the Ordinary Shares for $25.00 per share in cash.  In the letter, GTCR indicated that its proposal was based on the assumptions that Fundtech would have at least $80 million of cash on its balance sheet at closing and, if required, the funding of any termination fee to S1 would be made by Fundtech and the per share price would be reduced accordingly.  The proposal was subject to conditions, including GTCR conducting a due diligence review of Fundtech and negotiating definitive documentation for the transaction.  The letter indicated that GTCR expected that, following completion of GTCR’s due diligence review of Fundtech and the negotiation of definitive documentation for the transaction, the Fundtech board of directors would find that the proposal from GTCR was a superior proposal under the S1 Merger Agreement and would terminate the S1 Merger Agreement to accept GTCR's proposal.

On July 8, 2011, the Fundtech board of directors held a telephonic meeting at which representatives of Kirkland, Kramer, Meitar and Citi were present.  The purpose of the meeting was to consider the proposal from GTCR and the applicable terms of the S1 Merger Agreement.  Following discussion and after consultation with Fundtech's outside legal counsel and financial advisor, the Fundtech board of directors concluded that the proposal from GTCR constituted or would reasonably be expected to result in a Company Superior Offer (as defined and contemplated by the S1 Merger Agreement) and, after consultation with outside legal counsel, that the failure of the Fundtech board of directors to furnish nonpublic information regarding Fundtech or any of its subsidiaries to, or to enter into or participate in discussions and negotiations with, GTCR in response to its proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law, in each case as contemplated by the S1 Merger Agreement.  As a result, the Fundtech board of directors determined to provide GTCR with access to nonpublic information regarding Fundtech or any of its subsidiaries and to enter into and participate in discussions and negotiations with GTCR regarding its proposal upon execution and delivery to Fundtech of an appropriate confidentiality agreement as contemplated by the S1 Merger Agreement.  In addition, the Fundtech board of directors determined that it was appropriate to form a committee of the board to take action on behalf of the board in connection with GTCR's proposal, which we refer to as the Transactions Committee, on which committee Mr. Avi Fischer (Chairman of the Fundtech board of directors), Mr. Reuven Ben Menachem (Chief Executive Officer and director) and Messrs. Robert Cobuzzi and Gerald Dogon (both external directors) would serve.

Later in the day on July 8, 2011, Fundtech and GTCR entered into a confidentiality agreement pursuant to which nonpublic information regarding Fundtech or any of its subsidiaries could be shared with GTCR.

Also on July 8, 2011 and in accordance with Fundtech's directives, representatives of Citi and Kirkland contacted representatives of Moelis and Skadden, Arps, Slate, Meagher & Flom LLP, GTCR’s legal counsel, which we refer to as Skadden, respectively, to communicate Fundtech's preliminary feedback on GTCR’s proposal.  In particular, they indicated that the Fundtech board expected that GTCR would work quickly to finalize the terms of its proposal, that the final per share price would be no less than that proposed by GTCR, that GTCR would provide all funding for the transaction or would guarantee that all financing would be obtained and that GTCR would pay any termination fee payable under the S1 Merger Agreement.

Beginning on July 8, 2011 and continuing until just prior to the execution of the GTCR Merger Agreement on September 16, 2011, Fundtech and its representatives and GTCR and its representatives held several in-person and telephonic conferences to discuss due diligence matters and Fundtech made available to GTCR due diligence materials through a virtual data room.

On July 19, 2011, GTCR sent to the Fundtech board of directors a letter.  In its letter, in which GTCR indicated that its due diligence review of Fundtech was going well and that, based on discussions with management and the information posted in the data room, GTCR reaffirmed its proposal to acquire Fundtech at a valuation of $25.00 per share, as previously set forth in its letter received on July 7, 2011.

On the morning of July 26, 2011, ACI Worldwide, Inc., which we refer to as ACI, made a proposal to S1 to acquire all of the issued and outstanding common stock of S1 in a cash and stock transaction valued at $9.50 per share and issued a press release regarding its proposal.

Also on July 26, 2011, the Fundtech Transactions Committee held a telephonic meeting at which representatives of Kirkland, Kramer, Meitar and Citi were present.  At the meeting, the Transactions Committee discussed the status of the communications to date with GTCR and the proposal made by ACI to S1.  The Transactions Committee noted that the ACI proposal for S1 could make obtaining shareholder approval for the transaction between Fundtech and S1 more difficult.  The Transactions Committee determined that meetings with GTCR regarding its proposal should continue.

Also on July 26, 2011, a representative of Skadden sent to representatives of Kirkland a draft merger agreement pursuant to which GTCR would propose to acquire all of the outstanding Ordinary Shares.  The draft agreement provided for GTCR to obtain financing for the acquisition through a combination of equity financing and third-party debt financing, but that if the transaction did not close when all of the closing conditions were satisfied (including because the financing was not obtained), GTCR would pay Fundtech a reverse termination fee (which, based on discussions, was approximately 6% of the equity value of the transaction) but that GTCR would otherwise not have any liability in the event the transaction did not close.  The draft agreement also included a closing condition that Fundtech would have a minimum of $65 million in cash and cash equivalents at closing.  The draft merger agreement did not provide for the payment by GTCR of the termination fee payable under the S1 Merger Agreement.  The draft merger agreement also provided for more limited obligations of GTCR regarding obtaining antitrust approvals than those provided in the S1 Merger Agreement.

On July 27, 2011, the Fundtech board of directors held a telephonic meeting at which representatives of Kirkland, Kramer, Meitar and Citi were present.  At the meeting, the Fundtech board discussed the status of the communications to date with GTCR and the proposal made by ACI to S1.  The Fundtech board determined that meetings with GTCR regarding its proposal should continue.

On August 10, 2011, GTCR sent a letter to the Fundtech board of directors in which it made a definitive proposal to acquire all of the Ordinary Shares for $22.00 per share in cash.  The proposal included a revised draft merger agreement as well as other ancillary agreements and financing commitments.  The draft agreement included significant improvements from the draft agreement provided on July 26, 2011 in response to concerns expressed to GTCR’s advisors by Fundtech’s advisors.  In particular, the agreement provided for GTCR to pay Fundtech a reverse termination fee of $75 million if the transaction did not close when all of the closing conditions were satisfied (including because the financing was not obtained) and that GTCR would pay the termination fee payable under the S1 Merger Agreement on behalf of Fundtech.

On August 11, 2011, the Fundtech board of directors held a telephonic meeting at which representatives of Kirkland and Citi were present.  At the meeting, the Fundtech board discussed the proposal received from GTCR on August 10 and the current status of the proposed transaction between Fundtech and S1.  The Fundtech board of directors discussed several negotiation strategies for responding to GTCR’s proposal and determined that the most prudent course of action was to immediately respond to GTCR with a letter from Kirkland indicating, among other things, that Fundtech did not intend to engage in further negotiations with GTCR regarding its proposal because of the reduction in the price contemplated by the August 10 proposal letter.  Later that day, a representative of Kirkland sent this letter to a representative of Skadden.

On August 13, 2011, GTCR sent to the Fundtech board of directors a letter in response to the Fundtech board’s letter on August 11.  In GTCR’s letter, it explained its reasons for its reduced price per share in its proposal on August 10 but indicated that it would be prepared to demonstrate additional flexibility regarding value in the context of further dialogue on the transaction.

On August 15, 2011, the Fundtech Transactions Committee held a telephonic meeting at which representatives of Kirkland and Citi were present.  At the meeting, the Transactions Committee discussed the status of the communications to date with GTCR and the outcome of the negotiation strategy in response to GTCR’s proposal letter on August 10, including the possibility of further price increases from GTCR.  Following discussion, the Transactions Committee determined that it would be prudent to schedule another meeting between the management of Fundtech and GTCR to negotiate the terms and price of GTCR’s proposal to acquire all of the outstanding Ordinary Shares of Fundtech.

On August 16, 2011, GTCR announced its execution of a definitive agreement to acquire BankServ, which acquisition was consummated on August 25, 2011.

On August 17, 2011, the Fundtech Transactions Committee held a telephonic meeting at which representatives of Kirkland and Citi were present.  At the meeting, the Transactions Committee confirmed that the meeting with GTCR discussed at the prior meeting had been scheduled for the following week.  In addition, management of Fundtech indicated that there had been exploratory discussions with S1 about a possible revision to the transaction between Fundtech and S1 provide for a mix of cash and stock consideration in the merger, with approximately 80% of the consideration payable in cash, at a value in excess of the price implied by the value of the stock to be received in the transaction.  Following discussion, the Transactions Committee determined that it would be prudent to have a meeting between the managements of Fundtech and S1 to seek to determine whether this was a viable alternative transaction, while maintaining the meeting scheduled with GTCR.

On August 22, 2011, representatives from Kirkland sent to representatives of Skadden a preliminary issues list related to the draft merger agreement provided by GTCR on August 10, including GTCR’s liability for a breach of the merger agreement, the circumstances in which the reverse termination fee would become payable, the terms of the closing condition regarding Fundtech’s minimum available cash, the obligations of the parties regarding GTCR’s financing and obtaining antitrust approvals and the outside date in the merger agreement and financing commitments.

On August 23, 2011, representatives of GTCR met in New York City with Messrs. Fischer, Ben Menachem, Bibring and other representatives of Fundtech to discuss the terms of GTCR’s proposal.  During the meeting, GTCR stated that it would not be able to provide a final price for its proposal until the other terms of the transaction, including the terms of the merger agreement, were finalized.  During the meeting, joined by legal counsel, the parties discussed the open issues related to the draft merger agreement provided by GTCR as noted in the preliminary issues list provided to Skadden the prior day.

During the course of the next several weeks and culminating in the execution of the GTCR Merger Agreement on September 16, 2011, the parties exchanged several drafts of the merger agreement and related documentation and engaged in several telephonic negotiations of these agreements.  In particular, they continued to negotiate the key items identified in the preliminary issues list provided to Skadden and the methods by which the structure of the transaction would permit GTCR to make use of Fundtech’s available cash.

On August 24, 2011, the Fundtech Transactions Committee held a telephonic meeting at which representatives of Kirkland and Citi were present.  At the meeting, the Transactions Committee was updated on the discussions between Fundtech and GTCR, as well as the ongoing discussions with S1 regarding the proposed transaction between Fundtech and S1.

On August 27, 2011, GTCR sent a letter to the Fundtech board of directors in which it made a proposal to acquire all of the ordinary shares of Fundtech for $23.40 per share in cash, which it noted reflected its original $25.00 per share proposed price, with reductions for Fundtech's lower projected cash at closing and the payment of the termination fee to S1.  The proposal included a revised draft merger agreement as well as other ancillary agreements and financing commitments.  The draft agreement included significant improvements from the draft agreement provided on August 10, 2011 in response to comments provided by Fundtech’s advisors.  In particular, the agreement (i) provided for GTCR to pay Fundtech a reverse termination fee of $75 million in certain circumstances of termination of the agreement for breach of certain obligations of GTCR that previously had not been covered, (ii) required GTCR to guarantee all liabilities for breach of the merger agreement (up to a cap of $75 million) rather than just require GTCR to pay the reverse termination fee if it became payable, (iii) limited Fundtech’s obligations regarding GTCR’s financing efforts and (iv) expanded GTCR’s obligations regarding antitrust approval to correspond with the standards provided in the S1 Merger Agreement.  The draft agreement also added a $75 million termination fee payable by Fundtech on the reciprocal terms as the new circumstances in which GTCR’s reverse termination fee would become payable.

On August 28, 2011, the Fundtech Transactions Committee held a telephonic meeting at which representatives of Kirkland, Meitar and Citi were present.  At the meeting, the Transactions Committee received an update on the status of the discussions with both GTCR regarding its proposal and with S1 regarding the possible revision to the transaction between Fundtech and S1.  The Transactions Committee discussed whether it would be possible to negotiate with GTCR to increase the proposed purchase price (most significantly by eliminating the reductions in the price proposed by GTCR because of Fundtech’s amount of available cash and the termination fee if these items could be addressed).  The Transactions Committee discussed the other open issues related to the transaction and approved Mr. Ben Menachem meeting with GTCR to discuss the terms of his continued management of Fundtech after the closing, as requested by GTCR before it would be willing to execute the GTCR Merger Agreement.

On August 31, 2011 and September 1, 2011, Mr. Ben Menachem met in Zurich, Switzerland with representatives of GTCR to discuss the terms of his continued management of Fundtech after the closing, as requested by GTCR.

On September 7, 2011 and continuing through September 10, 2011, Messrs. Fischer, Ben Menachem and Bibring engaged in a series of conversations with representatives of S1 regarding modifications to the S1 Merger Agreement in light of the existence of the proposals for Fundtech and S1 from GTCR and ACI, respectively, and the likelihood of S1 shareholder approval for the proposed transaction between Fundtech and S1.  In particular, they discussed delaying the S1 shareholder meeting, replacing the termination fees with expense reimbursement provisions and eliminating the “match periods” included in the S1 Merger Agreement (which would limit either party’s right to immediately accept a superior offer), although neither party would be able to accept a superior offer until late September.  Fundtech and S1 reached an agreement in principle, although never finalized a definitive agreement, on these items.

On September 11, 2011, a representative of GTCR indicated that GTCR was not prepared to wait until late September to finalize its proposal and that GTCR would no longer participate in discussions regarding the acquisition of Fundtech after the middle of the week of September 12, 2011 unless the Fundtech board of directors was prepared to accept an offer from GTCR by that time.  In addition, the representative of GTCR indicated that the cost of certain unanticipated bonuses would result in additional costs not previously considered by GTCR and that the purchase price of GTCR’s offer would be reduced for such amounts to $23.33 per share.

On September 12, 2011, the Fundtech Transactions Committee held a telephonic meeting at which representatives of Kirkland, Kramer, Meitar and Citi were present.  At the meeting, the Transactions Committee received an update on the status of the discussions with both GTCR regarding its proposal and with S1 regarding the possible revision to the transaction between Fundtech and S1.  In particular, the Transactions Committee discussed that it was unlikely that S1 would be prepared to revise the transaction between Fundtech and S1 to provide for cash and stock consideration and GTCR was not willing to extend negotiations beyond the middle of the week.  Citi reviewed with the Fundtech Transactions Committee financial aspects of the proposed transaction with GTCR.  Mr. Ben Menachem also provided an update to the Transactions Committee regarding the terms of his continued management of Fundtech after the closing, as requested by GTCR before it would be willing to execute the GTCR Merger Agreement, based on his negotiations with GTCR then to date.  Following discussion, the Transactions Committee decided that GTCR's final proposal should be presented to the Fundtech board of directors for consideration.

On September 14, 2011, the Fundtech board of directors held a telephonic meeting at which representatives of Kirkland, Kramer, Meitar and Citi were present.  The purpose of the meeting was to consider GTCR's proposal and the applicable terms of the S1 Merger Agreement.  The meeting was preceded by an audit committee meeting, at which the terms of the director and officer indemnification and insurance provisions of the GTCR Merger Agreement and the terms of Mr. Ben Menachem’s continued employment arrangements (including bonuses and equity participation) were reviewed and approved.  Following the audit committee meeting, the full board convened.  Representatives of Kirkland reviewed the terms of GTCR’s proposal, which would be irrevocable until September 23, 2011 if Fundtech delivered its notice to S1 relating to its intent to change its recommendation by September 15, 2011.  Citi discussed with the Fundtech board of directors financial aspects of GTCR’s proposal and certain financial terms of the proposed S1 merger.  Following discussion and after consultation with Fundtech's outside legal counsel and financial advisor, the Fundtech board of directors concluded that GTCR's proposal constituted a Company Superior Offer (as defined in the S1 Merger Agreement) and, after consultation with outside legal counsel, that the failure of the Fundtech board of directors to change its recommendation to Fundtech’s shareholders and terminate the S1 Merger Agreement to enter into the GTCR Merger Agreement would be reasonably likely to result in a breach of its fiduciary duties under applicable law.  The Fundtech board of directors agreed to reconvene after the expiration of the five business day “match period” contemplated by the S1 Merger Agreement to make further findings regarding the proposal as appropriate.

On the late evening of September 14, 2011, Fundtech provided notice to S1 of the Fundtech board of directors' findings and intent to change its recommendation to Fundtech’s shareholders and terminate the S1 Merger Agreement to enter into the Merger Agreement after the expiration of the five business day “match period” contemplated by the S1 Merger Agreement.

On the morning of September 15, 2011, Fundtech issued a press release announcing the existence of GTCR’s offer and of the Fundtech board of directors' findings and intent to change its recommendation to Fundtech’s shareholders and terminate the S1 Merger Agreement to enter into the GTCR Merger Agreement.

During the course of the day on September 15, 2011, representatives of Fundtech and representatives of S1 discussed methods by which S1 would be willing to shorten or eliminate the five business day “match period” contemplated by the S1 Merger Agreement to permit Fundtech to accept GTCR’s offer more quickly if S1 did not intend to propose revisions to the S1 Merger Agreement to avoid Fundtech’s intended change of recommendation.  S1 and Fundtech agreed to accomplish this by delivery by S1 to Fundtech of a notice of termination of the S1 Merger Agreement, which Fundtech would allow to be conditioned upon payment to S1 of the termination fee payable to S1 on September 16, 2011.

On the early morning of September 16, 2011, S1 delivered the notice of termination of the S1 Merger Agreement in the form discussed.

Later that morning, the Fundtech board of directors held a telephonic meeting at which representatives of Kirkland, Meitar and Citi were present.  The purpose of the meeting was to formally approve the acceptance of GTCR’s proposal and the execution of the GTCR Merger Agreement and approval of related matters.  The meeting was preceded by an audit committee meeting, at which the terms of the director and officer indemnification and insurance provisions of the GTCR Merger Agreement and the terms of Mr. Ben Menachem’s continued employment arrangements (including bonuses and equity participation) were reviewed.  Following the audit committee meeting, the full board convened.  Representatives of Kirkland reviewed the terms of the GTCR Merger Agreement.  Citi reviewed with the Fundtech board of directors its financial analysis of the $23.33 per share consideration and rendered to the board of directors an oral opinion, confirmed by delivery of a written opinion dated September 16, 2011, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $23.33 per share consideration to be received in the Merger by holders of Ordinary Shares (other than holders entering into Voting Agreements in connection with the Merger and their respective affiliates, as to which Citi expressed no opinion) was fair, from a financial point of view, to such holders.  Following discussion, the Fundtech board of directors determined that the terms of the Merger and the other transactions contemplated by the GTCR Merger Agreement were advisable, fair to and in the best interests of Fundtech and its shareholders, approved the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement, recommended that the Fundtech shareholders vote “FOR” the proposal to approve the Merger and the transactions contemplated by the GTCR Merger Agreement and authorized Fundtech’s management to execute the GTCR Merger Agreement.  See “–Our Reasons for Approving the Merger” beginning on page 43 for more information on the factors considered by the Fundtech board of directors.

On September 16, 2011, GTCR paid to S1 the termination fee of $11.9 million payable under the S1 Merger Agreement to terminate the S1 Merger Agreement and Fundtech accepted GTCR’s offer and entered into the GTCR Merger Agreement.

Later in the morning of September 16, 2011, Fundtech and GTCR announced the execution of the GTCR Merger Agreement.

Our Reasons for Approving the Merger

Our Board of Directors determined that the Merger, the GTCR Merger Agreement and the other transactions contemplated by the GTCR Merger Agreement are fair to and in the best interests of Fundtech and its shareholders, and approved the Merger, the GTCR Merger Agreement and the other transactions contemplated by the GTCR Merger Agreement and determined to recommend that the Fundtech shareholders approve the Merger, the GTCR Merger Agreement and the other transactions contemplated by the GTCR Merger Agreement.

In evaluating the Merger, our Board of Directors consulted with Fundtech management and Fundtech’s legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below.  Among the information and material factors considered by our Board of Directors were the following:

Financial Condition; Prospects of Company

•
The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of Ordinary Shares (which is not feasible to quantify numerically).

•
The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the transaction banking industry specifically, (ii) the current and prospective competitive climate in both the transaction banking industry and Fundtech’s end customers and the likelihood of further consolidation in such industries, and (iii) the “Risk Factors” set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

•
Our Board of Directors’ knowledge of the Company’s share price performance, specifically that the Company’s earnings multiples compared to those of certain comparable companies did not provide shareholders the full benefit of the Company’s operational performance.

Strategic Alternatives

Our Board of Directors considered the trends and competitive developments in the industry and the range of strategic alternatives available to Fundtech.  These alternative strategies included continuing to pursue a merger with S1, remaining a stand-alone company and, based on prior periodic discussions with other companies about potential business combinations, the possibility of business combination transactions with third parties.

Our Board of Directors considered several expressions of interests (other than from GTCR and S1) regarding potential acquisition or business combination transactions received prior to, and during, the negotiations of the GTCR Merger Agreement, and that none of such expressions of interests resulted in any definitive agreement.  Our Board of Directors further considered that, under the terms of the GTCR Merger Agreement, in certain circumstances our Board of Directors would be permitted to provide nonpublic information and negotiate alternative acquisition transactions.  Since Fundtech had received unsolicited expressions of interest about potential acquisitions or business combinations from several different companies, our Board of Directors believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value Fundtech’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to Fundtech.  See “–Background of the Merger” for more information on these prior discussions with other companies and prior transactions.  Our Board of Directors further considered that a significant amount of time had passed since the Company first announced its entry into the S1 Merger Agreement and that any potential acquirer or strategic partner interested in the Company would have had sufficient time to express its interest in the Company.  Our Board of Directors further considered the likelihood of consummation of the S1 Merger Agreement.

Our Board of Directors determined that the Merger was more favorable to Fundtech and its shareholders than other possible strategic alternatives known to Fundtech at that time.

Financial Terms; Opinion of Financial Advisor; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Ordinary Shares, including that the Merger Consideration of US$23.33 per share in cash:

o	represented a premium of 23.9% over the closing price of Ordinary Shares on the NASDAQ Global Select Market on September 14, 2011;

o
represented a premium of 42.4% and 28.8% over the one- and three-month, respectively, volume-weighted average closing prices of Ordinary Shares on the NASDAQ Global Select Market prior to September 14, 2010; and

o	exceeded by 9.3% the 52-week high price of our Ordinary Shares on the NASDAQ Global Select Market prior to September 14, 2011.

•
Our Board of Directors’ determination, after consultation with outside legal counsel and a financial advisor, that the terms of the GTCR Merger Agreement and the transactions contemplated thereby are more favorable from a financial point of view to the Company’s shareholders than the S1 Merger Agreement and the transactions contemplated by the S1 Merger Agreement after taking into account all of the terms and conditions of the GTCR Merger Agreement and that the Merger is likely to be completed (without material modification of its terms), taking into account all financial, regulatory, legal and other aspects of the GTCR Merger Agreement (including the timing and likelihood of consummation thereof) and the payment, if any, of the Company Termination Fee (as defined in the S1 Merger Agreement).

•
Citi’s opinion, dated September 16, 2011, to our Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the US$23.33 per share Merger Consideration to be received by holders of Ordinary Shares (other than holders entering into the Voting Agreement in connection with the Merger and their respective affiliates, as to which Citi expressed no opinion), as more fully described below under the caption, “Opinion of Financial Advisor.”

•	The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders.

Merger Agreement Terms

•	The GTCR Merger Agreement has customary no solicitation and termination provisions which should not preclude third parties from making “superior offers”:

o
The Company can furnish nonpublic information or enter into discussions or negotiations with respect to an acquisition proposal if our Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that such acquisition proposal constitutes or would reasonably be expected to result in a superior offer.

o
If our Board of Directors determines in good faith, after consultation with outside legal counsel and a financial advisor, that an acquisition proposal constitutes a superior offer, it can (after giving Parent a five business day “match right”) terminate the GTCR Merger Agreement (and pay any applicable termination fees) and enter into an agreement with respect to the superior offer.

o
The Voting Agreement automatically terminates upon a termination of the GTCR Merger Agreement for any reason or upon our Board of Directors’ change of its recommendation with respect to the GTCR Merger Agreement and therefore does not prevent our Board of Directors from accepting a superior proposal.

o
If the Company terminates the GTCR Merger Agreement in order to accept a superior offer (or if Parent terminates the GTCR Merger Agreement as a result of our Board of Directors’ change of its recommendation), the Company is required to pay Parent a termination fee of $17.6 million (equal to approximately 4.5% of the aggregate equity value of the transaction) and reimburse Parent the $11.9 million Parent Reimbursement Amount paid by Parent in connection with the termination of the S1 Merger Agreement; our Board of Directors believes that such termination fee and the Parent Reimbursement Amount are customary and would not deter any interested third party from making, or inhibit our Board of Directors from approving, a superior offer if such were available.

•	The GTCR Merger Agreement has customary terms that were the product of arm’s-length negotiations.

•
The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the uncertainty during the pendency of the transaction).

Likelihood of Consummation

•
Clal, who currently own approximately 56% of the outstanding Ordinary Shares, entered into a Voting Agreement and agreed to approve the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement.

•	The only antitrust condition is the expiration or termination of the applicable waiting periods under the HSR Act.

•	There are no third party consents that are conditions to the transaction other than the solvency opinion and the Withholding Ruling, both of which may be waived by our company.

•	There are no financing conditions.

Financing-Related Terms

•	Debt/Equity Commitment Letters:

o
Parent received executed debt financing commitment letters from lenders with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letters, which, in the reasonable judgment of our Board of Directors, increases the likelihood of such financing being completed.

o	Parent is required to use reasonable best efforts to seek to enforce its rights under the debt commitment letters in the event of a material breach thereof by the lenders thereunder.

o	GTCR Fund X/A LP has provided the Equity Commitment Letter to fund the equity portion of the financing (which represents approximately 41% of the total financing required for the transaction).

o
The limited number and nature of the conditions to funding set forth in the debt and equity commitment letters and the expectation that such conditions will be timely met and the financing will be provided in a timely manner, and the obligation of Parent to use reasonable best efforts to obtain the debt financing, and if it fails to effect the closing under certain circumstances, for Parent to pay to the Company a $75 million reverse termination fee.

o
GTCR Fund X/A LP has provided the Guaranty (as defined below in this Proxy Statement under “The Merger Agreement; Other Agreements–Guaranty”) in favor of the Company that guarantees the payment of the reverse termination fee referenced above and other obligations of Parent.

•	Specific Performance:

o
The Company is entitled to cause the equity to be funded if (i) all of the conditions to the obligation of Parent and Merger Sub to close the Merger have been satisfied, (ii) the debt financing has been funded or will be funded at the closing if the equity financing is funded at the closing, (iii) Parent and Merger Sub fail to complete the closing in accordance with the GTCR Merger Agreement and (iv) the Company has irrevocably confirmed in a written notice to Parent that it stands ready, willing and able to consummate the Merger.

o
The Company is also entitled to cause Parent to enforce the debt to be funded if (i) all of the conditions to the obligation of Parent and Merger Sub to close the Merger have been satisfied, (ii) Parent and Merger Sub fail to complete the closing in accordance with the GTCR Merger Agreement and (iii) all of the conditions to the consummation of the debt financing have been satisfied.

Other Terms

Our Board of Directors considered the scope of the due diligence investigation of GTCR conducted by Fundtech’s management and advisors and evaluated the results thereof.

Our Board of Directors took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

Our Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the GTCR Merger Agreement, including the following:

•	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

•	The closing conditions to the Merger, specifically the condition that we have a minimum amount of cash during a period in the year that we historically have the lowest levels of cash.

•
The regulatory approvals required to complete the Merger and the risk that the applicable governmental authorities may seek to impose unfavorable terms or conditions on the required approvals or may challenge or decide not to approve the Merger.  Our Board of Directors also considered the potential length of the regulatory approval process and that Parent would not be required to divest any of its assets or be subject to any restriction that are or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries, including, in any event, BankServ and its subsidiaries, taken as a whole (after giving effect to the Merger).  See “–Regulatory Matters.”  Our Board of Directors noted the views of members of Fundtech’s management team and of Fundtech’s legal advisors as to the timing of, and the process and factors involved, in seeking such approvals.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the GTCR Merger Agreement on:

o
The market price of Ordinary Shares, which could be affected by many factors, including (i) the reason for which the GTCR Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the GTCR Merger Agreement.

o	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment.

o	The ability to attract and retain key personnel.

o	Relationships with customers and others that do business with the Company.

•
The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers and others that do business with the Company.

•
The terms of the GTCR Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction), (ii) the termination fee that could become payable by the Company under certain circumstances, including if the Company terminates the GTCR Merger Agreement to accept a superior offer and (iii) that the closing cannot occur until after the Marketing Period has ended, which may significantly delay the closing and, in certain circumstances, permit Parent to terminate the GTCR Merger Agreement without being obligated to pay any fees.

•
The restriction on soliciting competing offers and the risk that some provisions of the GTCR Merger Agreement and related documents, including the termination fee that may be payable by us, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company.

•	The possibility that Parent will be unable to obtain the debt financing from the lenders under the debt commitment letters, including as a result of the conditions in the debt commitment letter.

•
The fact that the Company is entering into the GTCR Merger Agreement with a newly formed entity and, accordingly, that its remedy in connection with a breach of the GTCR Merger Agreement by Parent or Merger Sub, even a breach that is deliberate or willful, is limited to $75 million.

•	The interests of the Company’s CEO in the Merger, including certain arrangements as described under “–Interests of our Executive Officers and Directors in the Merger”.

•
The fact that certain of our directors and officers may have conflicts of interest in connection with the Merger, as they may receive certain benefits that are different from, and/or in addition to, those of our other shareholders.

•	The fact that the Merger Consideration would be taxable to the Company’s shareholders.

•	The risks described under the section entitled, “Risk Factors.”

Our Board of Directors believed that, overall, the potential benefits of the Merger to our company and our shareholders outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by our Board of Directors is not intended to be exhaustive but includes the material factors considered by our Board of Directors.  In view of the wide variety of factors considered by our Board of Directors in connection with its evaluation of the Merger, our Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of our Board of Directors may have given different weight to different factors.  Our Board of Directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our Board of Directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies.  This explanation of our Board of Directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.  Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court.  The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinion of Financial Advisor

Fundtech has retained Citigroup Global Markets Inc., which we refer to as Citi, as its financial advisor in connection with the Merger.  In connection with this engagement, Fundtech requested that Citi evaluate the fairness, from a financial point of view, of the US$23.33 per share Merger Consideration to be received by holders of Ordinary Shares (other than holders entering into the Voting Agreement in connection with the Merger and their respective affiliates).  On September 16, 2011, at a meeting of the Board of Directors at which the Merger was approved, Citi rendered to our Board of Directors an oral opinion, confirmed by delivery of a written opinion dated September 16, 2011, to the effect that, as of that date and based on and subject to the matters described in its opinion, the US$23.33 per share Merger Consideration to be received by holders of Ordinary Shares (other than holders entering into the Voting Agreement in connection with the Merger and their respective affiliates, as to which Citi expressed no opinion) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated September 16, 2011, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Proxy Statement as Appendix C and is incorporated herein by reference.  The description of Citi’s opinion set forth in this Proxy Statement is qualified in its entirety by reference to the full text of Citi’s opinion.  Citi’s opinion was provided for the information of our Board of Directors (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any other aspects or implications of the Merger.  Citi expressed no view as to, and its opinion did not address, the underlying business decision of Fundtech to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies or opportunities that might exist for Fundtech or the effect of any other transaction in which Fundtech might engage.  Citi’s opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed Merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed the GTCR Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of Fundtech concerning the business, operations and prospects of Fundtech;

•	reviewed certain publicly available business and financial information relating to Fundtech;

•	reviewed certain financial forecasts and other information and data relating to Fundtech provided to or discussed with Citi by Fundtech’s management;

•
reviewed the financial terms of the Merger as set forth in the GTCR Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Ordinary Shares, Fundtech’s historical and projected earnings and other operating data and Fundtech’s capitalization and financial condition;

•
analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Fundtech;

•	analyzed, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of Fundtech’s management that it was not aware of any relevant information that was omitted or remained undisclosed to Citi.  As Fundtech was aware, Citi was not provided with long-term internal financial forecasts relating to Fundtech and, accordingly, Citi did not perform a discounted cash flow analysis of Fundtech.  With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Fundtech, Citi was advised by Fundtech’s management, and Citi assumed, with Fundtech’s consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Fundtech’s management as to the future financial performance of Fundtech.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Fundtech, and Citi did not make any physical inspection of the properties or assets of Fundtech.  Citi assumed, with Fundtech’s consent, that the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Fundtech or the Merger.  Citi did not express any opinion as to the prices at which Ordinary Shares would trade at any time.

Citi’s opinion did not address any terms (other than the Merger Consideration to the extent expressly specified in its opinion) or other aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise.  Citi was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Fundtech.  Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise.  Citi’s opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion.  As Fundtech was aware, the credit, financial and stock markets have been experiencing unusual volatility, and Citi expressed no opinion or view as to any potential effects of such volatility on Fundtech or the Merger.  Except as described in this summary, Fundtech imposed no other instructions or limitations on Citi with respect to the investigations made or procedures followed by Citi in rendering its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below.  This summary of the analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion.  The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description.  Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.  Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Fundtech.  No company, business or transaction reviewed is identical to Fundtech or the Merger.  An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses.  In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired.  Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Merger.  The type and amount of consideration payable in the Merger was determined through negotiations between Fundtech and GTCR and the decision to enter into the Merger was solely that of the Board of Directors.  Citi’s opinion was only one of many factors considered by the Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors or management with respect to the Merger or the Merger Consideration.

The following is a summary of the material financial analyses provided to our Board of Directors in connection with Citi’s opinion.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Selected Public Companies Analysis.  Citi performed a selected public companies analysis of Fundtech by comparing certain financial and stock market information of Fundtech with the following 12 selected publicly traded companies, six of which are vertical focused software companies and six of which are application software companies, referred to collectively as the selected companies:

Vertical Focused Software Companies	Application Software Companies
• ACI Worldwide, Inc.	• Blackbaud, Inc.
• Advent Software, Inc.	• Deltek, Inc.
• Bottomline Technologies (de), Inc.	• JDA Software Group, Inc.
• Jack Henry & Associates, Inc.	• Manhattan Associates, Inc.
• S1 Corporation	• Pegasystems Inc.
• SS&C Technologies Holdings, Inc.	• Tyler Technologies, Inc.

Citi reviewed, among other things, enterprise values of the selected companies, calculated as equity values (based on closing stock prices on September 15, 2011), plus debt, less cash and other adjustments, as a multiple of calendar years 2011 and 2012 estimated earnings before interest, taxes, depreciation and amortization as adjusted to exclude stock-based compensation expense to the extent publicly disclosed, referred to as EBITDA.  Citi also reviewed closing stock prices of the selected companies on September 15, 2011 as a multiple of calendar years 2011 and 2012 estimated earnings per share as adjusted to exclude after-tax amortization and stock-based compensation expense to the extent publicly disclosed, referred to as cash EPS.  Citi then applied selected ranges of calendar years 2011 and 2012 estimated EBITDA and cash EPS multiples derived from the selected companies to Fundtech’s calendar years 2011 and 2012 estimated EBITDA and cash net income (as adjusted to exclude after-tax amortization and stock-based compensation expense), respectively.  Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.  Financial data of Fundtech were based on internal estimates of Fundtech’s management.  This analysis indicated the following implied per share equity value reference range for Fundtech, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range	Merger Consideration
US$17.50 – US$23.00	US$23.33

Selected Precedent Transactions Analysis.  Using publicly available information, Citi reviewed financial data relating to the following 24 selected publicly announced transactions involving companies in the vertical focused and application software industry:

Announcement Date	Acquiror	Target
• 7/20/11	• CVC Capital Partners Ltd.	• ConvergEx Inc.
• 3/11/11	• Golden Gate Capital Corp.	• Lawson Software Inc.
• 11/12/10	• Misys plc	• Sophis SCA

Announcement Date	Acquiror	Target
• 5/7/10	• Jack Henry & Associates, Inc.	• iPay Technologies Holding Company, LLC
• 5/4/10	• Silver Lake Group, LLC and Warburg Pincus LLC	• Interactive Data Corporation
• 11/5/09	• JDA Software Group, Inc.	• i2 Technologies, Inc.
• 4/1/09	• Fidelity National Information Services, Inc.	• Metavante Technologies, Inc.
• 3/30/09	• Advent International Corporation	• Fifth Third Processing Solutions, LLC
• 10/1/08	• Elliot Associates LP	• Epicor Software Corp.
• 8/2/07	• Fiserv, Inc.	• CheckFree Corporation
• 6/27/07	• Fidelity National Information Services, Inc.	• eFunds Corporation
• 5/30/07	• Thomas H. Lee Partners, LP and Fidelity National Financial, Inc.	• Ceridian Corporation
• 5/2/07	• Citigroup Inc.	• The Bisys Group, Inc.
• 4/16/07	• First Data Corporation	• FundsXpress, Inc.
• 4/3/07	• Warburg Pincus LLC	• Metavante Holding Company
• 4/2/07	• Kohlberg Kravis Roberts & Co. LP	• First Data Corporation
• 2/14/07	• CheckFree Corporation	• Corillian Corporation
• 1/2/07	• CheckFree Corporation	• Carreker Corporation
• 12/20/06	• M & F Worldwide Corp.	• John H. Harland Company
• 11/30/06	• Intuit Inc.	• Digital Insight Corporation
• 10/16/06	• The Carlyle Group and Providence Equity Partners Inc.	• Open Solutions Inc.
• 9/15/05	• Fidelity National Financial, Inc.	• Certegy Inc.
• 8/3/06	• International Business Machines Corp.	• MRO Software Inc.
• 8/31/06	• Cobalt Holding Co.	• Intergraph Corp.

Citi reviewed, among other information, transaction values of the selected transactions, calculated as the purchase prices paid for the target companies, plus debt, less cash and other adjustments, as a multiple of such target companies’ latest 12 months EBITDA.  Citi then applied a range of selected multiples of latest 12 months EBITDA derived from the selected transactions to Fundtech’s latest 12 months (as of June 30, 2011) EBITDA.  Financial data of the selected transactions were based on information publicly available.  Financial data of Fundtech were based on Fundtech’s public filings.  This analysis indicated the following implied per share equity value reference range for Fundtech, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range	Merger Consideration
US$21.00 – US$29.00	US$23.33

Other Information.  Citi also noted for the Board of Directors certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•
one-year forward stock price targets for Fundtech in publicly available Wall Street research analyst reports, noting that the one-year forward low and high stock price targets for Fundtech discounted to present value as of September 15, 2011 ranged from US$16.36 to US$20.91 per share; and

•
daily closing prices of Ordinary Shares during the 52-week period ended September 14, 2011 (the last trading day prior to public announcement of the GTCR superior offer), noting that during such period these closing prices ranged from US$13.17 to US$21.35 per share.

Miscellaneous

Under the terms of Citi’s engagement, Fundtech has agreed to pay Citi a customary fee for its financial advisory services in connection with the Merger, a portion of which was payable upon delivery of Citi’s opinion and the principal portion of which is contingent upon completion of the Merger.  Fundtech also has agreed to reimburse Citi for reasonable expenses incurred by Citi in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citi and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.  In addition, Citi acted as financial advisor to Fundtech in connection with its proposed transaction with S1 which was terminated simultaneously with the execution of the GTCR Merger Agreement.  Citi and its affiliates in the past provided, currently are providing and in the future may provide investment banking and other financial services unrelated to the proposed merger to GTCR and certain of its affiliates, for which services Citi and its affiliates received and expect to receive compensation, including during the two-year period prior to the date of Citi’s opinion (i) acting as financial advisor to a portfolio company of GTCR in connection with a potential sale transaction and (ii) acting in various capacities for certain debt offerings of certain portfolio companies of GTCR.

In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Fundtech, GTCR and their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in those securities.  In addition, Citi and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships (including customer relationships) with Fundtech, GTCR and their respective affiliates.

Fundtech selected Citi as its financial advisor in connection with the Merger based on Citi’s reputation and experience.  Citi is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.  The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Financing of the Merger

US FT Holdco, Inc., which we refer to as the Borrower, a direct subsidiary of Parent, has received, with respect to the senior secured facilities, the debt commitment letter from Royal Bank of Canada, which we refer to as Royal Bank, and Bank of Montreal, which we refer to as BMO (Royal Bank and BMO are collectively referred to as the lenders), to provide to the Borrower, up to $225 million of senior secured facilities (not all of which is expected to be drawn at the closing of such facilities) for the purpose of financing the Merger, refinancing certain existing indebtedness of the Borrower and its subsidiaries, paying fees and expenses incurred in connection with the Merger and the transactions contemplated thereby and for providing ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries, in each case subject to the conditions set forth in the senior debt commitment letter.

The Borrower has received, with respect to the mezzanine financing, a commitment letter from Newstone Capital Partners, LLC, which we refer to as Newstone, to purchase up to $75 million of senior subordinated notes for the purpose of financing the Merger, subject to the conditions set forth in such commitment letter.

The commitment of (i) the lenders with respect to the senior secured facilities will terminate upon the earliest to occur of (a) February 29, 2012, (b) the consummation of the acquisition without use of the senior secured facilities, (c) the date of execution and delivery of the loan documents by the Borrower and the lenders and (d) the date the GTCR Merger Agreement terminates or expires and (ii) Newstone with respect to the mezzanine financing will terminate upon the earliest to occur of (a) the date that is 30 days following the abandonment of or termination of the GTCR Merger Agreement, unless within such period such abandonment or termination is rescinded or revoked or (b) February 29, 2012. The documentation governing the senior and mezzanine financing has not been finalized and, accordingly, the actual terms of the senior and subordinated debt financing may differ from those described in this Proxy Statement.

Credit Facilities

The availability of the senior secured facilities and the mezzanine facility is subject, among other things, to consummation of the Merger in accordance with the GTCR Merger Agreement (without giving effect to any amendments, waivers, supplements or modifications to the provisions thereof in a manner material and adverse to the lenders under the senior secured facilities and Newstone under the mezzanine facility without the consent of the commitment parties thereunder), payment of required fees and expenses, the funding of the equity financing, the refinancing of certain of the Borrower’s and its subsidiaries’ existing debt and the absence of certain types of other debt, delivery of certain historical and pro forma financial information, the execution of certain guarantees, the negotiation, execution and delivery of definitive documentation and, solely with respect to the senior secured facilities, the creation of certain security interests.

Senior Secured Term and Revolving Credit Facilities

The senior secured facilities will consist of (i) a $200 million term loan facility with a term of six years and (ii) a $25 million revolving credit facility with a term of five years.

Roles.  RBC Capital Markets and BMO Capital Markets (each acting alone and/or through its affiliates) have been appointed as joint lead arrangers and bookrunning managers for the senior secured facilities. Royal Bank has been appointed as administrative agent for the senior secured facilities. BMO has been appointed as syndication agent for the senior secured facilities.

Interest Rate. Loans under the senior secured facilities are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case, plus a spread. The revolving credit facility will also be subject to a commitment fee on the average daily unused portion of such credit facility, which such commitment fee shall, after the Borrower’s delivery of financial statements for the full fiscal quarter ending after the closing date of the credit facilities, be subject to decreases based on a total leverage ratio as agreed between the Borrower and the lenders.

Prepayments and Amortization.  The Borrower will be permitted to make voluntary prepayments with respect to the senior secured facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the senior secured facilities will amortize 1% per annum in equal quarterly installments until the final maturity date.

Guarantors. All obligations under the senior secured facilities will be guaranteed by Parent and each of the existing and future direct and indirect, wholly-owned domestic subsidiaries of Parent, with certain exceptions to be agreed.

Security. The obligations of the Borrower and the guarantors under the senior secured facilities and, at the Borrower’s request, under any swap agreements and cash management arrangements entered into with a lender or any of its affiliates, will be secured, subject to permitted liens and other agreed upon exceptions on a first priority basis by (i) a perfected pledge of the equity interests of the Borrower and each wholly-owned direct subsidiary of the Borrower and each guarantor (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries) and (ii) a perfected security interest in substantially all of the Borrower’s and each guarantor’s tangible and intangible assets, including accounts receivable, deposit accounts, inventory, equipment, investment property, intellectual property, other general intangibles, real property, and proceeds of the foregoing. If certain security cannot be provided at closing despite the use of commercially reasonable efforts to do so and without undue burden or expense, the delivery of such security will not be a condition precedent to the availability of the senior secured facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The senior secured facilities will contain usual and customary representations and warranties and usual and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, sales of assets, mergers, liquidations and dissolutions, prepayments of senior subordinated indebtedness, and dividends, distributions and other payments. The senior secured facilities will also include customary events of defaults including a change of control (to be defined).

Senior Subordinated Notes

The Borrower intends to issue $50 million in aggregate principal amount of senior subordinated notes due eight years from the issuance date, which amount will be increased if the amount issued under the senior secured term loan is reduced to less than $200 million by the amount of such reduction up to a maximum of $25 million, such that the total amount funded at closing under the senior subordinated notes does not exceed $75 million.

Interest Rate.  Interest will accrue on the senior subordinated notes at the rate set forth in the indenture governing the senior subordinated notes.

Guarantees.  The Borrower’s obligations under the senior subordinated notes will be jointly and severally guaranteed on a senior subordinated unsecured basis by Parent and all of its existing and future direct and indirect domestic subsidiaries that guarantee its indebtedness under the senior secured facilities and by any other entity that guarantees the senior secured facilities.

Optional Redemption. The Borrower may redeem any of the senior subordinated notes at any time on or after the second anniversary of the issuance date of the senior subordinated notes, in whole or in part, in cash at the redemption prices (including the applicable premium, if such redemption is on or prior to the fifth anniversary) described in the indenture governing the senior subordinated notes, plus accrued and unpaid interest, if any, to the date of redemption. In addition, if the senior subordinated notes are prepaid in full or redeemed prior to maturity in connection with the sale of the Borrower to a third party or the completion of an initial public offering, the senior subordinated notes will be redeemable at 103% of the principal amount for the first 24 months after the issuance date. The Borrower may redeem any of the senior subordinated notes at any time before the second anniversary of the issuance date of the senior subordinated notes, in cash at 100% of the principal amount plus accrued and unpaid interest, if any, to the date of redemption and a customary make-whole premium.

Mandatory Redemption. The senior subordinated notes will be subject to mandatory redemption upon a change of control.

Other Terms.  The senior subordinated notes will contain substantially identical representations and warranties, covenants and events of default to those set forth in the loan documents governing the senior secured credit facilities, with a 10% cushion on all baskets and no provisions regarding collateral, subject to certain exceptions.  The covenants and events of default are expected to be subject to a number of qualifications and exceptions that will be set forth in the indenture governing the senior subordinated notes.

Equity Commitment

In connection with the execution of the GTCR Merger Agreement, GTCR Fund X/A LP entered into an equity commitment letter, dated September 16, 2011, with Parent (which we refer to as the Equity Commitment Letter), pursuant to which GTCR Fund X/A LP agreed to purchase equity securities of Parent immediately prior to the effective time of the Merger for an aggregate purchase price equal to $175 million (which we refer to as the Equity Commitment) solely to the extent necessary to pay the Merger Consideration and all Option Consideration and amounts to be paid to restricted shareholders and to pay fees and expenses contemplated thereby.  The obligation of GTCR Fund X/A LP to fund the Equity Commitment is subject to (i) Parent having received (simultaneously with such funding) or the lenders being prepared to contemporaneously with the funding of the Equity Commitment fund the proceeds of $250 million in debt financing on the terms and conditions described in the Debt Commitment Letters and (ii) satisfaction or waiver of Parent’s conditions (as described in “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Conditions to the Merger–Parent Conditions”) (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing), and the funding of the Equity Commitment will occur contemporaneously with the consummation of the Merger.

The Equity Commitment Letter will terminate automatically upon the earliest to occur of (a) the closing of the Merger (but only if the Equity Commitment has been funded), (b) the valid termination of the GTCR Merger Agreement in accordance with its terms, and (c) February 29, 2012.

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

IRS CIRCULAR 230 DISCLOSURE:

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS, WE INFORM YOU THAT ANY TAX ADVICE CONTAINED IN THIS COMMUNICATION (INCLUDING ANY ATTACHMENTS) WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND WAS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER UNITED STATES FEDERAL TAX LAW.  YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	any holder of Ordinary Shares that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

•
any holder of Ordinary Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Ordinary Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below).  We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Ordinary Shares that is:

•	a nonresident alien individual;

•	a non-United States corporation; or

•	a non-United States estate or trust.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance New Version, 1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally up to 20% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of up to 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 25%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003.  Companies are subject to the corporate tax rate (24% for the 2011 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli resident company, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our initial public offering, that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance and in addition, for shares traded in the Tel Aviv Stock Exchange, the shares were not purchased from a related party and the purchase was not subject to certain tax-free provisions under Israeli lax law. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of up to 25%.  A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption.  In addition, we have filed with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5 percent of the Ordinary Shares and that it purchased its shares after the initial public offering in March 13, 1998. We may hold payments to shareholders in escrow pending the receipt of a final ruling from the Israeli Income Tax Authority and the receipt of the required documentation as set forth in the ruling from a shareholder.  Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, and does not present a valid withholding certificate providing for a reduced withholding rate, will be made at the Israeli applicable withholding rate.

Our shareholders who acquired their shares prior to our initial public offering in March 13, 1998 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have agreed, as soon as reasonably practicable after the execution of the GTCR Merger Agreement, to prepare and file, with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) Parent and the paying agent and anyone on their behalf will be exempt from withholding tax in respect to any consideration paid directly to Yardeni Gelfand Trustees (2000) Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) for the purpose of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (which we refer to as the Ordinance), or the Company, and (ii) the payments made in respect to the Company’s options issued under Section 102(b) of the Ordinance and Ordinary Shares issued upon exercise or vesting of such options (including any restricted Company Shares) will not be treated as a breach of the provisions of Section 102(b) of Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102(b) of the Ordinance.

Regulatory Matters

Antitrust Filings

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated.  Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the Merger have been filed with the United States Department of Justice, Antitrust Division, referred to as the Antitrust Division, and the Federal Trade Commission, referred to as the FTC.  Pursuant to the requirements of the HSR Act, the Merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the FTC and the Antitrust Division, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material.  The 30-calendar day waiting period commenced on September 22, 2011.

If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning the Merger, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or Antitrust Division.  If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day.

At any time before or after the Merger is completed, either the DOJ, the FTC or private parties (including individual states) may bring legal actions under the antitrust laws.  Parent and the Company do not believe that the closing of the Merger will result in a violation of any applicable antitrust laws.  However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.  See “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Conditions to Completion of the Merger” for certain conditions.

Israeli Companies Registrar

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

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Merger Proposal.  We and Merger Sub are required to jointly file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting.  Both we and Merger Sub filed the required merger proposals with the Israeli Companies Registrar on September 25, 2011.  Under the Companies Law, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

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Notice to Creditors.  In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger.  Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed.  Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review.  Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Select Market, we have also published an announcement of the Merger in The Wall Street Journal within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  Each of us and Merger Sub has notified the Israeli Companies Registrar of the notices to our respective creditors.  In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  We have satisfied such requirement by posting a copy of the publication in a prominent location in our office in Herzliya.

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Shareholder Approval Notice.  After the Meeting, and assuming the approval of the Merger thereat by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders.  At least 30 days must pass from the date of the Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that the shareholders of each of the merging companies approved the GTCR Merger Agreement and the Merger and that all of the other conditions set forth in the GTCR Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Companies Law.  Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Investment Center

The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended.  This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise.”  Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets.  The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise.  The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof.  Each of the parties to the GTCR Merger Agreement has agreed to use reasonable best efforts to obtain the approval of the Investment Center as promptly as practicable; however, the approval of the Investment Center is not a condition to the closing of the Merger.

Israeli Office of the Chief Scientist

The change in the composition of the Company’s shareholders in connection with the Merger and the transfer of control therein to a non-Israeli entity require the submission of notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, referred to as the OCS.  As a non-Israeli entity, Parent will also be required to execute an OCS undertaking as to its intention and commitment to strictly observe all of the requirements of the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the Research Law), as applied to the Company, and to further act, in its capacity as a shareholder of the Company, to make all reasonable efforts in order to cause the Company to strictly comply with such statutory requirements.  Under the Research Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS.  It is a condition to the closing of the Merger that Parent will execute and file with the OCS an undertaking in the standard form of the OCS.

Israeli Tax Authority

The closing of the Merger is conditioned upon receipt of a ruling in form and substance reasonably acceptable to the Company and Parent concerning the Israeli withholding tax treatment of the Merger, which we refer to as the Withholding Ruling.  The Company agreed to cause its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Income Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for the Withholding Ruling.  Parent will agree to be subject to the principles set forth in a recent similar ruling if so required by the Israeli Tax Authority as a condition for the issuance of the Withholding Ruling.  However, Parent will not be required to agree to be subject to the principles in such similar ruling if Parent provides to the Company notice that Parent, the surviving corporation and the paying agent will not withhold Israeli taxes out of the Merger Consideration to: (i) non-Israeli shareholders who acquired their shares following the initial public offering of the Company based on a certificate in customary form provided by each such shareholder; and (ii) shareholders who hold their Ordinary Shares through an Israeli Financial Institution (as defined in the Income Tax regulations (withholding from consideration, payment or capital gain from the sale of securities, sale of mutual fund or future transaction), 2002).

Other Approvals

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.  If Parent and the Company discover that other such material approvals or waiting periods are necessary, Parent and the Company will seek to obtain or comply with them in accordance with the GTCR Merger Agreement.

Interests of our Executive Officers and Directors in the Merger

In considering the recommendation of our Board of Directors with respect to the GTCR Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Fundtech shareholders.  Our Board of Directors and Audit Committee were aware of these different or additional interests in determining to approve and adopt the GTCR Merger Agreement and the Merger, and to recommend to Fundtech shareholders that they vote in favor of the Merger Proposal.

Ordinary Shares

As of September 28, 2011, the executive officers and directors of Fundtech beneficially owned an aggregate of 1,401,010 Ordinary Shares, including restricted shares, or 8.9% of the outstanding Ordinary Shares, excluding Ordinary Shares beneficially owned by Clal (for which our Chairman Mr. Avi Fischer serves as Co-Chief Executive Officer), with respect to which Mr. Fischer disclaims beneficial ownership.  Outstanding Ordinary Shares held by executive officers and directors of Fundtech will be treated in the Merger in the same manner as Ordinary Shares held by other shareholders of Fundtech (i.e., they will entitle the holders thereof to receive the Merger Consideration).

Fundtech Share Options

As of the date of the GTCR Merger Agreement, September 16, 2011, the total number of Ordinary Shares issuable upon the exercise of share options held by the executive officers and directors of Fundtech as a group (12 persons) was 1,094,097.  These options have exercise prices ranging from $7.81 to $10.79 per share and a weighted average exercise price of $7.90 per share.  At the effective time of the Merger, each outstanding share option or right to acquire Ordinary Shares then outstanding, whether or not then exercisable, will become fully vested and exercisable as of, and contingent upon, the effective time, and will be converted into the right to receive, and canceled in consideration for the payment of an amount in cash equal to the product of, (i) the excess, if any, of the Merger Consideration over the applicable exercise price per company share of such share option (which excess cash amount we refer to as the Option Consideration) and (ii) the number of Ordinary Shares that such holder would have the right to purchase if such share option were fully vested and such holder had exercised such share option in full immediately prior to the effective time, with such payment to be subject to applicable withholding taxes.

Payments upon a Change in Control

Under the terms of our employment letters with each of Messrs. Reuven Ben Menachem, Michael Sgroe, Yoram Bibring and Joseph Mazzetti, upon a change in control, defined as the purchase of the majority of our outstanding shares by a new investor or group of investors, each executive is entitled to a bonus payment equal to his annual salary plus an additional amount equal to his target annual bonus amount, in each case in effect for the relevant year.  Because the proposed Merger qualifies as a change in control under the terms of such employment letters, the following individuals will be entitled to bonus payments as described below in the event that the Merger is completed:

Name	Position	Amount of Bonus Payment

Reuven Ben Menachem	Chief Executive Officer	$520,000	*

Michael Sgroe	President	$440,000
	Chief Operating Officer

Yoram Bibring	Chief Financial Officer	$380,000

Joseph Mazzetti	Director of Business	$350,000
	Development and Marketing
	Executive Vice President

*  Not inclusive of the $1 million payment which may be made to Mr. Ben Menachem as described under “–Executive Arrangements after the Merger,” below.

Under the terms of our employment letters with Mr. Joseph Aulenti, our General Counsel and an Executive Vice President, and Mr. Gil Rosenfeld, our Executive Vice President of Global Sales and Marketing, upon a change in control, defined as the purchase of the majority of our outstanding shares by a new investor or group of investors, Mr. Aulenti and Mr. Rosenfeld are entitled to enhanced severance payments in certain circumstances.

In the event that the Company terminates Mr. Aulenti’s employment within 12 months following such change in control or Mr. Aulenti terminates his employment within 24 months following the change in control in response to a material change in his position, responsibilities and duties without his consent or upon the relocation of his employment to a new location more than 50 kilometers from the prior location, Mr. Aulenti will receive a lump sum payment equal to 12 months’ salary.

In the event that the Company terminates Mr. Rosenfeld’s employment within 12 months following such change in control or Mr. Rosenfeld terminates his employment within 24 months following the change in control in response to the relocation of his employment to a new location outside of Israel, Mr. Rosenfeld will receive a lump sum payment equal to 6 months’ salary.

Employee Benefits

Please refer to “The Merger Agreement; Other Agreement–The GTCR Merger Agreement–Employee Matters” for a discussion of the employee benefits to be provided to Fundtech employees, including any executive officers, who remain at our company following the Merger.

Indemnification and Insurance

Pursuant to the GTCR Merger Agreement, Parent has agreed that, from and after the effective time of the Merger, it will and will cause Fundtech to, (i) indemnify and hold harmless all current and former directors, officers and employees of Fundtech and its subsidiaries for acts or omissions occurring prior to the effective time and will fulfill and honor in all respects the obligations pursuant to any indemnification agreements between Fundtech or its subsidiaries, on the one hand, and any current or former directors, officers and employees of Fundtech and its subsidiaries, on the other hand, and any indemnification provisions under Fundtech’s or its subsidiaries’ organizational documents; and (ii) acquire, or, alternatively, Parent has agreed to cause the surviving entity to maintain in effect, officers’ and directors’ liability insurance for seven years after the effective time of the Merger; provided, however, that in no event will Parent be required to expend annually more than 250% of the annual premium currently paid by Fundtech for its officers’ and directors’ liability insurance.  See “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Indemnification and Insurance.”

Executive Arrangements after the Merger

In connection with the execution of the GTCR Merger Agreement, on September 14, 2011, Mr. Ben Menachem entered into an employment agreement (which we refer to as the Employment Agreement) with Fundtech.  The Employment Agreement, which will become effective as of the date of the closing of the Merger, provides that Mr. Ben Menachem shall be engaged as Chief Executive Officer of BServ Holdings, LLC, which will be the holding company of the Company and BankServ following the Closing, for a term of five years from closing, subject to early termination in accordance with the Employment Agreement.  The Employment Agreement provides for an annual gross salary and target annual bonus consistent with Mr. Ben Menachem’s current arrangement as well as significant participation in a deferred compensation pool, severance payments, as well as customary benefits modeled along the same principles as Mr. Ben Menachem’s existing employment arrangement with Fundtech.

Mr. Ben Menachem also entered into a non-competition undertaking (which we refer to as the Non-Competition Undertaking) as part of his Employment Agreement.  Pursuant to the Non-Competition Undertaking, for a period of two years, if Mr. Ben Menachem is terminated for cause or resigns without good reason, or one year (with two six month options for additional compensation), in the event that Mr. Ben Menachem is terminated without cause or resigns for good reason, Mr. Ben Menachem may not (i) engage in any business that competes with any business engaged in or actively planned to be engaged in by Fundtech, (ii) solicit or hire employees of Fundtech or its affiliates or (iii) solicit certain clients, customers or other business relations of Fundtech, among other things.

Mr. Ben Menachem also entered into a separate non-competition agreement (which we refer to as the Non-Competition Agreement) in connection with the Merger.  Pursuant to the Non-Competition Agreement, Mr. Ben Menachem is subject to similar restrictions as described above under the Non-Competition Undertaking for a period of four years from the Closing.

In connection with Mr. Ben Menachem's entry into the Non-Competition Agreement, which GTCR required Mr. Ben Menachem to enter into in respect of the consideration payable to him under the Merger Agreement and as a condition to GTCR's entry into the Merger Agreement, Fundtech will pay $1 million to Mr. Ben Menachem, contingent upon the Closing, as additional consideration for Mr. Ben Menachem's entry into the Non-Competition Agreement.

Securityholder Arrangements after the Merger

In connection with the execution of the GTCR Merger Agreement and the Employment Agreement, Mr. Ben Menachem also entered into an executive securities agreement which is effective upon consummation of the Merger, with BServ Holdings, LLC, which we refer to as Holdings, and joinders to (i) a registration rights agreement with Holdings and the Investors named therein, (ii) the BServ Holdings, LLC amended and restated limited liability company agreement and (iii) a securityholders agreement with Holdings and the Investors named therein.

Pursuant to these agreements, Mr. Ben Menachem will invest $3 million in Common Units of Holdings, on substantially the same terms as GTCR Fund X/A LP, GTCR Fund X/C LP, GTCR Co Invest X LP and any other GTCR fund as described in the BServ Holdings, LLC limited liability company agreement, and will also be granted incentive units for approximately 3% of the fully diluted capitalization of Holdings, which will vest 20% on the first anniversary of the Closing, after which 1 2/3% of the units will vest every month starting 13 months after the Closing.

Further, the board of Holdings will consist initially of Mr. Ben Menachem, who will retain a board seat while employed by Fundtech, up to four directors designated by GTCR and up to three additional directors to be determined.  Mr. Ben Menachem also agreed to continue in his role for up to 12 months in the event of a future sale of the business if requested by the new buyer, in which case a percentage of the consideration otherwise payable to him (in respect of his incentive units and deferred compensation equity) upon the closing of such future sale will be placed into escrow which amount he will receive at the conclusion of the agreed transition period if he remains in his current role through such transition period.

After the closing of the Merger, pursuant to such agreements, Mr. Ben Menachem will also (i) have co-sale rights to participate in future sales of Holdings’ equity by GTCR on a pro rata basis, (ii) have pre-emptive rights to participate in the purchase of a portion of future equity rounds on a pro rata basis, in the case of each of (i) and (ii), subject to certain customary exclusions, (iii) have customary piggyback registration rights and (iv) be subject to being “dragged” in the event that GTCR elects to sell our business, subject to customary minority protections.

THE MERGER AGREEMENT; OTHER AGREEMENTS

This section of the Proxy Statement describes the material provisions of the GTCR Merger Agreement), but does not purport to describe all of the terms of the GTCR Merger Agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the GTCR Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the GTCR Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 95.

The GTCR Merger Agreement

Structure of the Merger

Subject to the terms and conditions of the GTCR Merger Agreement and in accordance with Israeli law, Merger Sub, an indirect wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming an indirect wholly-owned subsidiary of Parent.  As a result, after the effective time of the Merger, the Ordinary Shares will no longer be publicly traded.  The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates (we refer to such shareholder approval as the Company Shareholder Approval).

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (other than Ordinary Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent, which will remain outstanding and for which no consideration will be delivered in exchange) will be deemed to have been transferred to Parent in exchange for US$23.33 in cash (which we refer to as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable taxes.

Effective as of the effective time of the Merger, each outstanding option or right to acquire Ordinary Shares then outstanding, whether or not vested or exercisable, will become fully vested and exercisable as of the effective time of the Merger and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option or right (which excess we refer to as the Option Consideration) and (ii) the number of Ordinary Shares such holder would have the right to purchase if such option or right were fully vested and such holder had exercised such option or right in full immediately prior to the effective time of the Merger, subject to applicable withholding taxes.  Any such option or right that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without further payment.

Effective as of the effective time of the Merger, each outstanding award of restricted Ordinary Shares then outstanding will become fully vested and all restrictions related thereto will lapse and such restricted Ordinary Shares will be exchanged for the Merger Consideration with respect thereto.

Termination of the S1 Merger Agreement

Simultaneously with the execution and delivery of the GTCR Merger Agreement, the S1 Merger Agreement was terminated in accordance with its terms, and Parent (on behalf of the Company) paid in full the Company Termination Fee (as defined in the S1 Merger Agreement) of $11.9 million to S1 pursuant to Section 8.3(c) of the S1 Merger Agreement.

Representations and Warranties

The GTCR Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand.  The assertions embodied in those representations and warranties were made for purposes of the GTCR Merger Agreement and are subject to qualifications and limitations as agreed by Parent and the Company in connection with negotiating the terms of the GTCR Merger Agreement.  In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders or may have been used for the purpose of allocation of risk between the respective parties rather than establishing matters as facts.  For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

Representations made by the Company to Parent and Merger Sub in the GTCR Merger Agreement relate to, among other things:

•	due incorporation or organization, good standing and qualification;

•	ownership of subsidiaries;

•	corporate authority to enter into the GTCR Merger Agreement and consummate the transactions contemplated thereby

•	valid termination of the S1 Merger Agreement;

•	capitalization;

•	absence of any breach of organizational documents, laws, agreements and instruments as a result of the Merger;

•	required consents and filings with governmental entities;

•	accuracy and sufficiency of documents filed with the SEC;

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conformity of the Company’s financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial positions of the Company;

•	absence of undisclosed liabilities;

•	the status of the Company as a “foreign private issuer;”

•	the absence of any Company Material Adverse Effect (as defined below) since December 31, 2010;

•	the operation of the Company in the ordinary course of business during the period from September 14, 2011 to September 16, 2011;

•	material contracts;

•	intellectual property matters;

•	certain business practices;

•	takeover laws;

•	taxes;

•	employee benefit plans and labor and employment matters;

•	absence of material pending or threatened legal proceedings;

•	compliance with laws, regulations and court orders and permits;

•	absence of any obligation to pay brokers’ or other similar fees;

•	receipt of an opinion from our financial advisor;

•	the shareholder vote required for the approval of the GTCR Merger Agreement and approval of the consummation of the Merger and the other transactions contemplated by the GTCR Merger Agreement;

•	related party transactions;

•	insurance matters;

•	environmental matters; and

•	grants, incentives and subsidies, and encryption and other restricted technology.

Representations made by the Parent and Merger Sub to the Company in the GTCR Merger Agreement relate to, among other things:

•	due incorporation or organization, good standing and qualification;

•	ownership and operations of Merger Sub;

•	corporate authority to enter into the GTCR Merger Agreement and consummate the transactions contemplated thereby;

•	absence of any breach of organizational documents, laws, agreements and instruments as a result of the Merger;

•	required consents and filings with governmental entities;

•	absence of any obligation to pay brokers’ or other similar fees;

•	absence of material pending or threatened legal proceedings;

•	the stockholder vote required to approve the Merger, the GTCR Merger Agreement and the transactions contemplated thereby;

•	financing arrangements;

•	solvency; and

•	delivery of the duly executed guaranty agreement.

Significant portions of the representations and warranties of the Company are qualified as to “materiality” or “Company Material Adverse Effect.”  A Company Material Adverse Effect means any event, change, effect, development, condition or occurrence that is materially adverse on or with respect to the business, financial condition or continuing results of operations of the Company and its subsidiaries, taken as a whole, other than any event, change, effect, development, condition or occurrence:

(a)           in or generally affecting the economy or the financial, commodities or securities markets in the United States, Israel or elsewhere in the world or the industry or industries in which the Company or its subsidiaries generally operate, to the extent that such event, change, effect, development, condition or occurrence does not affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which the Company and its subsidiaries operate; or

(b)           resulting from or arising out of:

(i)           the pendency or announcement of or compliance with the GTCR Merger Agreement or the transactions contemplated thereby;

(ii)          the pendency or announcement of the S1 Merger Agreement or the transactions contemplated thereby;

(iii)         any departure or termination of any officers, directors, employees or independent contractors of the Company or any of its subsidiaries;

(iv)         any changes in GAAP, laws, statutes, ordinances, rules, regulations and court orders or accounting standards or interpretations thereof, to the extent that such event, change, effect, development, condition or occurrence does not affect the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which the Company and its subsidiaries operate;

(v)         any natural disasters or weather-related or other force majeure events;

(vi)        any change in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism;

(vii)       the failure of the Company to meet any internal or published projections, forecasts or revenue or earnings prediction (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect);

(viii)      any change in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect); or

(ix)         any action, suit or other legal proceeding brought by shareholders of the Company arising from or relating to the Merger or the transactions contemplated by the GTCR Merger Agreement.

A Company Material Adverse Effect also includes any event, change, effect, development, condition or occurrence that would prevent or materially delay the Company from consummating the transactions contemplated by the GTCR Merger Agreement or otherwise prevent or materially delay the Company from performing its obligations under the GTCR Merger Agreement.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the GTCR Merger Agreement or prevent or materially delay that party from performing its obligations under the GTCR Merger Agreement.

The representations and warranties in the GTCR Merger Agreement do not survive the completion of the Merger except for those provisions that by their terms apply after the effective time of the Merger.

Conduct of Business by the Company

The Company has agreed that until the effective date of the Merger, the Company will conduct its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its current business organization and certain statuses under Israeli law, keep available the services of its current officers and employees and maintain its relationships with its customers, suppliers, licensors, licensees, distributors and others having business dealings with them, subject to certain exceptions.  The Company has further agreed generally to not take, and to not permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the GTCR Merger Agreement) prior to the effective time of the Merger without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned):

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any capital stock;

•	split, combine, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

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purchase, redeem or otherwise acquire any shares of capital stock of the Company or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any shares or other securities;

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issue, deliver, sell or grant (i) any shares of its capital stock or other voting securities, (ii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (iii) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

•	amend the Company’s organizational documents or other comparable charter or organizational documents of any subsidiary of the Company;

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in any single transaction or series of related transactions having a purchased (including any assumed debt) in excess of $2 million in the aggregate, acquire or agree to acquire (i) any Person or business, whether by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of such Person or business or otherwise, or (ii) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole;

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(i) grant or announce any incentive awards or any increase in compensation, severance or termination pay to any employee, officer, director or other service provider of the Company or any of its subsidiaries, (ii) hire any new employees or officers, except in the ordinary course of business consistent with past practice with respect to employees or officers with an annual base salary and incentive compensation opportunity not to exceed $200,000 per employee or officer, (iii) establish, adopt, enter into, amend, modify or terminate in any material respect any collective bargaining agreement or employee benefit plan, or (iv) take any action to accelerate any rights or benefits, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or employee benefit plan;

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make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as required by a change in GAAP;

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sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole;

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incur any indebtedness for borrowed money or guarantee any such indebtedness of another  Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another individual or Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

•
make or agree to make any new capital expenditures (other than in the ordinary course of business or capital expenditures that are contemplated by the Company’s annual budget for 2011 and capital expenditure plan for 2012) that are in excess of $2.5 million in the aggregate;

•
with respect to any of the Company’s intellectual property, except in the ordinary course of business consistent with past practice, and except for agreements between or among the Company and its subsidiaries, (i) encumber, impair, abandon, fail to maintain, transfer, license to any individual or Person (including through an agreement with a reseller, distributor, franchisee or other similar channel partner), or otherwise dispose of any right, title or interest of the Company or any of its subsidiaries in any of its intellectual property or software products or (ii) divulge, furnish to or make accessible any material confidential or other non-public information in which the Company or any of its subsidiaries has trade secret or equivalent rights within the Company’s intellectual property to any individual or Person who is not subject to an enforceable written agreement to maintain the confidentiality of such confidential or other non-public information;

•	make or change any material tax election or settle or compromise any tax liability or claim in excess of $1 million in the aggregate;

•
waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (i) involve the payment of monetary damages equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2010 included in the Company’s filings with the SEC or that do not exceed $1 million individually or in the aggregate, (ii) if involving any non-monetary outcome, will not have a material effect on the continuing operations of the Company and (iii) are with respect to ordinary course customer disputes;

•	enter into any new line of business outside of the Company’s existing business; or

•	authorize, agree or commit to take any of the above actions.

Company Shareholder Meeting and Board Recommendation

The Company has agreed, as promptly as practicable following the execution of the GTCR Merger Agreement, to duly call, give notice of and convene (in accordance with applicable law) a meeting of the Company’s shareholders for the purpose of obtaining the Company Shareholder Approval (which we refer to as the Company Shareholders Meeting).  Merger Sub has agreed to call a meeting of its shareholder to be held no later than the date of the Company Shareholders Meeting.

The Company has agreed, as promptly as practicable following the execution of the GTCR Merger Agreement, to prepare and cause to be mailed to the shareholders of the Company a proxy statement relating to the Company Shareholders Meeting and form of proxy in connection with the vote of the shareholders of the Company with respect to obtaining the Company Shareholder Approval and to cause this Proxy Statement to contain the recommendation of the Company’s Board of Directors that the Company’s shareholders approve the Merger, the GTCR Merger Agreement and the other transactions contemplated thereby, which we refer to as the Company Recommendation, except to the extent the Company’s Board of Directors has withdrawn or modified its recommendation as permitted under the GTCR Merger Agreement.

The Company has agreed not to, except as permitted in the GTCR Merger Agreement, withhold, withdraw or modify, or propose to withhold, withdraw or modify, in any manner adverse to Parent, the Company Recommendation, or make any statement, filing or release inconsistent with the Company Recommendation, and to use its reasonable best efforts to obtain Company Shareholder Approval.  Parent has similarly agreed to cause the shareholder of Merger Sub to approve the GTCR Merger Agreement, the Merger and the other transactions contemplated by the GTCR Merger Agreement.

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the GTCR Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered and filed with the Israeli Companies Registrar.  The Company and Merger Sub have further agreed to timely provide notice to their secured creditors in accordance with Section 318 of the Companies Law and to timely inform the Israeli Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law.  The executed merger proposal was filed with the Israeli Companies Registrar on September 25, 2011, while the notice to secured creditors, and the related notification to the Israeli Companies Registrar that such notice had been provided, were provided on September 27, 2011 and October 2, 2011, respectively.

In addition, each of the Company and, if applicable, Merger Sub, agreed to timely (i) publish a notice to its creditors in two daily Hebrew newspapers circulated in Israel, a newspaper circulated in New York City and in such other manner as may be required by applicable law, (ii) send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law) of which the Company or Merger Sub, as applicable, is aware, and (iii) send to the “workers committee,” or display in a prominent place at the Company’s premises, a copy of the notice published in the daily Hebrew newspaper.  The requisite notice to the Company’s creditors in two daily Israeli Hebrew newspapers, and the English notice in a New York City newspaper, were published on September 25, 2011 and September 27, 2011, respectively.

The Company also agreed to file an application with the District Court of Tel Aviv, Israel to withdraw any requests or application filed by the Company in connection with the S1 Merger Agreement and use reasonable best efforts to procure as promptly as practicable the removal of such requests or application, including submitting any required affidavits by its officers in support of such withdrawal application.  Confirmation of the approval of such court to the withdrawal of such requests and application was obtained from the court on September 20, 2011.

No Solicitation of Transactions

The Company has agreed that neither it nor its subsidiaries nor any of their respective officers, directors or employees will, and the Company has agreed to use reasonable best efforts to cause its representatives not to:

•	solicit, initiate, seek or knowingly encourage the submission or announcement of any acquisition proposal (as defined below);

•	furnish any nonpublic information regarding the Company or any of its subsidiaries to any individual or Person in connection with or in response to an acquisition proposal;

•	continue or otherwise engage or participate in any discussions or negotiations with any individual or Person with respect to any acquisition proposal;

•	subject to certain exceptions, approve, endorse or recommend any acquisition proposal; or

•	subject to certain exceptions, enter into any letter of intent, arrangement, agreement or understanding relating to any acquisition transaction (as defined below).

Notwithstanding the restrictions described above, the Company is not prohibited from:

•	complying with Rule 14d-9 or Rule 14e-2(a) of the Exchange Act;

•
prior to obtaining the Company Shareholder Approval, furnishing nonpublic information pursuant to a confidentiality agreement containing customary terms and conditions that in the aggregate not materially less restrictive than those contained in the non-disclosure agreement between the Company and GTCR if:

•
the Board of Directors of the Company, or a committee thereof, concludes in good faith that (after consultation with outside legal counsel), the failure to take such action with respect to such acquisition proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law;

•	the Company is in compliance with the non-solicitation provisions in the GTCR Merger Agreement; and

•	the Company has furnished notice to Parent in accordance with the terms of the GTCR Merger Agreement.

•
prior to obtaining the Company Shareholder Approval, entering into or participating in discussions or negotiations with any individual or Person in response to such unsolicited, bona fide acquisition proposal that the Board of Directors of the Company, or any committee thereof, concludes in good faith (after consultation with outside legal counsel and a financial advisor) constitutes or would reasonably be expected to result in a superior offer (as defined below), if:

•
the Board of Directors of the Company, or a committee thereof, concludes in good faith that (after consultation with outside legal counsel), the failure to take such action with respect to such acquisition proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law;

•	the Company is in compliance with the non-solicitation provisions in the GTCR Merger Agreement; and

•	the Company has furnished notice to Parent in accordance with the terms of the GTCR Merger Agreement.

•
prior to obtaining the Company Shareholder Approval, withholding, withdrawing or modifying, or publicly proposing to withhold, withdraw or modify, the Company Recommendation in a manner adverse to Parent or make any statement, filing or release, in connection with obtaining the Company Shareholder Approval or otherwise, inconsistent with the Company Recommendation, or approve, endorse or recommend any acquisition proposal (which we refer to as a Change of Recommendation) if (and only if), prior to taking such action:

•	an acquisition proposal is made by a third party and such offer is not withdrawn;

•
the Board of Directors of the Company, or any committee thereof, concludes in good faith that (after consultation with outside legal counsel and a financial advisor) such acquisition proposal constitutes a superior offer, and (after consultation with outside legal counsel) the failure to take such action with respect to such acquisition proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable law;

•	the Company has notified Parent, in writing, at least five business days prior to such Change of Recommendation of its intention to take such action; and

•
at the end of such five business day period set forth above, the Board of Directors of the Company, or a committee thereof, again makes the determination in good faith that (after consultation with outside legal counsel and a financial advisor) that the acquisition proposal continues to be a superior offer and (after consultation with outside legal counsel) the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, but only after negotiating in good faith with Parent and its representatives if requested by Parent, regarding any adjustments or modifications to the terms of the GTCR Merger Agreement proposed by Parent, and taking into account such adjustments or modifications.

The parties to the GTCR Merger Agreement have contractually agreed that, in the absence of compelling legal authority to the contrary, the Company, the Board of Directors of the Company and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and the Board of Directors of the Company the law applicable to corporations incorporated in Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

The term “acquisition proposal” means any offer, proposal or indication of interest received from a third party (other than a party to the GTCR Merger Agreement) providing for any acquisition transaction, including any renewal or revision to such a previously made offer, proposal or indication of interest.

The term “acquisition transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Company or any of its subsidiaries; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding capital stock of the Company; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company or any of its subsidiaries, taken as a whole (based on the fair market value thereof); (d) any liquidation or dissolution of the Company or any of its material subsidiaries; or (e) any combination of the foregoing (in each case, other than the Merger).

The term “superior offer” means a bona fide written acquisition proposal (for purposes of this definition, replacing all references in the definition of “acquisition transaction” embedded in the definition of “acquisition proposal” to twenty percent (20%) with fifty percent (50%)) that the Board of Directors of the Company or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to the Company’s shareholders than the Merger and the transactions contemplated by the GTCR Merger Agreement (including any proposal by Parent to amend the terms of this Agreement) after taking into account all of the terms and conditions of such proposal and (ii) is likely to be completed (without material modification of its terms), in each of the cases of clause (i) and (ii) taking into account all financial, regulatory, legal and other aspects of such acquisition proposal (including the timing and likelihood of consummation thereof) and the payment, if any, of a termination fee or reimbursement fee.

The Company’s Board of Directors may not take any of the actions referred to above unless the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action.  The Company is required to notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of an acquisition proposal or any request for nonpublic information relating to the Company’s and its subsidiaries in connection with an acquisition proposal.  The Company is required to provide such notice orally and in writing and to identify the third party making, and the material terms and conditions of, any such acquisition proposal, as well as to provide a copy of the acquisition proposal and any draft agreements (if in writing) and to keep Parent informed on a prompt basis with respect to any change to the material terms of such acquisition proposal (but in no event later than 24 hours following any such change), including providing Parent with a copy of any draft agreements and modifications thereof.  The Company must negotiate in good faith with Parent and its representatives if requested by Parent regarding any adjustments or modifications to the terms of the GTCR Merger Agreement proposed by Parent, as the case may be.

The Company has agreed to, and to cause its subsidiaries and its and their respective officers, directors and employees and use reasonable best efforts to cause its and their respective representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company and its and their respective officers, directors and employees and representatives and any third party that relate to any acquisition proposal and to use its reasonable best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such third party within 12 months of the date of the GTCR Merger Agreement.

Efforts to Consummate the Merger

Subject to the terms and conditions of the GTCR Merger Agreement, each of the Parent and the Company has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the GTCR Merger Agreement in doing, all things under such party’s control or which such party is required to do under the GTCR Merger Agreement, or is necessary to do, to consummate and make effective, as soon as reasonably practicable, the Merger and the other transactions contemplated by the GTCR Merger Agreement, including (i) obtaining all necessary actions or nonactions, waivers, consents, and approvals from governmental entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity in connection with the execution, delivery or performance of the GTCR Merger Agreement or the consummation of the transactions contemplated by the GTCR Merger Agreement, (ii) obtaining all necessary consents, approvals or waivers from third parties in connection with the execution, delivery or performance of the GTCR Merger Agreement or the consummation of the transactions contemplated by the GTCR Merger Agreement, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the GTCR Merger Agreement or the transactions contemplated by the GTCR Merger Agreement, and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the GTCR Merger Agreement.

Each of Parent and the Company has agreed to promptly (i) file the notification and report form required for the transactions contemplated by the GTCR Merger Agreement with the Antitrust Division and the FTC, and any supplemental information requested in connection therewith, pursuant to the HSR Act, and (ii) file with any other governmental entity any other filings, reports, information and documentation required for the transactions contemplated by the GTCR Merger Agreement pursuant to any other antitrust laws.

Notwithstanding the foregoing, nothing in the GTCR Merger Agreement will be deemed to require Parent or the Company to commit to and/or effect any action, by consent decree, consent order, hold separate order or otherwise, that would result in (i) the sale, divestiture, disposition or holding separate of any of such party’s assets, properties, businesses or holdings or (ii) any conduct restriction, prohibition or other negative or affirmative requirement, that in the case of either clauses (i) and (ii) would have or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries, including in any event BankServ and its subsidiaries, taken as a whole (after giving effect to the Merger).

Indemnification and Insurance

The GTCR Merger Agreement provides that Parent and the surviving corporation will indemnify all current and former directors, officers and employees of the Company and subsidiaries of the Company, to the fullest extent permitted by applicable law, for all acts or omissions occurring prior to the effective time of the Merger.

The GTCR Merger Agreement also provides that prior to the effective time of the Merger, the Company will purchase a “tail” policy covering acts or omissions occurring at or prior to the effective time with respect to those persons covered prior to the effective time of the Merger by the Company’s directors’ and officers’ liability insurance policy which shall provide such directors and officers coverage for seven years after the effective time of the Merger, on terms no less advantageous to such persons than those in effect as of September 16, 2011.  Parent’s obligation to provide this insurance coverage is subject to a maximum annual expenditure of 250% of the annual premium currently paid by the Company for such coverage.

The rights of any indemnified party under such provisions of the GTCR Merger Agreement are in addition to any other rights such party may have under any law or contract or constituent documents of any person.  In the event Parent or the surviving company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, proper provision will be made so that the successors and assigns of Parent and the surviving corporation will assume all of the foregoing obligations.

Employee Matters

The GTCR Merger Agreement contains covenants relating to certain employee matters.  Under these covenants, Parent and the Company have agreed, among other things, to:

•
for a period of one year following the effective time of the Merger, provide individuals who were employed by either Parent, the Company or any of their respective subsidiaries immediately prior to the effective time of the Merger and that continue to be employed by Parent or any of its subsidiaries, including the surviving corporation, following the effective time, with salaries and benefits that are in the aggregate approximately equal to the salaries and benefits (other than equity compensation) such employee received prior to the effective time of the Merger, subject to certain adjustments as determined by Parent from time to time;

•
provide Company employees with service credit for the purposes of any vesting, eligibility, and benefits entitled under benefit plans, programs or arrangements made available to Company employees following the closing date, to the same extent as such Company employee was entitled to credit for such service under the respective Company benefit plans, provided that such crediting of service will not operate to duplicate any benefits and will not be counted for the purpose of crediting benefit accrual under any defined benefit plan; and

•
for purposes of each plan providing health benefits to any Company employee after the effective time of the Merger, to use its reasonable best efforts to cause such employee to receive (i) a waiver of all limitations as to pre-existing conditions, exclusions and waiting periods and (ii) credit for all amounts paid by such active employee for purposes of satisfying all deductible, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Parent or the surviving corporation.

Financing

Parent has delivered to the Company copies of the executed commitment letters from the Royal Bank of Canada and the Bank of Montreal and certain of their affiliates and Newstone Capital Partners, LLC (which we refer to as the Debt Commitment Letters).  Under the Debt Commitment Letters, subject to the terms and conditions thereof, the lender parties thereto have collectively committed to lend an aggregate of $250 million to Parent or its subsidiaries for the purpose of funding the transactions contemplated by the GTCR Merger Agreement.  Parent has also delivered to the Company a copy of an executed commitment letter (which we refer to as the Equity Commitment Letter) from GTCR Fund X/A LP.  Under the Equity Commitment Letter, subject to the terms and conditions thereof, GTCR Fund X/A LP has committed to invest $175 million in Parent.  The aggregate proceeds from the transactions contemplated by the Debt Commitment Letters and Equity Commitment Letters, together with the cash and cash equivalents of the Company and its subsidiaries, are sufficient for the satisfaction of all of Parent’s obligations under the GTCR Merger Agreement, including the payment of the Merger Consideration, the Option Consideration and all associated costs and expenses of the Merger.  Parent has agreed to use its reasonable best efforts to cause the lenders that are party to the Debt Commitment Letters and any other persons providing financing to fund at or immediately after the effective time of the Merger, if all conditions to the financing are satisfied or waived (or will be satisfied or waived upon funding).

Parent has agreed to use, and cause its affiliates to use, their respective reasonable best efforts to arrange and obtain financing on the terms and conditions described in, and enter into definitive agreements with respect to, the Debt Commitment Letters and the Equity Commitment Letter.  Parent is permitted to amend, modify, supplement or replace the Debt Commitment Letters and the Equity Commitment Letter with new financing commitments, except as would reasonably be expected to prevent, delay or impede in any material respect the ability of Parent and Merger Sub to consummate the Merger or is adverse to the interests of the Company.  In the event that any portion of the financing becomes unavailable, Parent is required to use reasonable best efforts to arrange to obtain financing from alternative sources on terms and conditions not less beneficial to Parent than the terms and conditions in the Debt Commitment Letters and the Equity Commitment Letter and such that the alternative financing would not reasonably be expected to prevent, delay or impede in any material respect the ability of Parent and Merger Sub to consummate the Merger and is not adverse to the interests of the Company.

Parent and Merger Sub are prohibited, without the prior written consent of the Company, from consenting to or entering into any amendment, modification or waiver of any material provision or remedy under, the Debt Commitment Letters, other than to add lenders, syndication agents or similar entities, if such amendment, modification or waiver (x) reduces the cash amount of the funding commitments under the Debt Commitment Letters (unless such reduction of the financing commitments under the Debt Commitment Letters is matched with a corresponding equivalent increase of the financing commitment under the Equity Commitment Letter), (y) would significantly delay the consummation of the transactions contemplated by the GTCR Merger Agreement, or (z) amends, supplements or otherwise modifies the conditions precedent set forth in the Debt Commitment Letters in any manner that is adverse to Parent or the Company or otherwise adversely affects the ability of Parent or Merger Sub to consummate the transactions contemplated in the GTCR Merger Agreement.  Parent and Merger Sub are prohibited, without the prior written consent of the Company, from consenting to or entering into any amendment, modification or waiver of any term of the Equity Commitment Letter (except any amendment that solely increases the amount of the equity financing thereunder without amending or modifying any other term of the Equity Commitment Letter).  Parent and Merger Sub are prohibited, without the prior written consent of the Company, from terminating the Debt Commitment Letters or the Equity Commitment Letter.

Financing Cooperation

Subject to certain exceptions set forth in the GTCR Merger Agreement, the Company has agreed to, and has agreed to cause its subsidiaries to, and use its reasonable best efforts to cause its and their respective representatives to, at Parent’s sole expense, provide to Parent and Merger Sub all cooperation requested by Parent that is reasonably necessary, proper or advisable in connection with the financing and the transactions contemplated by the GTCR Merger Agreement, including:

•
participation in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and meetings with, and presentations to, prospective lenders and investors and rating agencies;

•
using reasonable best efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the financing of the Merger, including execution and delivery of customary representation letters in connection therewith;

•
as promptly as practical after Parent’s request, furnishing Parent and its financing sources with the following financial and other information regarding the Company and its subsidiaries as may be reasonably requested by Parent (we refer to this as the Required Information)

o
unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company, in each case prepared in accordance with GAAP, for each subsequent fiscal quarter after April 1, 2011 ended at least 45 days before the closing date;

o
financial and other information to allow Parent to prepare pro forma financial statements to give effect to the transactions contemplated by the Merger Agreement and the related financing of the Merger;

o	all documentation and other information required by regulatory authorities under the applicable “know-your-customer” rules and regulations, including the PATRIOT Act; and

o
such other financial and other information reasonably required and customarily provided in connection with the financing and the transactions contemplated by the Debt Commitment Letters and the Equity Commitment Letter that is available to or readily obtainable by the Company

•
using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, appraisals, surveys, engineering reports, title insurance and other documentation and items relating to the financing as reasonably requested by Parent or Merger Sub and, if requested by Parent or Merger Sub, to cooperate with and assist Parent or Merger Sub in obtaining such documentation and items;

•
assisting with the preparation of any pledge and security documents, other definitive financing documents, or other certificates, mortgages, documents and instruments relating to guarantees, or documents as may be reasonably requested by Parent (including consents of accountants for use of their reports in any materials relating to the financing) and otherwise facilitating the pledging of collateral and providing of guarantees contemplated by the Debt Commitment Letters and any other financing (including cooperation in connection with the pay-off of existing indebtedness and the release of related liens);

•
reasonably cooperating to (i) permit the prospective persons involved in the financing to evaluate the Company, including the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (ii) establish bank and other accounts, blocked account agreements and lock box arrangements and hold certain funds of the Company in such accounts (as may reasonably be requested by Parent) in connection with the foregoing;

•
using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which any subsidiary of the Company is a party and to arrange discussions among Parent, Merger Sub and their financing sources with other parties to material leases, encumbrances and contracts; and

•	using reasonable best efforts to facilitate the consummation of the financing and to permit the proceeds thereof to be made available to consummate the Merger.

Parent and Merger Sub will indemnify and hold harmless the Company and its subsidiaries and its and their representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the financing and any information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of the Company or any of its affiliates).  Parent has agreed to promptly reimburse the Company and its subsidiaries and its and their representatives upon request from the Company for any documented reasonable out-of-pocket costs and expenses incurred in connection with such cooperation.

Marketing Period

Parent is entitled to a period of 20 consecutive business days commencing on the date after the later of (a) the first date on which Parent has received the Required Information or (b) the date on which the Company Shareholder Approval has been obtained (which we refer to as the Marketing Period) during which period the Company cannot force Parent to close the Merger.  The purpose of the Marketing Period is generally to allow Parent and its lenders to syndicate and market the debt commitments to other parties.

Notwithstanding the foregoing, (i) the Marketing Period will end on any earlier date that is the date on which the debt financing is obtained or is available, (ii) if the Marketing Period has not ended on or prior to December 23, 2011, the Marketing Period will commence no earlier than January 4, 2012, (iii) if the Required Information contains any incorrect information of a material nature as of the date of delivery, then the Marketing Period will not be deemed to have commenced until the Required Information is revised such that it does not contain any such incorrect information, and (iv) the Marketing Period will not be deemed to have commenced if, prior to the completion of the Marketing Period:

(a)           Brightman Almagor Zohar & Co. has withdrawn its audit opinion with respect to any financial statements contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable period by Brightman Almagor Zohar & Co. or another independent public accounting firm reasonably acceptable to Parent;

(b)           the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant documents have been amended or the Company has announced that it has concluded that no restatement is required in accordance with GAAP; or

(c)           the Company has been delinquent in filing any Annual Report on Form 20-F, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such delinquencies have been cured.

Tax Rulings

The Company agreed to cause its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Income Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for a Withholding Ruling.  Parent will agree to be subject to the principles set forth in a recent similar ruling if so required by the Israeli Tax Authority as a condition for the issuance of the Withholding Ruling.  However, Parent will not be required to agree to be subject to the principles in such similar ruling if Parent provides to the Company notice that Parent, the surviving corporation and the paying agent will not withhold Israeli taxes out of the Merger Consideration to: (i) non-Israeli shareholders who acquired their shares following the initial public offering of the Company based on a certificate in customary form provided by each such shareholder; and (ii) shareholders who hold their Ordinary Shares through an Israeli Financial Institution (as defined in the Israeli Income Tax regulations (withholding from consideration, payment or capital gain from the sale of securities, sale of mutual fund or future transaction), 2002) (which we refer to as Exempted Shareholders).

The Company also agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for a ruling providing, among other things, that: (i) Parent and the paying agent and anyone on their behalf will be exempt from withholding tax in respect to any consideration paid directly to Yardeni Gelfand Trustees (2000) Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) for the purpose of Section 102 of the Israeli Income Tax Ordinance New Version, 1961 (which we refer to as the Ordinance), or the Company, and (ii) the payments made in respect to the Company’s options issued under Section 102(b) of the Ordinance and Ordinary Shares issued upon exercise or vesting of such options (including any restricted Company Shares) will not be treated as a breach of the provisions of Section 102(b) of Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102(b) of the Ordinance.

Certain Other Covenants

The GTCR Merger Agreement contains additional covenants, including covenants relating to cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, cooperation in connection with the de-listing of the Ordinary Shares from the NASDAQ Global Select Market and the Tel Aviv Stock Exchange and the deregistration of the Ordinary Shares under the Exchange Act, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, the establishment of a transition committee and the payment of the termination fee under the S1 Merger Agreement.

Conditions to the Merger

Company Conditions

The Company’s obligation to effect the Merger is conditioned upon the satisfaction or waiver (in writing), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•
no governmental entity has enacted, issued, promulgated, enforced or entered any law (including any injunction or other order, whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

•	the HSR waiting period has expired or terminated;

•
as required by the Israeli Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and at least 30 days have elapsed after the Company Shareholder Approval and the approval by the shareholder of Merger Sub have been obtained;

•
(i) certain fundamental representations and warranties of Parent and Merger Sub under the GTCR Merger Agreement were true and correct on the date of execution of the GTCR Merger Agreement and are true and correct as of the closing date (unless they were made as of a particular date), except for de minimis inaccuracies, and

(ii) the other representations and warranties of Parent and Merger under the GTCR Merger Agreement were true and correct on the date of execution of the GTCR Merger Agreement and are true and correct as of the closing date (unless they were made as of a particular date) except where such failure to be true and correct (without giving effect to any “materiality” qualifications) individually or in the aggregate would not prevent or materially delay Parent from consummating the transactions contemplated by the GTCR Merger Agreement, and the Company has received a certificate to such effect signed on behalf of Parent by an executive officer of Parent;

•
each of Parent and Merger Sub has performed or complied in all material respects with all agreements and covenants required by the GTCR Merger Agreement to be performed or complied with by them on or prior to the closing date, and the Company has received a certificate to such effect signed on behalf of Parent by an executive officer of Parent;

•	Parent executed and filed with the OCS an undertaking in the OCS’ standard form;

•
the Company has obtained an opinion from an internationally recognized firm reasonably satisfactory to the Company, in form and substance reasonably acceptable to the Company, to the effect that the Company is solvent under the laws of the State of Israel, immediately after giving effect to the transactions contemplated in the GTCR Merger Agreement; and

•
the Withholding Ruling in form and substance reasonably acceptable to the Company and Parent has been obtained (or Parent has confirmed to the Company in writing that it will not withhold Israeli taxes from any Exempted Shareholder).

Parent Conditions

Parent’s obligations to effect the Merger are conditioned upon the satisfaction or waiver (in writing) at or prior to the closing date of conditions substantially similar to the first six bullets listed above under “Company Conditions” (except that the failure of a non-fundamental representation or warranty of the Company to be true and correct must have a Company Material Adverse Effect) as well as the following additional conditions:

•	no Company Material Adverse Effect has occurred since signing and Parent shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company; and

•
the liquidation value of cash and cash equivalents of the Company and its subsidiaries plus certain transaction fees and expenses and other payments up to $11 million incurred by the Company in connection with the transactions contemplated by the GTCR Merger Agreement or the S1 Merger Agreement and paid after September 16, 2011 and prior to the closing equals at least $65 million and Parent received a certificate to that effect signed on behalf of the Company by an executive officer of the Company.

Termination Provisions

The GTCR Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The GTCR Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•
the Merger is not consummated by February 29, 2012 (which we refer to as the Termination Date) (this right to terminate is not available to a party whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to occur on or before such date);

•
a governmental entity has enacted, issued, promulgated, enforced or entered any final and nonappealable law (including an injunction or other order) or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

•	the Company Shareholder Approval has not been obtained.

The GTCR Merger Agreement may also be terminated prior to the effective time of the Merger by Parent under any of the following circumstances:

•
(i) the Company has effected a Change of Recommendation; (ii) the Company has delivered a notice to Parent of its intent to effect a Change of Recommendation; (iii) the Company has failed to include in this Proxy Statement the Company Recommendation; (iv) following the request in writing by Parent, our Board of Directors has failed to reaffirm publicly the Company Recommendation within five business days (subject to certain limitations); or (v) the Company has breached, in any material respect, the “non-solicitation” provisions of the GTCR Merger Agreement; or

•
there has been a breach by the Company of any of its representations, warranties, covenants or obligations contained in the GTCR Merger Agreement (and in most cases, a breach of a representation or warranty must have a Company Material Adverse Effect), which breach would result in the failure to satisfy by the Termination Date one or more of Parent’s conditions (as described above), and such breach is incapable of being cured or has not been cured within 30 days after the Company receives written notice of such breach (this right to terminate would not be available to Parent if the Company has the right to terminate the GTCR Merger Agreement due to a breach by Parent or if Parent is otherwise in material breach of its obligations under the GTCR Merger Agreement) (we refer to such a breach as a Company Breach).

The GTCR Merger Agreement may also be terminated prior to the effective time of the Merger by the Company under any of the following circumstances:

•
there has been a breach by Parent or Merger Sub of any of their representations, warranties, covenants or obligations contained in the GTCR Merger Agreement (and in some cases, a breach of a representation or warranty must prevent or materially delay Parent from consummating the transactions contemplated by the GTCR Merger Agreement or otherwise prevent or materially delay Parent from performing its obligations under the GTCR Merger Agreement), which breach would result in the failure to satisfy by the Termination Date one or more of the Company’s conditions (as described above), and such breach is incapable of being cured or has not been cured within 30 days after Parent receives written notice of such breach (this right to terminate will not be available to the Company if Parent has the right to terminate the GTCR Merger Agreement due to a breach by the Company or if the Company is otherwise in material breach of its obligations under the GTCR Merger Agreement) (we refer to such a breach as a Parent Breach);

•
the Company effects a Change of Recommendation to accept an acquisition proposal and the Company pays or has paid to Parent the Company Termination Fee and the Parent Reimbursement Fee (each, as defined below under “Remedies—Company Termination Fee”); or

•
if (i) all of Parent’s conditions (as described above) have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing), (ii) the Company has notified Parent in writing that it is ready, willing and able to consummate the transactions contemplated by the GTCR Merger Agreement, (iii) Parent and Merger Sub fail to complete the closing when required to, and (iv) Parent and Merger Sub fail to complete the closing within three business days after the date of receipt of such notice and the Company stood ready, willing and able to consummate the Merger through the end of such three business day period (we refer to the circumstances giving rise to a right of termination under this bullet as a Closing Failure).

Effect of Termination

If the GTCR Merger Agreement is validly terminated, it will become null and void, with the exception of certain sections thereof.  However, a breach by a party to the GTCR Merger Agreement of any of its covenants or agreements or any representations or warranties set forth in the GTCR Merger Agreement (but, in the case of a breach of any representations or warranties, only to the extent such breach of any representation or warranty is a consequence of an act or failure to act of an executive officer of the party taking such act or failing to take such act with the actual knowledge that the taking of such act or the failure to take such act would, or would be reasonably expected to, cause a breach of the GTCR Merger Agreement) prior to the termination of the GTCR Merger Agreement will survive such termination if a written notice has been delivered to the breaching party within three months of the termination date of the GTCR Merger Agreement specifying in reasonable detail the circumstances giving rise to such breach or a suit, action or other proceeding has been commenced against such party alleging such breach.

Remedies

Company Termination Fee

The Company is required to pay Parent a $17.6 million fee (which we refer to as the Company Termination Fee) and reimburse Parent the $11.9 million paid by it (on behalf of the Company) in connection with the termination of the S1 Merger Agreement (which we refer to as the Parent Reimbursement Amount), if the GTCR Merger Agreement is terminated because:

•
(i) the Company has effected a Change of Recommendation; (ii) the Company has delivered a notice to Parent of its intent to effect a Change of Recommendation; (iii) the Company has failed to include in this Proxy Statement the Company Recommendation; (iv) following the request in writing by Parent, our Board of Directors has failed to reaffirm publicly the Company Recommendation within five business days (subject to certain limitations); or (v) the Company has breached, in any material respect, the “non-solicitation” provisions of the GTCR Merger Agreement; or

•	(i) there was a Company Breach, (ii) the Company Shareholder Approval was not obtained or (iii) the Merger was not consummated by the Termination Date, and

•
an acquisition proposal (with references to 20% in the definition of “acquisition transaction” contained in the definition of “acquisition proposal” deemed to mean 50%), including a previously communicated acquisition proposal, has been publicly announced or otherwise communicated to a member of senior management or our Board of Directors (or any individual or Person has publicly announced or communicated a bona fide intention, whether or not conditional, to make such an acquisition proposal); and

•	within twelve (12) months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, any such acquisition transaction.

The Company has agreed to pay Parent a $75 million termination fee and the Parent Reimbursement Amount if there was a Company Breach (other than with respect to representations and warranties and other than a breach of the “non-solicitation” provisions in the GTCR Merger Agreement) and such breach is the principal cause of the failure of the Merger to be consummated.  The Company has also agreed to pay Parent the Parent Reimbursement Amount if the GTCR Merger Agreement is terminated due to a Company Breach other than in the cases noted above.

If the Company Shareholder Approval was not obtained, but there was no Change of Recommendation, then the Company is required to pay Parent $3 million.

Parent Termination Fee

Parent is required to pay the Company a $75 million termination fee (which we refer to as the Parent Termination Fee) if the GTCR Merger Agreement is terminated because (i) there was a Parent Breach and such breach is the principal cause of the failure of the Merger to be consummated (other than with respect to the representations and warranties in the GTCR Merger Agreement) or (ii) there was a Closing Failure.

Damages

Either party may also seek damages for breaches of the GTCR Merger Agreement.  The Company is expressly permitted to seek damages for the lost value to its shareholders.  The maximum liability of each party (and certain related individuals or Persons) under the GTCR Merger Agreement (and the related agreements, other than the Non-Disclosure Agreement, dated July 8, 2011, between the Company and GTCR Fund X/A LP) for damages is $75 million (which includes any payment of termination fees) plus the Parent Reimbursement Amount, if applicable.

Specific Performance

The parties to the GTCR Merger Agreement agreed that, prior to the valid termination of the GTCR Merger Agreement, they will be entitled, in addition to any other remedy at law or in equity, to an injunction, specific performance and other equitable relief to prevent or restrain breaches, or threatened or imminent breaches, of the GTCR Merger Agreement and to enforce specifically the terms and provisions of the GTCR Merger Agreement.

The Company is entitled to an injunction, specific performance or other equitable relief to enforce, or to cause Parent to enforce, the terms of the equity commitment letter if, and only if, (i) all of Parent’s conditions (as described under “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Conditions to the Merger–Parent Conditions”) have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing), (ii) the debt financing has been funded or will be funded at the closing if the equity financing is funded at the closing, (iii) Parent and Merger Sub fail to complete the closing when required to under the GTCR Merger Agreement and (iv) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the equity financing and debt financing are funded it stands ready, willing and able to consummate the Merger.

The Company is also entitled to an injunction, specific performance or other equitable relief to cause Parent to enforce the debt commitment letters if, and only if, (i) all of Parent’s conditions (as described under “The Merger Agreement; Other Agreements–The GTCR Merger Agreement–Conditions to the Merger–Parent Conditions”) have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing), (ii) Parent and Merger Sub fail to complete the closing when required to under the GTCR Merger Agreement and (iii) all of the conditions to the consummation of the debt financing have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the closing, each of which is capable of being satisfied at the closing).

In no event is any party entitled to both (x) the receipt of a termination fee or recovery of monetary damages under the GTCR Merger Agreement and (y) injunction, specific performance or other equitable relief causing the Merger to be consummated.

Expenses

All fees and expenses incurred in connection with the GTCR Merger Agreement and the other transactions contemplated by the GTCR Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Amendments

The parties may:

•	at any time prior to the receipt of Company Shareholder Approval, amend the GTCR Merger Agreement; or

•
after the receipt of the Company Shareholder Approval, amend the GTCR Merger Agreement, but no amendment that by law requires further approval of the Company’s shareholders can be made without such further approval.

Governing Law

The GTCR Merger Agreement is governed by and will be construed in accordance with the laws of the State of New York, without regard to its rules on conflict of laws.  However, any matter involving the internal corporate affairs of the Company or any other party to the GTCR Merger Agreement will be governed by the provisions of jurisdictions of its incorporation.  The rights of the Company’s shareholders and the provisions of the GTCR Merger Agreement relating to the Company Shareholder Approval and Merger that are required under the laws of the State of Israel to be governed by the laws of the State of Israel will be governed by the laws of the State of Israel.

Voting Agreement

In connection with the execution of the GTCR Merger Agreement, Clal Industries and Investments Ltd. (which we refer to as Clal) entered into the Voting Agreement, with Parent, pursuant to which it has agreed, subject to the terms and conditions thereof, at every meeting of Fundtech’s shareholders called, and at every postponement or adjournment thereof, to vote: (i) in favor of the approval of the GTCR Merger Agreement, the Merger and all the transactions contemplated by the GTCR Merger Agreement; and (ii) against any alternative business combination transaction.  The Voting Agreement will terminate on the first to occur of (a) the termination of the GTCR Merger Agreement pursuant to Article VIII thereof, (b) the occurrence of a Change of Recommendation or (c) the effective time of the GTCR Merger.  Clal has also agreed under the Voting Agreement not to transfer any of its Ordinary Shares.  In connection with the execution of the Voting Agreement, Clal executed and delivered to HFN Trust Company 2010 Ltd. an irrevocable proxy solely to vote in accordance with the Voting Agreement (which we refer to as the GTCR Proxy).  The GTCR Proxy will expire and terminate upon the termination of the Voting Agreement.

Guaranty

In connection with the execution of the GTCR Merger Agreement, GTCR Fund X/A LP (which we refer to in such capacity as the Guarantor) entered into a Guaranty, dated September 16, 2011, with the Company (which we refer to as the Guaranty), pursuant to which it has irrevocably and unconditionally guaranteed to the Company the payment, if and when due pursuant to the terms and conditions of the GTCR Merger Agreement, of (i) the Parent Termination Fee when required to be paid by Parent pursuant to and in accordance with the GTCR Merger Agreement or (ii) all of the liabilities and obligations of Parent or Merger Sub under the GTCR Merger Agreement (including the indemnification obligations with respect to the financing cooperation as described under “The Merger Agreement; Other Agreements–Financing Cooperation” above) when required to be paid by Parent or Merger Sub pursuant to and in accordance with the GTCR Merger Agreement (which we refer to collectively as the Guaranteed Obligations).  The Guarantor’s liability under the Guaranty is limited to $75 million.

The Guaranty will terminate and the Guarantor will have no further rights or obligations under the Guaranty as of the earlier of (i) the effective time of the Merger (but only if GTCR Fund X/A LP has funded the equity commitment at or prior to the effective time of the GTCR Merger in accordance with the equity commitment letter), (ii) the valid termination of the GTCR Merger Agreement by mutual agreement of Parent and the Company, (iii) the payment of the Parent Termination Fee or an amount of the Guaranteed Obligations equal to $75 million or (iv) the three-month anniversary following termination of the GTCR Merger Agreement, unless prior to such three-month anniversary (x) the Company delivers a written notice to the Guarantor with respect to any of the Guaranteed Obligations or (y) the Company commences a suit, action or other proceeding against Guarantor, Parent or Merger Sub alleging the Parent Termination Fee is due and owing, or that Parent or Merger Sub are liable for any breaches or any other payment obligations under the GTCR Merger Agreement or against the Guarantor that amounts are due and owing from the Guarantor under the Guaranty

Equity Commitment Letter

For a description of the equity commitment letters, see “The Merger–Financing of the Merger” beginning on page 54.

Debt Commitment Letters

For a description of the debt commitment letters, see “The Merger–Financing of the Merger” beginning on page 54.

Employment Agreement and Non-Competition Agreements

For a description of the Employment Agreement and non-competition agreements, see “The Merger–Interests of our Executive Officers and Directors in the Merger–Executive Arrangements after the Merger” beginning on page 68.

MARKET PRICE INFORMATION

Ordinary Shares are listed for trading on the NASDAQ Global Select Market and Tel Aviv Stock Exchange under the symbol “FNDT.” The following tables set forth the high and low closing market prices for Ordinary Shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange for the periods indicated:

	Fundtech
	As traded on the NASDAQ Global Select Market		As traded on the Tel Aviv Stock exchange		Dividends
	High	Low	High	Low	Declared
2009
First Quarter	$8.52	$5.11	NIS 34.99	NIS 21.23	—
Second Quarter	$10.12	$8.01	NIS 40.05	NIS 34.64	—
Third Quarter	$12.00	$8.37	NIS 45.03	NIS 33.40	—
Fourth Quarter	$14.24	$11.47	NIS 53.86	NIS 43.21	—
2010
First Quarter	$14.21	$12.63	NIS 53.22	NIS 47.04	—
Second Quarter	$14.04	$10.36	NIS 52.65	NIS 39.00	—
Third Quarter	$14.05	$10.19	NIS 52.76	NIS 39.21	—
Fourth Quarter	$16.75	$13.50	NIS 60.12	NIS 49.16	—
2011
First Quarter	$18.88	$16.49	NIS 68.10	NIS 58.12	—
Second Quarter	$21.35	$16.98	NIS 73.50	NIS 54.27	$0.10
Third Quarter (through September 28, 2011)	$23.06	$22.98	NIS 85.50	NIS 84.80	—

On September 14, 2011, the last full trading day prior to date of the public announcement that our Board of Directors had determined that the binding offer received from GTCR Fund X/A LP and its affiliates was a Company Superior Offer under the S1 Merger Agreement, the closing price per Ordinary Share on the NASDAQ Global Select Market was $17.56 and the closing price per Ordinary Share on the Tel Aviv Stock Exchange was NIS 65.91 (approximately $17.75, based on the exchange rate reported by the Bank of Israel as of such date).  On September 28, 2011, the most recent practicable date, the closing price per Ordinary Share on the NASDAQ Global Select Market was $22.98 and the closing price per Ordinary Share on the Tel Aviv Stock Exchange was NIS 85.50 (approximately $23.03, based on the exchange rate reported by the Bank of Israel as of such date).

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of September 28, 2011, by: (1) each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares, and (2) all of our directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of Ordinary Shares outstanding as of the Record Date and includes the number of Ordinary Shares underlying options that are exercisable within sixty (60) days from the date of the Record Date.  Ordinary Shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Beneficially Owned
Clal Industries and Investments Ltd.	8,801,398	55.9%
All Directors and Executive Officers as a group (12 persons)	1,401,010	8.9%

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Fundtech and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on May 31, 2011; and

•
Reports of Foreign Private Issuer on Form 6-K submitted on June 13, 2011, June 14, 2011, June 27, 2011, July 27, 2011, August 3, 2011, September 7, 2011, September 15, 2011, September 16, 2011 and September 19, 2011.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED OCTOBER 4, 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

AVI FISCHER
Chairman of the Board of Directors

Herzliya, Israel
October 4, 2011

FUNDTECH LTD.

10 Hamada Street, 5th Floor
Herzliya 46140, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The Special Meeting of Shareholders (the "Annual Meeting") of Fundtech Ltd. ("Fundtech" or the "Company") will be held at the Company's offices, located at 10 Hamada Street, 5th Floor, Herzliya 46140, Israel, on October 25, 2011 at 9:00 a.m. local time, for the following purposes:

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, by submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Special Meeting and voting in person.

(Continued and to be signed on the reverse side)

14475

SPECIAL MEETING OF SHAREHOLDERS OF

FUNDtech

October 25, 2011

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000000000 4 102511

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

2. To act upon such other matters as may properly come before the Special Meeting or any adjournment or adjournments thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

US FT PARENT, INC.

F.T. ISRAELI MERGERCO LTD.

and

FUNDTECH LTD.

Dated as of September 16, 2011

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

A-i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		34
4.1	Organization, Standing and Power	34
4.2	Merger Sub	34
4.3	Authority; Execution and Delivery; Enforceability	34
4.4	No Conflicts; Consents	35
4.5	Litigation	36
4.6	Brokers	36
4.7	Vote Required	36
4.8	Financing	36
4.9	Solvency	37
4.10	Guaranty	37
4.11	No Additional Representations and Warranties	38

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		38
5.1	Conduct of Business by the Company	38

ARTICLE VI ADDITIONAL AGREEMENTS		40
6.1	Proxy Statement; Company Shareholders Meeting; Other Filings	40
6.2	Notification	42
6.3	Israeli Approvals	42
6.4	Merger Proposal	44
6.5	Confidentiality; Access to Information	45
6.6	Non-Solicitation by the Company	46
6.7	Reasonable Best Efforts	48
6.8	Public Disclosure	50
6.9	Takeover Laws	50
6.10	Indemnification	50
6.11	Employee Matters	52
6.12	Shareholder Litigation	53
6.13	Financing	53
6.14	Financing Cooperation	55
6.15	Transition Committee	56
6.16	Payment of Termination Fee	56

ARTICLE VII CONDITIONS TO THE MERGER		57
7.1	Conditions to Obligations of Each Party to Effect the Merger	57
7.2	Additional Conditions to the Obligations of the Company	57
7.3	Additional Conditions to the Obligations of Parent and Merger Sub	58

ARTICLE VIII TERMINATION		59
8.1	Termination	59
8.2	Notice of Termination; Effect of Termination	61
8.3	Fees and Expenses	62

ARTICLE IX GENERAL PROVISIONS		64
9.1	Non-Survival of Representations and Warranties	64

A-ii

9.2	Notices	64
9.3	Construction	66
9.4	Headings; Table of Contents	66
9.5	Mutual Drafting	66
9.6	Disclosure Schedules	67
9.7	Counterparts; Facsimile and Electronic Signatures	67
9.8	Entire Agreement; Third Party Beneficiaries	67
9.9	Amendment	68
9.10	Severability	68
9.11	Remedies; Specific Performance	68
9.12	Maximum Recourse; Limitation on Liability.	70
9.13	Assignment	72
9.14	Applicable Law	72
9.15	CONSENT TO JURISDICTION AND SERVICE OF PROCESS	73
9.16	WAIVER OF JURY TRIAL	73

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 16, 2011 by and among US FT Parent, Inc., a Delaware corporation (“Parent”), F.T. Israeli Mergerco Ltd., a company organized under the laws of the State of Israel and a wholly-owned indirect subsidiary of Parent (“Merger Sub”), and Fundtech Ltd., a company organized under the laws of the State of Israel (the “Company”).  Capitalized terms in this Agreement shall have the meanings ascribed to them as provided in Section 1.1.

WITNESSETH:

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective shareholders or stockholders, as applicable, for Parent and the Company to enter into a business combination transaction upon the terms and subject to the conditions of this Agreement whereby Merger Sub will merge (such merger, the “Merger”) with and into the Company in accordance with Sections 314-327 of the Companies Law 5759−1999 of the State of Israel (together with the regulations promulgated thereunder, the “Israeli Companies Law”), and, upon the effectiveness of the Merger, Merger Sub will cease to exist, the Company as the surviving corporation in the Merger will become a wholly-owned Subsidiary of Parent, and each outstanding Company Share will be converted into the right to receive $23.33 in cash, in each case all in accordance with the terms of this Agreement and the Israeli Companies Law;

WHEREAS, simultaneously with the execution and delivery of this Agreement, that certain Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, Finland Holdings (2011) Ltd. and the Company (the “S1 Merger Agreement”) has been terminated in accordance with its terms, and Parent (on behalf of the Company) is paying in full the Company Termination Fee (as defined in the S1 Merger Agreement) of $11.9 million to S1 Corporation pursuant to Section 8.3 of the S1 Merger Agreement (the “S1 Termination Fee”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, GTCR Fund X/A LP (the “Guarantor”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) pursuant to which the Guarantor has guaranteed the Guaranteed Obligations (as defined therein);

WHEREAS, the Board of Directors of the Company: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Parent has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and its stockholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Parent or Merger Sub to its respective creditors existing as of immediately prior to the Effective Time; and (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Merger Sub has by unanimous written consent: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholder of Merger Sub approve the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, Parent is entering into a voting agreement with a shareholder of the Company (the “Voting Agreement”) pursuant to which, among other things, such shareholder has agreed, subject to the terms and conditions therein, to vote with respect to all Company Shares owned by such shareholder in favor of approval of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1           Certain Defined Terms.  As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“102 Trustee” shall mean Yardeni Gelfand Trustees (2000) Ltd. who has been nominated by the Company to serve as trustee for the purpose of Section 102 of the Ordinance.

“Affiliate” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” shall have the meaning set forth in the Preamble.

“Antitrust Laws” means any antitrust, competition or trade regulatory Law of any Governmental Entity.

“Blue Sky Laws” shall have the meaning set forth in Section 3.5(b).

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed; provided, however, that, for the avoidance of doubt, any Friday shall be a Business Day unless (x) a filing under this Agreement is to be made with, or a document received from, any Governmental Entity in Israel on a day that is a Friday, (y) any payment is to be made or received involving a bank in Israel on a day that is a Friday or (z) a Friday shall be a day on which the banks in New York or Israel are authorized by Law or executive order to be closed, then in each such case such Friday shall not be considered a “Business Day” for purposes of this Agreement.

“Certificate” shall have the meaning set forth in Section 2.4(c).

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall have the meaning set forth in Section 2.4(f).

“Companies Registrar” means the Registrar of Companies of the State of Israel.

“Company” shall have the meaning set forth in the Preamble.

“Company 102 Securities” shall have the meaning set forth in Section 6.3(d).

“Company Acquisition Proposal” means any offer, proposal or indication of interest received from a third party (other than a party to this Agreement) providing for any Company Acquisition Transaction, including any renewal or revision to such a previously made offer, proposal or indication of interest.

“Company Acquisition Transaction” means any transaction or series of transactions involving:  (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Company or any of its Subsidiaries; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding Company Shares; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof); (d) any liquidation or dissolution of the Company or any material Subsidiary of the Company; or (e) any combination of the foregoing (in each case, other than the Merger).

“Company Cash” shall mean the sum of:

(a)         cash and cash equivalents of the Company and its Subsidiaries, wherever located and regardless of currency (with foreign currency translated to U.S. dollars at the then-current exchange rates); provided, however, that any cash equivalents or amounts held in investment accounts shall be counted toward Company Cash at the liquidation value thereof and only to the extent such amounts are readily convertible into cash (wherever located and regardless of currency); plus

(b)         transaction fees and expenses and other payments up to $11,000,000, as set forth on Section 1.1 of the Company Disclosure Schedule, paid by the Company in connection with the transactions contemplated by this Agreement or the S1 Merger Agreement and paid after the date hereof and prior to the Closing.

“Company Change of Recommendation” shall have the meaning set forth in Section 6.6(d).

“Company Charter Documents” shall have the meaning set forth in Section 3.1.

“Company D&O Policy” shall have the meaning set forth in Section 6.10(b).

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent prior to the Determination Date.

“Company Employee” means any current, former or retired employee, officer or director of the Company or any of its Subsidiaries.

“Company Employee Plans” shall have the meaning set forth in Section 3.13.

“Company Employment Agreements” shall have the meaning set forth in Section 3.13.

“Company ERISA Affiliate” shall have the meaning set forth in Section 3.14(a).

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company International Employee Plan” shall have the meaning set forth in Section 3.13.

“Company Liability Cap” shall have the meaning set forth in Section 9.12(a).

“Company Material Adverse Effect” means, with respect to the Company, any event, change, effect, development, condition or occurrence that (I) is materially adverse on or with respect to the business, financial condition or continuing results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development, condition or occurrence: (a) in or generally affecting the economy or the financial, commodities or securities markets in the United States, Israel or elsewhere in the world or the industry or industries in which the Company or its Subsidiaries operate generally, or (b) resulting from or arising out of (i) the pendency or announcement of or compliance with this Agreement or the transactions contemplated hereby, (ii) the pendency or announcement of the S1 Merger Agreement or the transactions contemplated thereby, (iii) any departure or termination of any officers, directors, employees or independent contractors of the Company or any of its Subsidiaries, (iv) any changes in GAAP, Law or accounting standards or interpretations thereof, (v) any natural disasters or weather-related or other force majeure event, (vi) any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism, (vii) the failure of the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), (viii) any change in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), or (ix) any action, suit or other legal proceeding brought by shareholders of the Company arising from or relating to the Merger or the transactions contemplated by this Agreement, to the extent, in each of clauses (a) and (b)(iv), that such event, change, effect, development, condition or occurrence does not affect the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which the Company  and its Subsidiaries operate; or (II) would prevent or materially delay the Company from consummating the transactions contemplated by this Agreement or otherwise prevent or materially delay the Company from performing its obligations under this Agreement.

“Company Material Contracts” shall have the meaning set forth in Section 3.8(a).

“Company Parties” shall have the meaning set forth in Section 9.12(a).

“Company Pension Plans” shall have the meaning set forth in Section 3.14(a).

“Company Recommendation” shall have the meaning set forth in Section 3.3(b).

“Company SEC Documents” shall have the meaning set forth in the preamble to Article III.

“Company Shareholder Approval” shall have the meaning set forth in Section 3.20.

“Company Shareholders Meeting” shall have the meaning set forth in Section 6.1(b).

“Company Shares” shall have the meaning set forth in Section 2.3(a).

“Company Software Products” means all Software products developed and owned by the Company or any of its Subsidiaries that are (i) offered for license by the Company or its Subsidiaries, or (ii) used in the conduct of their respective businesses.

“Company Stock Option” shall have the meaning set forth in Section 2.6(a).

“Company Superior Offer” means a bona fide written Company Acquisition Proposal (for purposes of this definition, replacing all references in such definition to twenty percent (20%) with fifty percent (50%)) that the Board of Directors of the Company or any committee thereof determines, in good faith, after consultation with outside legal counsel and a financial advisor (i) is on terms that are more favorable from a financial point of view to the Company’s shareholders than the Merger and the transactions contemplated by this Agreement (including any proposal by Parent to amend the terms of this Agreement) after taking into account all of the terms and conditions of such proposal and (ii) is likely to be completed (without material modification of its terms), in each of the cases of clause (i) and (ii) taking into account all financial, regulatory, legal and other aspects of such Company Acquisition Proposal (including the timing and likelihood of consummation thereof) and the payment, if any, of the Company Termination Fee and the Parent Reimbursement Fee.

“Company Systems” shall have the meaning set forth in Section 3.9(f).

“Company Termination Fee” means a fee payable by the Company in the amount of $17.6 million.

“Consideration Fund” shall have the meaning set forth in Section 2.4(b).

“Contract” shall have the meaning set forth in Section 3.5(a).

“Debt Commitment Letters” shall have the meaning set forth in Section 4.8(a).

“Debt Financing” shall have the meaning set forth in Section 4.8(a).

“Determination Date” shall mean September 14, 2011.

“DOJ” means the United States Department of Justice.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance, violation, liability or obligation, by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (i) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (ii) any Environmental Law or any permit issued pursuant to any Environmental Law.

“Environmental Laws” means any and all Laws which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing.

“Equity Commitment Letter” shall have the meaning set forth in Section 4.8(a).

“Equity Financing” shall have the meaning set forth in Section 4.8(a).

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exempted Shareholder” shall have the meaning set forth in Section 6.3(b).

“Financing” shall have the meaning set forth in Section 4.8(a).

“Financing Agreements” shall have the meaning set forth in Section 6.13(c).

“Financing Commitments” shall have the meaning set forth in Section 4.8(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any United States federal, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority.

“Grants” shall have the meaning set forth in Section 3.22.

“Guarantor” shall have the meaning set forth in the Preamble.

“Guaranty” shall have the meaning set forth in the Preamble.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by−products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

 “Insured Parties” shall have the meaning set forth in Section 6.10(b).

“Intellectual Property” means any and all intellectual property or proprietary rights throughout the world, including all (i) trademarks, service marks, trade names, Internet domain names, web sites, trade dress, logos, slogans, company names and other indicia of source (including any goodwill associated with each of the foregoing) and all registrations and applications for registration of the foregoing; (ii) inventions (whether or not patentable or reduced to practice), patents and industrial designs, patent applications, patent disclosures and related know how and all continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith; (iii) works of authorship (whether or not copyrightable), copyrights, copyrightable works, moral rights, and mask works and all registrations and applications for registration of the foregoing; (iv) Software; (v) trade secrets, know-how, technology, processes, designs, algorithms, methods, formulae, and other confidential and proprietary information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans); and (vi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“Investment Center” means the Israeli Investment Center of the Israeli Ministry of Trade & Industry.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” shall have the meaning set forth in the Preamble.

 “Israeli Securities Law” means the Israeli Securities Law, 5728-1968.

“Knowledge” means with respect to a party hereto, with respect to any matter in question, the actual knowledge of the chief executive officer, the president, the chief financial officer or the general counsel of such party.

“Law” means any statute, law (including common law), ordinance, rule or regulation or any judgment, decree, injunction or other order.

“Liens” shall have the meaning set forth in Section 3.2(a).

“Marketing Period” shall mean the first period of 20 consecutive Business Days commencing on the date after the later of (a) the first date on which Parent has received the Required Information (it being understood that once all Required Information has first been provided, subsequent requests for Required Information pursuant to clause (d) of the definition thereof shall not be deemed to result in the Required Information not having been provided at any time for purposes of this definition) or (b) the date on which the condition set forth in Section 7.1(a) has been satisfied; provided, that (i) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained or is available as evidenced by the execution and delivery by all parties thereto of definitive debt and related transaction documents, (ii) if the Marketing Period has not ended on or prior to December 23, 2011, the Marketing Period shall commence no earlier than January 4, 2012, (iii) if the Required Information contains any incorrect information of a material nature as of the date of delivery (without including forward-looking information of the type set forth in clause (i) of Section 6.14(b)), then the Marketing Period shall not be deemed to have commenced until the Required Information is revised such that it does not contain any such incorrect information (without including forward-looking information of the type set forth in clause (i) of Section 6.14(b)), and (iv) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period:

(a)         Brightman Almagor Zohar & Co. shall have withdrawn its audit opinion with respect to any financial statements contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable period by Brightman Almagor Zohar & Co. or another independent public accounting firm reasonably acceptable to Parent;

(b)         the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Company SEC Document or Company SEC Documents have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; or

(c)         the Company shall have been delinquent in filing any Annual Report on Form 20-F, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, all such delinquencies have been cured.

 “Merger” shall have the meaning set forth in the Preamble.

“Merger Certificate” shall have the meaning set forth in Section 2.2.

“Merger Consideration” shall have the meaning set forth in Section 2.3(a).

“Merger Proposal” shall have the meaning set forth in Section 6.4.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub Shareholder Meeting” shall have the meaning set forth in Section 6.4.

“Nasdaq” shall mean the Nasdaq Stock Market.

“NIS” means the New Israeli Shekel.

“Non-Disclosure Agreement” shall have the meaning set forth in Section 6.5.

“OCS” means the office of the Chief Scientist of the Israeli Ministry of Trade & Industry.

“Open Source Software” means any software that is generally available to the public in source code form under licenses substantially similar to those approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL); or under any other license that purports to require one to (i) require, or condition the use, license or distribution of any software on, the disclosure, licensing or distribution of any source code and/or (ii) permit any licensee of any software to modify any source code relating to such software.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961.

“Other Filings” shall have the meaning set forth in Section 6.1(c).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Certificate” shall have the meaning set forth in Section 4.1.

“Parent Charter Documents” shall have the meaning set forth in Section 4.1.

“Parent Material Adverse Effect” means any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by this Agreement or otherwise prevent or materially delay Parent from performing its obligations under this Agreement.

“Parent Parties” shall have the meaning set forth in Section 9.12(b).

“Parent Reimbursement Fee” shall have the meaning set forth in Section 8.3(c).

“Parent Termination Fee” means a fee payable by Parent in the amount of $75.0 million.

“Paying Agent” shall have the meaning set forth in Section 2.4(a).

“Permitted Lien” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice; (c) arising from licenses of or other grants of rights to use Intellectual Property not incurred in connection with the borrowing of money; or (d) which does not and would not reasonably be expected to materially impair the continued use of any owned real property or leased real property.

“Person” means an individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, Governmental Entity or other legal entity.

“Post-Merger Employees” shall have the meaning set forth in Section 6.11(a).

“Proxy Statement” shall have the meaning set forth in Section 6.1(a).

“Related Person” means, with respect to any party, an employee, officer, director, holder of more than five percent (5%) of the equity securities of such party, partner or member of such party or of any of such party’s Subsidiaries and any member of his or her immediate family or any of their respective Affiliates.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Representatives” of any Person shall mean such Person’s accountants, consultants, legal counsel, financial advisors and agents and other representatives.

“Required Information” shall have the meaning set forth in Section 6.14(a).

“Residence Certificate” shall have the meaning set forth in Section 2.4(c).

“SEC” means the United States Securities and Exchange Commission.

“Section 102 Ruling” shall have the meaning set forth in Section 6.3(d).

 “Securities Act” means the United States Securities Act of 1933.

“Significant Company Subsidiary” means any Subsidiary of the Company that constitutes a significant Subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, and all software development tools, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (iv) documentation, manuals, specifications and training materials relating to the foregoing.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization or other legal entity of any kind of which such Person (either alone or through or together with one or more of it Subsidiaries) (a) owns, directly or indirectly, fifty percent (50%) or more of the capital stock or other equity interests, the holders of which are (i) generally entitled to vote for the election of the board of directors or other governing body of such legal entity or (ii) generally entitled to share in the profits or capital of such legal entity or (b) otherwise owns, directly or indirectly, an amount of voting securities sufficient to elect at least a majority of the board of directors or other governing body of such legal entity.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“S1 Merger Agreement” shall have the meaning set forth in the Preamble.

“S1 Termination Fee” shall have the meaning set forth in the Preamble.

“TASE” means the Tel-Aviv Stock Exchange.

“Tax Return” means all federal, state, local, provincial and non-United States Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means taxes, governmental fees or like assessments or charges, whenever created or imposed, and whether of the United States, Israel or elsewhere, and whether imposed by a local, municipal, governmental, state, non-United States, federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Transition Committee” shall have the meaning set forth in Section 6.15.

“Uncertificated Shares” shall have the meaning set forth in Section 2.4(c).

“Voting Agreement” shall have the meaning set forth in the Preamble.

“Voting Company Debt” shall have the meaning set forth in Section 3.4(a).

“Withholding Ruling” shall have the meaning set forth in Section 6.3(b).

ARTICLE II

PLAN OF MERGER

2.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Israeli Companies Law, at the Effective Time, Merger Sub (as the target company (Chevrat Yaad) in the Merger) shall be merged with and into the Company (as the absorbing company (Chevra Koletet) in the Merger).  The Merger shall have the effects as set forth in this Agreement and in the applicable provisions of the Israeli Companies Law and as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation (the “Surviving Corporation”) and shall (a) become a wholly-owned indirect Subsidiary of Parent, (b) be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Israeli Companies Law.

2.2           Effective Time; Closing Date.  The closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, at 9:00 a.m. (local time) on the date that is the fifth (5th) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions which by their terms are to be satisfied or waived as of the Closing but subject to the satisfaction or waiver thereof), including the receipt of Company Shareholder Approval, or at such other time, date or location as the parties hereto shall mutually agree; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall occur on (a) the earlier of (i) a date during the Marketing Period specified by Parent on two (2) Business Days notice to the Company and (ii) the second Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VII as of the date determined pursuant to this proviso), or (b) such other date, time or place as is agreed to in writing by the parties hereto.  The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”  No later than the Closing Date, Merger Sub and the Company shall each, in coordination with each other, deliver to the Companies Registrar a notice informing the Companies Registrar that all conditions to the Closing have been met and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law (the “Merger Certificate”).  The Merger shall become effective upon the issuance by the Companies Registrar of the Merger Certificate.  The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

2.3           Effects of the Merger.  At the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a)         Conversion of Company Shares.  Each Ordinary Share, NIS 0.01 par value per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares that remain outstanding pursuant to Section 2.3(b), shall automatically be deemed to have been transferred to Parent in exchange for the right to receive $23.33 in cash (the “Merger Consideration”) without any interest thereon.

(b)         Parent-Owned Stock and Stock Held in Treasury.  Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly-owned Subsidiary of the Company or of Parent immediately prior to the Effective Time shall remain outstanding, and no consideration shall be delivered in exchange therefor.

(c)         Capital Stock of Merger Sub.  Each Ordinary Share, NIS 0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable Ordinary Share, NIS 0.01 par value per share, of the Surviving Corporation.  Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Corporation.

(d)         Adjustments to Merger Consideration.  The Merger Consideration shall be adjusted to reflect appropriately the effect of any forward or reverse stock split, stock dividend (including any dividend or distribution of securities exercisable or exchangeable for or convertible into Company Shares), stock sale, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to the Effective Time, to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.3(d) shall be construed to permit the Company to take any action that is otherwise prohibited or restricted by Section 5.1.

2.4           Surrender of Certificates.

(a)         Paying Agent.  Prior to the Effective Time, Parent shall appoint one or more bank or trust companies maintaining offices in the United States and Israel mutually acceptable to Parent and the Company to act as paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company with the Paying Agent relating to the services to be performed by the Paying Agent.

(b)         Parent to Provide Merger Consideration.  Within two (2) Business Days after the Effective Time, Parent shall deposit with the Paying Agent, sufficient funds for payment of the aggregate Merger Consideration (such cash being herein referred to as the “Consideration Fund”) to be paid pursuant to this Article II (provided that at or prior to the Effective Time, Parent shall deposit with the Paying Agent an amount equal to no less than (x) the aggregate Merger Consideration to be paid pursuant to this Article II minus (y) $20,000,000).  In the event that the cash in the Consideration Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent shall promptly make available to the Paying Agent the amounts so required to satisfy such payment obligations in full.  Except as contemplated by this Section 2.4, the Consideration Fund shall not be used for any other purpose.  Amounts of cash in the Consideration Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that: (i) no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Company Shares; and (ii) such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available).  Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation or Parent.

(c)         Payment Procedures.  As soon as reasonably practicable after the Effective Time (but no later than three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record as of the Effective Time of one or more certificates (each, a “Certificate”) or uncertificated Company Shares (“Uncertificated Shares”) that immediately prior to the Effective Time represented issued and outstanding Company Shares that were converted into the right to receive Merger Consideration pursuant to Section 2.3: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Uncertificated Shares shall pass, only upon delivery of the Certificate or the Uncertificated Shares to the Paying Agent), that shall also be in such form and have such other provisions as Parent and the Company may reasonably specify, (ii) instructions for use in effecting the surrender of the Certificate or the transfer of Uncertificated Shares in exchange for the Merger Consideration and (iii) a certificate or declaration in customary form to be used to confirm the status of a Person as a Resident of Israel within the meaning of the Ordinance (a “Residence Certificate”).  Upon (x) surrender of Certificates for cancellation to the Paying Agent or (y) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Uncertificated Shares shall be entitled to receive in exchange therefor, subject to the withholding of any applicable Taxes, the Merger Consideration pursuant to the provisions of this Article II, and the Certificates so surrendered or the Uncertificated Shares so transferred shall forthwith be canceled.  Until so surrendered or canceled, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive, upon surrender and without interest, the Merger Consideration into which the Company Shares theretofore represented by such Certificates or Uncertificated Shares shall have been converted pursuant to Section 2.3, without any interest thereon.

(d)         Transfers of Ownership.  If any Merger Consideration is to be paid to a Person other than a Person whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of such exchange that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Parent or the Paying Agent any transfer or other Taxes required by reason of the payment of the Merger Consideration to a Person other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or the Paying Agent that such Tax has been paid or is not payable.

(e)         Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent to the extent in accordance with customary practice, the posting by such Person of a bond in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which such Person is entitled in respect of such Certificate pursuant to this Article II.

(f)         Required Withholding.  Each of the Paying Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any consideration, or other amounts, payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Shares or Company Stock Options or any other Person such amounts as are required to be deducted or withheld therefrom under any applicable Law (including the Ordinance and the regulations promulgated thereunder, the Israeli Income Tax Rulings or any other provision of Israeli Law, statute, regulation, administrative ruling, pronouncement or other authority or judicial opinion, as well as any withholding provision of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder); provided that no withholding under Israeli Tax Law will be made from any consideration payable hereunder to a holder of Company Shares to the extent that such holder has provided Parent or the Paying Agent, as the case may be, prior to the time such payment or delivery is made, with a valid exemption or ruling issued by the Israeli Tax Authority exempting the payment or delivery of the Merger Consideration to the relevant holder of Company Shares or Company Stock Options, or the other amounts payable or otherwise deliverable pursuant to this Agreement, from withholding Tax; provided, further, that with respect to any withholding under the Laws of the State of Israel, the Paying Agent, the Surviving Corporation and Parent shall act in accordance with the Withholding Ruling and/or the Section 102 Ruling, if obtained, provided that in no event shall Parent and/or Paying Agent be required to deliver consideration deliverable under this Agreement until the applicable tax is withheld by the Parent or the Paying Agent.  To the extent amounts are deducted or withheld pursuant to this Section 2.4(f), such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and such amounts shall be remitted to the applicable Governmental Entity in accordance with applicable Law and notice thereof shall be provided to the applicable holder of Company Shares.  Any purported withholding of Taxes from payments or other deliveries made in accordance with the provisions of this Agreement, the amount of which was forwarded to the relevant Governmental Entity, shall not be deemed a breach of this Agreement and the amount so withheld shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, notwithstanding that withholding of Taxes might have not been required.

(g)         Termination of Consideration Fund.  Promptly following the date that is one year after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to Parent any portion of the Consideration Fund which has not been disbursed to holders of Company Shares (including all interest and other income received by the Paying Agent in respect of the Consideration Fund), and thereafter each holder of a Company Share may surrender or transfer, as applicable, such Company Share to Parent or the Surviving Corporation and (subject to abandoned property, escheat and other similar Laws) receive in consideration therefor the Merger Consideration into which such Company Shares shall have been converted pursuant to Section 2.3, but such holder shall have no greater rights against Parent or the Surviving Corporation than may be accorded to general creditors of Parent or the Surviving Corporation under applicable Law.

(h)         No Liability.  Notwithstanding anything to the contrary in this Section 2.4, neither the Paying Agent, Parent nor any party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.5           Company’s Transfer Books Closed; No Further Ownership Rights in Company Shares

.  At the Effective Time: (a) the share transfer books of the Company shall be deemed closed, and no transfer of any Company Shares or Certificates with respect thereto shall thereafter be made or consummated; and (b) all holders of Company Shares shall cease to have any rights as shareholders of the Company except for any right to receive the Merger Consideration issued in accordance with the terms hereof, which shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.

2.6           Stock Options; Restricted Shares.

(a)         Stock Options.  Effective as of the Effective Time, each outstanding option or right to acquire Company Shares then outstanding granted under any Company Employee Plan (each, a “Company Stock Option”), whether or not vested or exercisable, shall become fully vested and exercisable as of, and contingent upon, the Effective Time, and shall thereupon be converted into the right to receive, and canceled in consideration for the payment of an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Company Share of such Company Stock Option and (ii) the number of Company Shares such holder had the right to purchase if such Company Stock Options were fully vested and such holder had exercised such Company Stock Option in full immediately prior to the Effective Time, with such payment to be subject to applicable withholding Taxes.  Any such Company Stock Options that have an exercise price per Company Share which is greater than the Merger Consideration shall be canceled without further payment.

(b)         Restricted Shares.  Effective as of the Effective Time, each outstanding award of restricted Company Shares then outstanding shall become fully vested and all restrictions therein shall lapse and such restricted Company Shares then outstanding shall be exchanged for Merger Consideration with respect thereto in accordance with the provisions of Section 2.3(a).

2.7           Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and the transactions contemplated hereby, the officers and directors of either the Surviving Corporation or Parent may take any and all such lawful and necessary action.

2.8           Certain Post-Closing Matters; Headquarters; Name.

(a)         Chief Executive Officer.  Effective at the Effective Time, the Chief Executive Officer of the Company as of the date hereof is to remain as the Chief Executive Officer of the Company, subject to such individual being an employee in good standing with the Company as of immediately prior to the Effective Time and being willing and able to hold such position.

(b)         Chief Financial Officer.  Effective at the Effective Time, the Chief Financial Officer of the Company is to remain as the Chief Financial Officer of the Company, subject to such individual being an employee in good standing with the Company as of immediately prior to the Effective Time and being willing and able to hold such position.

(c)         Headquarters. Effective at the Effective Time, the Company's operational headquarters shall be in Jersey City, New Jersey.

(d)         Corporate Name.  Effective at the Effective Time, the Company shall retain its current name, Fundtech Ltd.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC since December 31, 2009 (the “Company SEC Documents”) filed prior to the Determination Date (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or similar statements included in such Company SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this clause (a) shall not qualify Sections 3.1, 3.3, 3.4(a), 3.7, 3.18 and 3.20, or (b) the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:

3.1           Organization, Standing and Power.  Each of the Company and each Significant Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.  The Company and each Significant Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary and the failure to so qualify has had or would reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent true and complete copies of its Memorandum of Association and Articles of Association as amended through the date of this Agreement (together, the “Company Charter Documents”) and the comparable charter and organizational documents of each Significant Company Subsidiary, in each case as amended through the date of this Agreement.

3.2           Company Subsidiaries.

(a)         All the outstanding shares of capital stock of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and, except as set forth in the Company Disclosure Schedule, are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) other than Permitted Liens.

(b)         Except for its interests in the Company’s wholly-owned Subsidiaries and except for the ownership interests set forth in the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person.

3.3           Authority; Execution and Delivery; Enforceability.

(a)         The Company has all requisite corporate power and authority to execute and deliver this Agreement.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Shareholder Approval and the matters listed on Section 3.3(a) of the Company Disclosure Schedule.  The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)         The Board of Directors of the Company, at a meeting duly called and held in compliance with the requirements of the Israeli Companies Law, has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Company Recommendation”).

(c)         Simultaneously with the execution of this Agreement, the S1 Merger Agreement has been validly terminated.

(d)         Prior to the date hereof, the Company has provided Parent with true and complete copies of all applications and filings made with the District Court of Tel Aviv, Israel, or with any other Israeli court, which relate to the S1 Merger Agreement or the transactions contemplated thereby.

3.4           Capital Structure.

(a)         The registered (authorized) share capital of the Company consists of 30,000,000 Company Shares.  At the close of business on September 12, 2011, (i) 17,264,805 Company Shares were issued and outstanding, including 1,959,093 Company Shares held by the Company in its treasury, and (ii) 5,642,815 Company Shares were reserved for issuance under Company Employee Plans, of which 1,634,924 were subject to outstanding options or the grant of rights to purchase Company Shares, 397,238 were restricted Company Shares and 708,533 Company Shares were available for future option or restricted share grants.  Except as set forth above, at the close of business on September 12, 2011, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Israeli Companies Law, the Company Charter Documents or any Contract to which the Company is a party or otherwise bound.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote (“Voting Company Debt”).  Except as set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt or (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.  As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(b)         The Company Disclosure Schedule sets forth the following information with respect to each Company Stock Option or restricted Company Share as of September 12, 2011: (i) the name of the grantee; (ii) the particular plan, if applicable, pursuant to which such award was granted, (iii) the number of Company Shares subject to such award; (iv) the exercise price, if any, of such award; (v) the date on which such award was granted; (vi) the applicable vesting schedule, including the vesting commencement date and any accelerated vesting provisions; and (vii) the date on which such award expires.  The Company has made available to Parent accurate and complete copies of all equity plans pursuant to which the Company has granted such awards that are currently outstanding and the form of all equity award agreements evidencing such awards.  All Company Shares subject to issuance as aforesaid have been duly authorized and, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be validly issued, fully paid and nonassessable.  Effective as of the Effective Time, each outstanding award of restricted Company Shares then outstanding shall become fully vested and all restrictions therein shall lapse.  All outstanding Company Shares, all outstanding Company Stock Options, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted (i) in compliance with all applicable securities laws and other applicable Laws and (ii) in material compliance with all applicable requirements set forth in the Company Employee Plans.

3.5           No Conflicts; Consents.

(a)         The execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i)(A) the Company Charter Documents or (B) the comparable charter or organizational documents of any Subsidiary of the Company, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.5(b) and obtaining the Company Shareholder Approval, any material Law applicable to the Company or any of its Subsidiaries or their respective properties or assets other than, in the case of clauses (i)(B), (ii) or (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         Other than with respect to procedures under the Israeli Companies Law, the execution and delivery of this Agreement by the Company does not and the consummation of the transactions contemplated hereby do not, and the performance of this Agreement and the transactions contemplated hereby by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any third party, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities Laws (“Blue Sky Laws”), Israeli Securities Law, the HSR Act, the approval of the Investment Center, the notice to the OCS, the required approvals of this Agreement by the Company’s shareholders pursuant to Israeli Law, the rules and regulations of Nasdaq and the TASE, and such other filings, notices, permits, authorizations, consents or approvals as may be required by reason of the status of Parent, Merger Sub or their Affiliates, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)         The revenues of the Company and its Subsidiaries in Israel in each of the 2009 and 2010 fiscal years are set forth in Section 3.5(c) of the Company Disclosure Schedule.  To the Knowledge of the Company, the share of the Company and its Subsidiaries in the production, sales, marketing or acquisitions in Israel of any particular asset do not represent a market share of more than fifty percent (50%) in any market.  To the Knowledge of the Company, the consolidated market share of Parent as a result of the consummation of the Merger will not exceed fifty (50%) in the production, sales, marketing or acquisitions in Israel of any particular asset in any market.

3.6           SEC Documents; Undisclosed Liabilities.

(a)         The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since December 31, 2009 pursuant to Sections 13(a) and 15(d) of the Exchange Act.

(b)         As of its respective date, each Company SEC Document filed with the SEC complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Except to the extent that information contained in any Company SEC Document filed with the SEC has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents filed with the SEC contained any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The consolidated financial statements of the Company included in the Company SEC Documents filed with the SEC comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c)         Except (i) as reflected or reserved against in the balance sheet (or the notes thereto) as of December 31, 2010 included in the Company SEC Documents, (ii) as permitted or contemplated by this Agreement, (iii) for liabilities and obligations incurred since December 31, 2010 in the ordinary course of business, and (iv) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)         The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a−15(f) and 15d−15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s and its Subsidiaries’ assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s and its Subsidiaries’ receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements.

(e)         The “disclosure controls and procedures” (as defined in Rules 13a−15(e) and 15d−15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non−financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f)         The Company is a “foreign private issuer” as defined in Rule 3b-4(c) promulgated under the Exchange Act.

3.7           Absence of Certain Changes or Events.  Since December 31, 2010 until the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.  From the Determination Date through the date of this Agreement, the Company has not taken any of the actions set forth in Sections 5.1(a)-(n) that if taken following the date hereof would have required the consent of Parent.

3.8           Material Contracts.

(a)         Other than the Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, each of which was filed in an unredacted form, the Company Disclosure Schedule sets forth a true and correct list of:

(i)      each Contract to which the Company or any of its Subsidiaries is a party to or bound that (A) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person, (B) contains any right of first refusal, right of first offer or similar term that materially restricts the right or ability of the Company or any of its Subsidiaries to acquire or dispose of the securities of another Person; or (C) expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to engage or compete in any line of business or in any geographic area or that contains exclusivity or non-solicitation provisions (excluding customary employee non-solicitation provisions with customers and partners); or

(ii)      each Contract to which the Company or any of its Subsidiaries is a party to or bound that was entered into not in the ordinary course of business and would purport to bind, or purport to be applicable to the conduct of, Parent or its Subsidiaries (other than the Company or its Subsidiaries) in any materially adverse respect (whether before or after the Effective Time).

Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, together with any Contracts of the type described in clauses (i) and (ii) above, are referred to herein as “Company Material Contracts.”

(b)         A true and correct copy of each Company Material Contract has previously been made available to Parent and each such Contract is a valid and binding agreement of the Company or its Subsidiary party thereto and, to the Knowledge of the Company, any counterparty thereto, and is in full force and effect, and none of the Company or its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach in any respect under the terms of any such Company Material Contract, except for such default or breach as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.9           Intellectual Property.

(a)         To the Knowledge of the Company, the Company and its Subsidiaries exclusively own or possess all right, title and interest in and to, or have the rights to use pursuant to a valid, binding and enforceable license agreement, all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries.  The Company Intellectual Property is, to the Knowledge of the Company, valid, subsisting and enforceable and none of such Company Intellectual Property has been misused, withdrawn, canceled or abandoned except as would not adversely affect the operations of the Company as currently conducted.  All application and maintenance fees for such Company Intellectual Property for which the Company has applied for or received registration from any Governmental Entity have been paid in full and are current.

(b)         To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted does not infringe, misappropriate, dilute or otherwise violate or conflict with the Intellectual Property of any other Person.  Section 3.9(b) of the Company Disclosure Schedule sets forth a list of all suits, actions, proceedings or litigation alleging any of the foregoing that are pending or that have been threatened in writing within two (2) years prior to the date hereof.  Neither the Company nor any of its Subsidiaries has received any written notice of any claims or assertions, contesting the ownership, use, validity or enforceability of any Company Intellectual Property.  To the Knowledge of the Company, no Person has been engaged, is engaging or is proposed to engage in any activity or use of any Intellectual Property that infringes, misappropriates, dilutes or otherwise violates or conflicts with the Company Intellectual Property.

(c)         The Company and its Subsidiaries have implemented reasonable measures to maintain and protect the secrecy, confidentiality and value of any trade secrets and other confidential information related to the business of the Company and its Subsidiaries.  Each current and former employee and independent contractor of, and consultant to, the Company or any of its Subsidiaries has entered into a valid and enforceable written agreement or the Company and its Subsidiaries otherwise has rights enforceable under applicable Law pursuant to which such employee, independent contractor or consultant agrees or is required to maintain the confidentiality of the confidential information of the Company or its Subsidiary and assigns to the Company or its applicable Subsidiary all rights, title and interest in Intellectual Property authored, developed or otherwise created by such employee, independent contractor or consultant in the course of their employment or other relationship with the Company or the applicable Subsidiary of the Company.  To the Knowledge of the Company, no employee and no independent contractor or consultant or other third party to any such agreement is in breach thereof.

(d)         The Company and its Subsidiaries have implemented commercially reasonable measures to protect and limit access to the source code for the Company Software Products.  Except as set forth on Section 3.9(d) of the Company Disclosure Schedule or otherwise in the ordinary course of their respective businesses, neither the Company nor any of its Subsidiaries has disclosed, delivered, licensed or otherwise made available, and does not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code for any Company Software Products to any Person who was not, as of the date of disclosure or delivery, an employee or contractor of the Company or one of its Subsidiaries.

(e)         Neither the Company nor any of its Subsidiaries has granted, nor agreed or committed to grant, nor given an option to obtain, ownership of or any exclusive license with respect to any Intellectual Property, including any Company Software Products, to any other Person.  Immediately following the Effective Time, the Surviving Corporation shall continue to hold the same ownership rights or valid licenses (as applicable) to all of the Company Intellectual Property, in each case, free from liens, encumbrances, security interests, orders and arbitration awards, and on the same terms and conditions as in effect with respect to the Company prior to the Effective Time.  Neither this Agreement nor the Merger will result in: (i) Parent’s or the Surviving Corporation’s granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, either of them; (ii) either Parent’s or the Surviving Corporation’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses; or (iii) either Parent’s or the Surviving Corporation’s being contractually obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or the Surviving Corporation, respectively, prior to the Effective Time.

(f)          The Company and its Subsidiaries have implemented commercially reasonable measures to the extent within their control to protect the internal and external security and integrity of all computer and telecom servers, systems, sites, circuits, networks, interfaces, platforms and other computer and telecom assets and equipment used by the Company or its Subsidiaries (the “Company Systems”), and the data stored or contained therein or transmitted thereby including procedures preventing unauthorized access and the introduction of viruses, worms, Trojan horses, “back doors” and other contaminants, bugs, errors, or problems that disrupt their operation or have an adverse impact on the operation of other software programs or operating systems, and the taking and storing on-site and off-site of back-up copies of critical data.  There have been (i) to the Company’s Knowledge, no material unauthorized intrusions or breaches of the security of the Company Systems, and (ii) no material failures or interruptions in the Company Systems for the two (2) years prior to the date hereof.  All Company Systems are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted.

(g)         Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries comply with and have at all times (i) complied with and (ii) conducted their business in accordance with all applicable data protection or privacy Laws governing the collection, use, storage, transfer and dissemination of personal information and any privacy policies, programs or other notices that concern the collection or use of personal information by the Company or its Subsidiaries.  There have not been any material complaints or notices to, or audits, proceedings or investigations conducted or claims asserted against, the Company and its Subsidiaries by any Person regarding the collection, use, storage, transfer or dissemination of personal information by any Person in connection with the business of the Company or its Subsidiaries or compliance by the Company or any of its Subsidiaries with any applicable privacy Laws or privacy policies, programs or other notices. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and any resulting disclosure to and use by Parent and Merger Sub and their Affiliates of, data, personally identifiable information and other information maintained by the Company will comply in all material respects with the Company’s privacy policies and terms of use, any applicable Contracts to which it is party or by which it is bound, and with all applicable Laws relating to privacy and data security (including any such laws in the jurisdictions where the applicable information is collected).

(h)         Except as set forth on Section 3.9(h) of the Company Disclosure Schedule, no government funding, facilities at a university, college, other educational institution or research center or funding from third parties was used in the development of any Company Intellectual Property.  To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries, who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, any university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(i)          Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) there are no defects in any of the Company Software Products that would prevent the same from performing substantially in accordance with its user specifications, and (ii) all Company Software Products are free of all undocumented viruses, worms, Trojan horses, “back doors” and other contaminants and do not contain any bugs, errors, or problems that disrupt their operation or have an adverse impact on the operation of other software programs or operating systems.

(j)         To the Knowledge of the Company, in no case does the Company’s or any of its Subsidiaries’ use, incorporation or distribution of Open Source Software give rise to any obligation to disclose or distribute any source code, to license any Company Software Products or Intellectual Property for the purpose of making derivative works or to distribute any Company Software Products or Intellectual Property without charge.

(k)         During the preceding two (2) years, neither the Company nor any of its Subsidiaries has received any warranty or indemnity claims related to the Company Software Products that are (i) claims under any “epidemic failure” or similar clause or (ii) other material claims outside the ordinary course of business.  During the preceding two (2) years, neither the Company nor any of its Subsidiaries has resolved any warranty or indemnity claims related to the Company Software Products for amounts in excess of $250,000 over the Company’s accounting reserves under GAAP, with respect to any specific customer.

(l)          The Company and its Subsidiaries are not, nor will they be as a result of the execution and delivery of this Agreement or the performance of the obligations of the Company under this Agreement, in breach of any license, sublicense or other agreement relating to Intellectual Property, and the execution and delivery of this Agreement or the performance of the obligations under this Agreement by the Company will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company’s or its Subsidiaries’ rights to any Intellectual Property, nor require the consent of any Governmental Entity or third party in respect of any Intellectual Property.

3.10         Certain Business Practices.  Neither the Company nor any of its Subsidiaries (nor any of their respective Representatives acting on its behalf) (a) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or non-United States public office, where either the contribution, payment or gift or the purpose thereof was illegal under the Laws of any federal, state, local or non-United States jurisdiction; or (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other United States federal Governmental Entity.

3.11         Takeover Laws.  No “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

3.12         Taxes.

(a)         Each of the Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, except to the extent that any failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and each of its Subsidiaries has complied with all applicable Laws relating to Taxes including Laws relating to (i) the withholding and payment over to the appropriate Governmental Entity or other Tax authority of all Taxes required to be withheld by the Company or any of its Subsidiaries, (ii) information reporting with respect to, any payment made or received by the Company or any of its Subsidiaries and (iii) the keeping of books and records, except to the extent any failure to so comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         The most recent financial statements contained in the Company SEC Documents filed with the SEC reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries (excluding any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending, except to the extent any such deficiency or request for waiver, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  There is no audit, proceeding or investigation now pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax asset and neither the Company nor any of its Subsidiaries has received any written notice of any proposed audit, proceeding or investigation with regard to any such Tax or Tax asset, except to the extent that any such pending or proposed audit, proceeding or investigation has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)         There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries is bound by any agreement with respect to Taxes.

(d)         Neither the Company nor any of its Subsidiaries has entered into or has been a “material advisor” with respect to any transactions that are or would be part of any “reportable transaction” or that could give rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local Law) or the regulations thereunder.

3.13         Benefit Plans.  From the date of the most recent audited financial statements included in the Company SEC Documents filed with the SEC prior to the date of this Agreement and other than as set forth on the Company Disclosure Schedule, there has not been any adoption or amendment in any material respect by the Company or any of its Subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, change in control, retention, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (collectively, with the Company Pension Plans, any Company “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), the Company International Employee Plans and the Company Employment Agreements, the “Company Employee Plans”), excluding standard employment agreements or offer letters entered into in the ordinary course of business consistent with past practice with employees outside the United States in accordance with local Law and offer letters, severance or employment agreements that have been entered into in the ordinary course of business or that provide for severance or change in control benefits with a value of less than $100,000.  As of the date of this Agreement, other than as set forth on the Company Disclosure Schedule, there are no employment, consulting, severance or termination agreements or arrangements (other than standard employment agreements or offer letters entered into in the ordinary course of business consistent with past practice with employees outside the United States in accordance with local Law and offer letters, severance or employment agreements that have been entered into in the ordinary course of business or that provide for severance or change in control benefits to employees with a value of less than $100,000) between the Company or any of its Subsidiaries and any current or former employee, executive officer or director of the Company or any of its Subsidiaries (collectively, the “Company Employment Agreements”), nor does the Company or any of its Subsidiaries have any general severance plan or policy.  For purposes of this Agreement, “Company International Employee Plan” shall mean each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by Company or any Company ERISA Affiliate, whether informally or formally, or with respect to which Company or any Company ERISA Affiliate will or may have any liability, for the benefit of Company Employees who perform services outside the United States. For the avoidance of doubt, this shall include, in Israel, manager’s insurance or other provident or pension funds which are not government-mandated but were set up to provide for Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963.

3.14         ERISA Compliance; Excess Parachute Payments; Other Benefits Matters.

(a)         The Company Disclosure Schedule contains a true and complete list of all “employee pension benefit plans” (as defined in Section 3(2) of ERISA) (“Company Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material Company Employee Plans (other than standard employment agreements or offer letters entered into in the ordinary course of business consistent with past practice with employees outside the United States in accordance with local Law and offer letters, severance or employment agreements that have been entered into in the ordinary course of business or that provide for severance or change in control benefits with a value of less than $100,000) maintained, or contributed to, by the Company or any of its Subsidiaries or any entity that would be treated as a “single employer” with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code (“Company ERISA Affiliate”) for the benefit of any current or former employees, consultants, officers or directors of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries could have any direct or contingent liability.  Each Company Employee Plan has been administered in compliance with its terms and in accordance with all applicable Laws, other than instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  No proceeding has been threatened, asserted, instituted or, to the Knowledge of the Company, is anticipated against any of the Company Employee Plans, any trustee or fiduciaries thereof, or any of the assets of any trust of any of the Company Employee Plans that would reasonably be expected to have a Company Material Adverse Effect.

(b)         All Company Pension Plans (other than a Company International Employee Plan) have been the subject of determination letters from the IRS to the effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(c)         No Company Pension Plan (other than a Company International Employee Plan), had, as of the respective last annual valuation date for each such Company Pension Plan, an “unfunded benefit liability” (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to the Company.  None of the Company Pension Plans (other than a Company International Employee Plan) has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.  None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Company Employee Plans which are subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any of its Subsidiaries or any officer or fiduciary of the Company or any of its Subsidiaries to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA.  None of such Company Employee Plans (other than a Company International Employee Plan) and related trusts has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Company Employee Plan during the last five years.  Neither the Company nor any Company ERISA Affiliate has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any Company Pension Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (other than a Company International Employee Plan).  All premiums to the Pension Benefit Guaranty Corporation have been timely paid in full for all Company Pension Plans subject to Title IV of ERISA.  The Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any Company Pension Plan subject to Title IV of ERISA and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan.

(d)         With respect to any Company Employee Plan that is an employee welfare benefit plan, (i) no such Company Employee Plan (other than a Company International Employee Plan) is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code); (ii) each such Company Employee Plan (other than a Company International Employee Plan) that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies in all material respects with the applicable requirements of Section 4980B(f) of the Code; (iii) each such Company Employee Plan (including any such plan covering retirees or other former employees) may be amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the Effective Time; and (iv) no such Company Employee Plan (other than a Company International Employee Plan) provides post-retirement health and welfare benefits to any current or former employee of the Company or any of its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.

(e)         Except as set forth in the Company Disclosure Schedule, (i) the consummation of the Merger alone, or in combination with any other event, will not give rise to any liability under any Company Employee Plan, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director, independent contractor, stockholder or other service provider of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries and (ii) any amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the Merger or any other transaction contemplated hereby by any employee, officer, director or independent contractor of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f)         Each Company International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such Company International Employee Plan. Furthermore, no Company International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company from terminating or amending any Company International Employee Plan at any time for any reason without liability to the Company or its Company ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

(g)         The Company has provided or made available to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan, other than legally-mandated plans, programs and arrangements and each Company Employment Agreement including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; and (vi) all current IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOJ with respect to any such outstanding application.

3.15         Labor and Employment Matters.  Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations representing, purporting to represent or attempting to represent any employee of the Company or any of its Subsidiaries.  Except as set forth in the Company Disclosure Schedule, (i) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or been threatened within the past two years or, to the Knowledge of the Company, is anticipated with respect to any employee of the Company or any of its Subsidiaries, (ii) there are no material labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no material representation petition pending, threatened or, to the Knowledge of the Company, anticipated with respect to any employee of the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act, and (iv) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker classification, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder.

3.16         Litigation.  There is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor is there any material judgment, order or decree outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Company Material Adverse Effect.

3.17         Compliance with Applicable Laws.  To the Knowledge of the Company, the Company and its Subsidiaries are, and during the two (2) years prior to the date hereof have been, in compliance with all applicable Laws, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.18         Brokers.  No broker, investment banker, financial advisor or other Person, other than Citigroup Global Markets Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

3.19         Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Citigroup Global Markets Inc. substantially to the effect that, as of the date of such opinion and subject to the limitations and assumptions set forth therein, the Merger Consideration to be received by holders of Company Shares is fair, from a financial point of view, to the holders of Company Shares (other than holders entering into voting agreements and their respective Affiliates).  The Company shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to Parent for informational purposes only.

3.20         Vote Required.   The required vote by the shareholders of the Company for the approval of this Agreement and to approve the consummation of the Merger and the other transactions contemplated by this Agreement, is the affirmative vote of at least a majority of the voting power of the holders of Company Shares present and voting at the Company Shareholders Meeting in person or by proxy, excluding abstentions (the “Company Shareholder Approval”).

3.21         Related Party Transactions.  Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, no Related Person of the Company (i) has any right or other interest in any property used in, or pertaining to, the Company’s business; (ii) owns (of record or as a beneficial owner) an equity interest or any other financial or profit interest in a Person that has or has had business dealings or a material financial interest in any transaction with the Company; (iii) is a director, officer, employee or partner of, or consultant to, or lender to or borrower from, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any of its Subsidiaries; (iv) has any interest, directly or indirectly, in any Contract to which the Company is a party or subject or by which it or any of its properties is bound or affected, except for expenses incurred in the ordinary course of business consistent with past practice, and, with regard to employees and officers, other than current compensation and benefits incurred in the ordinary course of business consistent with past practice; (v) owes any amount to the Company or any of its Subsidiaries nor does the Company or any of its Subsidiaries owe any amount to, or has the Company or any of its Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person of the Company; and (vi) has any claim or cause of action against the Company or any of its Subsidiaries. The Company is not a guarantor or indemnitor of any material indebtedness of any Related Person of the Company.

3.22         Grants, Incentives and Subsidies.  Section 3.22 of the Company Disclosure Schedule provides a complete list, as of the date hereof, of all pending and outstanding grants, incentives, exemptions and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any non-United States governmental or administrative agency, granted to the Company, including grant of Approved Enterprise Status from the Investment Center and grants from OCS.  Section 3.22 of the Company Disclosure Schedule lists, as of the date hereof:  (a) the aggregate amount of each Grant; (b) the aggregate outstanding obligations of the Company under each Grant with respect to royalties; (c) the outstanding amounts to be paid by OCS to the Company.  The Company has made available to Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted by the Company and of all letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto.  The Company is in compliance, in all material respects, with the terms and conditions of all Grants has duly fulfilled, in all material respects, all the undertakings required thereby.  To the Knowledge of the Company, there are no events or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants.

3.23         Encryption and Other Restricted Technology.  The Company’s business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Israeli law, and the Company’s business as currently conducted does not require the Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, or other legislation regulating the development, commercialization or export of technology.

3.24         Insurance.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each insurance policy of the Company or any of its Subsidiaries is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and neither the Company nor any of the Company’s Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy.

3.25         Environmental Matters.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)         the Company and its Subsidiaries are now, and have been during the five (5) years prior to the date hereof, in compliance with all Environmental Laws, which compliance includes obtaining and complying with any permits required by Environmental Law for the operations of the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written communication from a Person that alleges that the Company or any of its Subsidiaries is in violation of, or has liability or obligations under, any Environmental Law or any permit issued pursuant to Environmental Law;

(b)         there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries;

(c)         there have been no Releases of any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries; and

(d)         neither the Company nor any of its Subsidiaries has retained or assumed, either contractually or, to the Knowledge of the Company, by operation of Law, any liabilities or obligations of another Person that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries.

3.26         No Additional Representations and Warranties.  The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent or its Subsidiaries or (b) the future business and operations of Parent or its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1           Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to conduct its businesses as presently conducted.  Parent and Merger Sub are duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary and the failure to so qualify has had or would reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company true and complete copies of the certificate of incorporation of Parent, as amended through the date of this Agreement (as so amended, the “Parent Certificate”), and the By-laws of Parent, as amended through the date of this Agreement (together with the Parent Certificate, the “Parent Charter Documents”) and the comparable charter and organizational documents of Merger Sub, as amended through the date of this Agreement.  Merger Sub is a wholly-owned indirect Subsidiary of Parent.

4.2           Merger Sub.

(a)         All the outstanding shares of capital stock of Merger Sub have been validly issued and are fully paid and nonassessable and are indirectly owned by Parent free and clear of all Liens.

(b)         Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement and the transactions contemplated hereby to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

(c)         The authorized capital stock of Merger Sub consists of 10,000 ordinary shares, par value NIS 1.00 per share.

4.3           Authority; Execution and Delivery; Enforceability.

(a)         Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement.  The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b)         The Board of Directors of Parent has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and its stockholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Effective Time; and (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

(c)         The Board of Directors of Merger Sub has by unanimous written consent: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Effective Time; (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) determined to recommend that the shareholder of Merger Sub approve the Merger and the other transactions contemplated by this Agreement.

4.4           No Conflicts; Consents.

(a)         The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, any provision of (i) the Parent Charter Documents, (ii) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.4(b), any material Law applicable to Parent or Merger Sub or their respective properties or assets other than, in the case of clauses (ii) or (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)         Other than with respect to procedures under the Israeli Companies Law, the execution and delivery of this Agreement by Parent and Merger Sub does not and the consummation of the transactions contemplated hereby do not, and the performance of this Agreement and the transactions contemplated hereby by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any third party, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, Israeli Securities Law, the HSR Act, the approval of the Investment Center, the notice to the OCS, the rules and regulations of Nasdaq, and such other filings, notices, permits, authorizations, consents or approvals as may be required by reason of the status of Parent, Merger Sub or their Affiliates, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5           Litigation.  There is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or Guarantor (or their Affiliates) that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any material judgment, order or decree outstanding against Parent, Merger Sub or Guarantor (or their Affiliates) that has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6           Brokers.  No broker, investment banker, financial advisor or other Person, other than Moelis & Company the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

4.7           Vote Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby.  The vote or consent of the sole shareholder of Merger Sub, which shareholder is a 100% indirect subsidiary of Parent, is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

4.8           Financing.

(a)         Parent has delivered to the Company by the Determination Date a true and complete copy, as of the date hereof, of the executed commitment letters from the Royal Bank of Canada and the Bank of Montreal and certain of their affiliates and Newstone Capital Partners, LLC (the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Parent or its Subsidiaries for the purpose of funding the transactions contemplated by this Agreement (as may be amended, modified or replaced in accordance with this Agreement, the “Debt Financing”).  Parent has delivered to the Company a true and complete copy of the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Financing Commitments”) from the Guarantor pursuant to which, and subject to the terms and conditions thereof, the Guarantor has committed to invest the amounts set forth therein (as may be amended, modified or replaced in accordance with this Agreement, the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b)         As of the date of this Agreement:  (i) the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect; (ii) each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto; (iii) other than customary letters with respect to fees or indemnities or as disclosed to the Company, there are no other agreements, side letters or arrangements relating to the Financing Commitments; (iv) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Financing Commitments; and (v) Parent has no reason to believe that it could be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments.  Parent has fully paid or caused to be paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement.  The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.  Subject to the terms and conditions of the Financing Commitments, and assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein, the aggregate proceeds from the Financing, together with the cash and cash equivalents of the Company and its Subsidiaries, are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Merger Consideration, all amounts required to be paid under Section 2.6 and the payment of all associated costs and expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, the Merger Sub or the Company required in connection therewith).

4.9           Solvency.  Parent and Merger Sub are not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein, and (ii) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Company Material Adverse Effect” qualification or exception) and (iii) any estimates, projections or forecasts of the Company and its subsidiaries provided by the Company to Parent have been prepared in good faith based on assumptions that were reasonable and continue to be reasonable, immediately after giving effect to all of the transactions contemplated by this Agreement (including the Financing), the Surviving Corporation will be Solvent.  As used in this Section 4.9, the term “Solvent” means, with respect to a particular date, that on such date, (x) the sum of the assets, at a fair valuation, of the Surviving Corporation (on a consolidated basis) will exceed its debts, (y) the Surviving Corporation (on a consolidated basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature and (z) the Surviving Corporation (on a consolidated basis) has sufficient capital with which to conduct its business.  For purposes of this Section 4.9, “debt” means any liability on a claim, and “claim” means any (i) right to payment whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

4.10         Guaranty.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guaranty.

4.11         No Additional Representations and Warranties.  Parent and Merger Sub acknowledge that the Company makes no representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company or its Subsidiaries or (b) the future business and operations of the Company or its Subsidiaries.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Conduct of Business by the Company.  Except for matters set forth in Section 5.1 of the Company Disclosure Schedule or otherwise contemplated by this Agreement or as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization and Approved Enterprise and Benefitted Enterprise status, keep available the services of its current officers and employees and maintain its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them.  In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.1 of the Company Disclosure Schedule or otherwise contemplated by this Agreement or as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)         (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent company, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(b)         issue, deliver, sell or grant (i) any shares of its capital stock or other voting securities, (ii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (iii) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Company Shares upon the exercise of Company Stock Options by any employee, officer or director of the Company outstanding on the date of this Agreement and in accordance with their present terms;

(c)         amend the Company Charter Documents or other comparable charter or organizational documents of any Subsidiary of the Company;

(d)         in any single transaction or series of related transactions having a purchase price (including any assumed debt) in excess of $2 million in the aggregate, acquire or agree to acquire (i) any Person or business, whether by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of such Person or business, or otherwise or (ii) any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

(e)         (i) subject to Section 5.1(b), grant or announce any incentive awards or any increase in compensation, severance or termination pay to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice or to the extent required under existing Company Employee Plans or existing Company Employment Agreements or by applicable Law, (ii) hire any new employees or officers, except in the ordinary course of business consistent with past practice with respect to employees or officers with an annual base salary and incentive compensation opportunity not to exceed $200,000 per employee or officer, (iii) establish, adopt, enter into, amend, modify or terminate in any material respect any collective bargaining agreement or Company Employee Plan, or (iv) take any action to accelerate any rights or benefits, pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Company Employee Plan;

(f)          make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(g)         sell, lease (as lessor), license or otherwise dispose of or subject to any Lien (other than any Permitted Lien) any properties or assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, except licenses of or other grants of rights to use Intellectual Property in the ordinary course of business consistent with past practice and sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

(h)         incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

(i)          make or agree to make any new capital expenditure or expenditures (other than in the ordinary course of business or capital expenditures that are contemplated by the Company’s annual budget for 2011 and capital expenditure plan for 2012 which have been made available to Parent) that are in excess of $2.5 million in the aggregate;

(j)          with respect to any Company Intellectual Property, except in the ordinary course of business consistent with past practice, and except for agreements between or among the Company and its Subsidiaries, (A) encumber, impair, abandon, fail to maintain, transfer, license to any Person (including through an agreement with a reseller, distributor, franchisee or other similar channel partner), or otherwise dispose of any right, title or interest of the Company or any of its Subsidiaries in any Company Intellectual Property or Company Software Products or (B) divulge, furnish to or make accessible any material confidential or other non-public information in which the Company or any of its Subsidiaries has trade secret or equivalent rights within the Company Intellectual Property to any Person who is not subject to an enforceable written agreement to maintain the confidentiality of such confidential or other non-public information;

(k)         make or change any material Tax election or settle or compromise any Tax liability or claim in excess of $1 million in the aggregate;

(l)          waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that (i) involve the payment of monetary damages equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2010 included in the Company SEC Documents or that do not exceed $1 million individually or in the aggregate, (ii) if involving any non-monetary outcome, will not have a material effect on the continuing operations of the Company and (iii) are with respect to ordinary course customer disputes;

(m)        enter into any new line of business outside of the Company’s existing business; or

(n)         authorize any of, or commit or agree to take any of, the foregoing actions. For purposes of this Section 5.1, if any action, transaction or omission is permitted by the terms of a subsection hereof that specifically relates to the subject matter of the subsection, such action, transaction or omission shall be deemed permitted under all other subsections of this Section 5.1 even if such action, transaction or omission has ancillary effects on other subject matters contemplated by other subsections of this Section 5.1.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           Proxy Statement; Company Shareholders Meeting; Other Filings.

(a)         As promptly as practicable after the execution and delivery of this Agreement, the Company shall prepare and cause to be mailed to the shareholders of the Company a proxy statement relating to the Company Shareholders Meeting and form of proxy in connection with the vote of the shareholders of the Company with respect to obtaining the Company Shareholder Approval (such proxy statement, together with any amendments thereof or supplements thereto, is referred to herein as the “Proxy Statement”).  Parent shall promptly provide to the Company all such information concerning its business and financial statements and affairs as reasonably may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto, and Parent shall cause its counsel and auditors to cooperate with counsel and auditors of the Company in the preparation of the Proxy Statement.  The Company shall cause the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.  The Company shall notify Parent promptly upon the receipt of any comments or written communication from any government officials with respect to, and of any request by any government officials for amendments or supplements to, the Proxy Statement or any Other Filing, or for additional information with respect thereto, and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and any government officials, on the other hand, with respect to the Proxy Statement or any Other Filing.  Parent and its Representatives shall be given a reasonable opportunity to review and comment on the Proxy Statement and any material related to the Company Shareholders Meeting (and any adjustment or postponement thereof), in each case each time before such document (or any amendment thereto) is published, and reasonable and good faith consideration shall be given to any comments made by Parent and its Representatives.  The Company shall allow Parent and its Representatives to participate in any meetings, telephone calls or similar communications between Representatives of the Company and any government officials with respect to the Proxy Statement or any Other Filing.  The Company shall respond to, and use its reasonable best efforts to address, any comments of any government officials with respect to the Proxy Statement as promptly as practicable after receipt thereof.

(b)         The Company will, as promptly as practicable following the date hereof, duly call, give notice of, and, in accordance with the requirements of applicable Law, including the Israeli Companies Law, the Company Charter Documents, and the rules of the Nasdaq and TASE, as applicable, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval.  Subject to Section 6.6(e), the Board of Directors of the Company shall cause the Proxy Statement to include the Company Recommendation.  The Company shall use reasonable best efforts to obtain the Company Shareholder Approval.  The Company may adjourn or postpone the Company Shareholders Meeting: (i) if and to the extent necessary to provide any necessary supplement or amendment to the Proxy Statement to the Company’s shareholders in advance of a vote to obtain the Company Shareholder Approval; or (ii) if, as of the time for which the Company Shareholders Meeting is originally scheduled, there are insufficient holders of Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting.

(c)         As promptly as practicable after the date of this Agreement, the Company shall prepare and file any other filings required to be filed by it under the Exchange Act or any other federal, non-United States or related Law, or pursuant to the requirements of any stock market or stock exchange, relating to the Merger and the other transactions contemplated by this Agreement (the “Other Filings”).

(d)         The Company shall cause all documents that it is responsible for filing with the SEC or any other Governmental Entity (and all information that it supplies for inclusion in such filing by the other party) to comply as to form and substance in all material respects with applicable Law, including, as applicable, (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of the Nasdaq and the TASE, and (iv) the requirements of the Israeli Companies Law and the Israeli Securities Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document, the Company shall promptly inform Parent of such occurrence and cooperate in filing with any government officials, and/or mailing to the shareholders or, if applicable, creditors, of the Company, such amendment or supplement. All filings by the Company with the SEC or any other Governmental Entity in connection with the transactions contemplated hereby, including any amendments or supplements thereto, shall be made only upon the receipt of the prior review and approval thereof by Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

(e)         The Company will as promptly as practicable following the date hereof file an application with the District Court of Tel Aviv, Israel to withdraw any requests or application filed by the Company in connection with the S1 Merger Agreement and shall use its reasonable best efforts to procure as promptly as practicable the removal of such requests or application, including submitting any required affidavits by its officers in support of such withdrawal application.

6.2           Notification.  Each of Parent and the Company shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VII not being able to be satisfied prior to the Termination Date; provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not, and shall not be deemed to, cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the date of this Agreement or affect any of the conditions set forth in Article VII or otherwise limit or affect the remedies available.

6.3           Israeli Approvals.

(a)         Government Filings.  Without derogating from the foregoing, each party hereto shall use its reasonable best efforts to deliver and file, as promptly as practicable after the date hereof, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Israeli Governmental Entity with respect to the Merger.  Without limiting the generality of the foregoing, the Company shall use reasonable best efforts to obtain, as promptly as practicable after the date hereof, the approval of the OCS, the approval of the Investment Center and any other consents or approvals that may be required in connection with the Merger, and Parent shall provide to the OCS and the Investment Center any information requested by such authorities and shall execute an undertaking in customary form, to comply with the OCS Laws and regulations.

(b)         Withholding Rulings.  As soon as reasonably practicable after the execution of this Agreement, the Company shall cause its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Income Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for a ruling concerning the Israeli withholding Tax treatment of the Merger that will include specific arrangements concerning withholding Taxes under which neither Parent nor the Paying Agent will be obligated to withhold any Taxes from the Merger Consideration or which clearly instructs Parent and Paying Agent how such withholding at source is to be executed (which instruction shall not require Parent or Paying Agent to apply discretion or conduct any enquiry other than a review of the documents provided by a holder of Company Shares or Company Stock Options, as required under the Withholding Ruling) and, in particular, with respect to the classes or categories of holders or former holders of Company Shares or Company Stock Options from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (“Withholding Ruling”).  Each of the Company and Parent shall cause its respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Ruling.  Subject to the terms and conditions hereof, the Company and Parent shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Withholding Ruling as promptly as practicable.  The Company shall be permitted to comply with any conditions contained in the Withholding Ruling or requests made by the Israeli Tax Authority in connection with its delivery of such rulings.  Parent will agree to be subject to the principles set forth in Section 6.3(b) of the Company Disclosure Schedule if so required by the Israeli Tax Authority as a condition for the issuance of the Withholding Ruling; provided that Parent’s tax advisors provide their prior written consent (not to be unreasonably withheld, conditioned or delayed) to all correspondence with the Israeli Tax Authority in connection with the Withholding Ruling application and are afforded the opportunity to participate in all meetings and calls with representatives of the Israeli Tax Authority held in connection with such application.  Parent will not be required to agree to be subject to the terms set forth in Section 6.3(b) of the Company Disclosure Schedule if Parent provides to the Company notice prior to the Effective Date that Parent, the Surviving Corporation and the Paying Agent will not withhold Israeli taxes out of the Merger Consideration payable with respect to Company Shares to: (i) non-Israeli shareholders who acquired their shares following the initial public offering of the Company based on a certificate in customary form provided by each such shareholder; and (ii) shareholders who hold their Company Shares through an Israeli Financial Institution (as defined in the Income Tax regulations (withholding from consideration, payment or capital gain from the sale of securities, sale of mutual fund or future transaction), 2002) (each of (i) and (ii), an “Exempted Shareholder”).

(c)         Nasdaq and TASE De-Listing of Company Shares.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and the TASE to enable the de-listing by the Surviving Corporation of the Company Shares from Nasdaq and the TASE and the deregistration of the Company Shares under the Exchange Act effective as of the Closing Date.

(d)         Section 102 Securities Tax Ruling.  As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for a ruling providing, among other things, that: (i) Parent and the Paying Agent and anyone on their behalf shall be exempt from withholding tax in respect to any consideration paid directly to the 102 Trustee or the Company, and (ii) the payments made in respect to Company Stock Options issued under Section 102(b) of the Ordinance and Company Shares issued upon exercise or vesting of Company Stock Options, issued under Section 102(b) of the Ordinance (including any restricted Company Shares) (the “Company 102 Securities”), will not be treated as a breach of the provisions of Section 102(b) of Ordinance, provided that the applicable consideration deliverable to holders of said Company 102 Securities would be deposited for the duration of the minimum holding period required under Section 102(b) of the Ordinance with the 102 Trustee in accordance with said Section 102 (a “Section 102 Ruling”); provided, however, that the required consents under the Section 102 Ruling shall not be unreasonably withheld, conditioned or delayed.

6.4           Merger Proposal.  As promptly as reasonably practicable after the execution and delivery of this Agreement, (a) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law, (b) the Company shall call the Company Shareholders Meeting and Merger Sub shall call a meeting of its shareholder (the “Merger Sub Shareholder Meeting”), to be held no later than the date of the Company Shareholders Meeting and at which Parent shall cause the shareholder of Merger Sub to approve this Agreement, the Merger and the other transactions contemplated by this Agreement, and (c) within three (3) days from the date of calling of the Company Shareholders Meeting and the Merger Sub Shareholder Meeting, as applicable, each of the Company and Merger Sub, shall deliver and file the Merger Proposal with the Companies Registrar.  Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law.  Promptly after the Company and Merger Sub shall have complied with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law.  In addition to the above, each of the Company and, if applicable, Merger Sub, shall (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) in such other manner as may be required by applicable Law, (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in sub-Section (i) above, and (iii) send to the “workers committee” or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in sub-Section (i)(A) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar.

6.5           Confidentiality; Access to Information.  The parties hereto acknowledge and agree that the Company and the Guarantor have previously executed a Non-Disclosure Agreement, entered into on or about July 8, 2011 (the “Non-Disclosure Agreement”), which Non-Disclosure Agreement will continue to be in full force and effect in accordance with its terms except as otherwise provided herein.  Each of Parent and the Company will afford the other parties hereto and the other parties’ accountants, counsel and other Representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business as the other may reasonably request.  Each of the parties hereto will hold, and will cause its accountants, counsel and other Representatives to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of the Non-Disclosure Agreement.  Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would be reasonably likely to result in a violation of any agreement to which such party or any of its Subsidiaries is a party (provided that the Company or Parent, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 6.5), would be reasonably likely to result in a risk of a loss of attorney-client or other similar privilege to such party or any of its Subsidiaries or would be reasonably likely to result in a violation of any applicable Law.  No information or knowledge obtained by a party hereto in any investigation pursuant to this Section 6.5 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

6.6           Non-Solicitation by the Company

(a)         The Company agrees that neither it nor any of its Subsidiaries, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage the making, submission or announcement of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Company Acquisition Proposal, (iii) continue or otherwise engage or participate in any discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) except in connection with a Company Change of Recommendation pursuant to Section 6.6(e), approve, endorse or recommend any Company Acquisition Proposal, or (v) except in connection with a Company Change of Recommendation pursuant to Section 6.6(e), enter into any letter of intent, arrangement, agreement or understanding relating to any Company Acquisition Transaction; provided, however, that this Section 6.6 shall not prohibit (A) the Board of Directors of the Company or any committee thereof, directly or indirectly through any officer, employee or Representative, prior to obtaining the Company Shareholder Approval, from furnishing nonpublic information regarding the Company or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any Person in response to an unsolicited, bona fide Company Acquisition Proposal that the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with outside legal counsel and a financial advisor, constitutes or would reasonably be expected to result in a Company Superior Offer if (1) the Board of Directors of the Company or any committee thereof concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Acquisition Proposal would be reasonably likely to result in a breach of its fiduciary duties under applicable Law, (2) such Company Acquisition Proposal did not result from a material breach of this Section 6.6, (3) prior thereto the Company has given Parent the notice required by Section 6.6(b), and (4) the Company furnishes any nonpublic information provided to the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such Person containing customary terms and conditions that in the aggregate are not materially less restrictive than those contained in the Non-Disclosure Agreement; or (B) the Company from complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, including any so called “stop, look and listen” communications, or making any other statement or disclosure that the Company determines in good faith, after consultation with its outside legal counsel, that the failure of the Company to make such statement or disclosure would reasonably be expected to be a violation of applicable Law; provided that the Board of Directors of the Company may make a Company Change of Recommendation only in accordance with Section 6.6(e).

(b)         The Company shall promptly, and in no event later than twenty-four (24) hours after its receipt of any Company Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Parent orally and in writing of such Company Acquisition Proposal or request (including providing the identity of the Person making or submitting such Company Acquisition Proposal or request, and, (i) if it is in writing, a copy of such Company Acquisition Proposal and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof that is made or submitted by any Person during the period between the date hereof and the Closing Date).  The Company shall keep Parent informed on a prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change), including providing Parent with a copy of any draft agreements and modifications thereof.

(c)         Upon the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any Person that relate to any Company Acquisition Proposal and shall use reasonable best efforts to obtain the prompt return or destruction of any confidential information previously furnished to such Persons with respect thereto within twelve (12) months prior to the date hereof.

(d)         Except as otherwise provided in Section 6.6(e), the Board of Directors of the Company (or any committee thereof) may not (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the Company Recommendation in a manner adverse to Parent or make any statement, filing or release, in connection with obtaining the Company Shareholder Approval or otherwise, inconsistent with the Company Recommendation, (ii) approve, endorse or recommend any Company Acquisition Proposal (any of the foregoing set forth in clauses (i) and (ii), a “Company Change of Recommendation”) or (iii) enter into a written definitive agreement providing for a Company Acquisition Transaction.

(e)         The Board of Directors of the Company or any committee thereof may at any time prior to receipt of the Company Shareholder Approval (i) effect a Company Change of Recommendation in respect of a Company Acquisition Proposal, and/or (ii) if it elects to do so in connection with or following a Company Change of Recommendation, terminate this Agreement pursuant to Section 8.1(d)(ii) in order to enter into a written definitive agreement providing for a Company Acquisition Transaction, if (and only if): (A) a Company Acquisition Proposal is made to the Company by a third party, and such offer is not withdrawn; (B) the Board of Directors of the Company or such committee thereof determines in good faith after consultation with outside legal counsel and a financial advisor that such offer constitutes a Company Superior Offer; (C) following consultation with outside legal counsel, the Board of Directors of the Company or such committee thereof determines that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law; (D) the Company provides Parent five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Offer that is specified in Section 6.6(b) (it being understood that any material revision or amendment to the terms of such Company Superior Offer shall require a new notice and, in such case, all references to five (5) Business Days in this Section 6.6(e) shall be deemed to be two (2) Business Days); and (E) at the end of the five (5) Business Day period described in clause (D), the Board of Directors of the Company or such committee thereof again makes the determination in good faith after consultation with outside legal counsel and a financial advisor (after negotiating in good faith with Parent and its Representatives if requested by Parent during such five (5) Business Day period regarding any adjustments or modifications to the terms of this Agreement proposed by Parent and taking into account any such adjustments or modifications) that the Company Acquisition Proposal continues to be a Company Superior Offer and, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

(f)         During the period from the date of this Agreement through the Effective Time, neither the Company nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality agreement to which it is a party relating to a proposed business combination involving the Company or any standstill agreement to which it is a party unless the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.  During such period, the Company or its Subsidiaries, as the case may be, shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in each case except to the extent that the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with outside legal counsel, that taking such action would be reasonably likely to result in a breach of its fiduciary duties under applicable Law.

6.7	Reasonable Best Efforts.

(a)         Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things under such party’s control or which such party is required to do under this Agreement, or is necessary to do, to consummate and make effective, as soon as reasonably practicable, the Merger and the other transactions contemplated hereby, including: (i) obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, (ii) obtaining all necessary consents, approvals or waivers from third parties in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement.  Without limiting the obligations set forth in this Section 6.7, and except as expressly permitted by this Agreement, neither Parent nor the Company shall, nor shall Parent or the Company permit any of its Subsidiaries or controlled Affiliates to, knowingly or intentionally take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement, including any action that would make it more likely that any of the conditions to the consummation of the transactions contemplated hereby would not be satisfied, including the receipt of any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; provided, however, that nothing in this Section 6.7 shall require any party hereto to waive any condition set forth in Article VII.

(b)         Each of the parties hereto shall, (i) as promptly as practicable and before the expiration of any relevant legal deadline, but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, file with the FTC and the DOJ, the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms shall specifically request early termination of the waiting period prescribed by the HSR Act, and (ii) as promptly as practicable and before the expiration of any legal deadline, but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, file with any other Governmental Entity, any other filings, reports, information and documentation required for the transactions contemplated hereby pursuant to any other Antitrust Laws.  Each of the parties hereto shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any other Antitrust Laws.  Each of the parties hereto shall promptly and timely respond to a request for additional information from the DOJ or the FTC.

(c)         Each of the parties hereto shall use its reasonable best efforts to obtain promptly any clearance required under the HSR Act and any other Antitrust Laws for the consummation of the Merger and the other transactions contemplated hereby and shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and other Governmental Entities and shall comply promptly with any such inquiry or request.  Each of the parties hereto shall use its reasonable best efforts to avoid or eliminate any impediment under any Antitrust Law, or regulation or rule, that may be asserted by any Governmental Entity, or any other Person, with respect to the transaction contemplated by this Agreement so as to enable the closing of the contemplated transaction to occur expeditiously.  Each of the parties hereto shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in any court, administrative tribunal or hearing that the transaction contemplated would violate any Law, or any regulation or rule of any Governmental Entity, in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary, or permanent) that would restrain or prevent consummation of the transaction.  Each of the parties hereto commits to instruct its counsel to cooperate with each other party hereto and its counsel and use reasonable best efforts to facilitate and expedite the identification and resolution of any such issues and, consequently, the expiration of the applicable HSR Act waiting period and the waiting periods under any other Antitrust Laws at the earliest practicable dates.  Such reasonable best efforts and cooperation shall include counsel’s undertaking (i) to keep each other appropriately informed of communications from and to personnel of the reviewing antitrust authority, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such antitrust authority.

(d)         Each party hereto shall (i) give the other parties prompt notice of the commencement of any legal or other proceeding by or before any Governmental Entity (including the OCS, the Investment Center, the Companies Registrar, the FTC, the DOJ and the SEC) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) promptly inform the other parties of any communication with any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement and (iii) keep the other parties informed as to the status of any such proceeding or communication.  Each party hereto shall consult and cooperate with each other in connection with any analysis, appearance, discussion, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any proceeding or communication relating to the Merger or any of the other transactions contemplated by this Agreement.  In addition, except as may be prohibited by any Governmental Entity or by any legal requirement, in connection with any such proceeding relating to any such Governmental Entity, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference or telephone call relating to any such proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such proceeding.

(e)         Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall any party hereto be obligated to commit to and/or effect, by consent decree, consent order, hold separate order, or otherwise (i) the sale, divestiture, disposition, or holding separate, of any of its assets, properties, businesses, or holdings; or (ii) any conduct restriction, prohibition, or other negative or affirmative requirement, that in the case of either of clauses (i) or (ii) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, including in any event Bserv, Inc., and its Subsidiaries, taken as a whole (after giving effect to the Merger).

6.8           Public Disclosure.  Except with respect to any Company Change of Recommendation undertaken pursuant to, and in accordance with, Section 6.6, so long as this Agreement is in effect, the parties hereto shall use reasonable best efforts to consult with each other before issuing any press release or making any public announcement primarily relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the consent of the other parties hereto, which shall not be unreasonably withheld, conditioned or delayed, except for any press release or public announcement as may be required by applicable Law or any listing agreement with a securities exchange or quotation system (including Nasdaq and the TASE), or as may be required by any Law or any listing agreement applicable to any shareholder of the Company, and then only after as much advance notice and consultation as is feasible.  Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

6.9           Takeover Laws.  Each of the Company and its Board of Directors and Parent and its Board of Directors shall, if any takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated hereby, use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby.

6.10       Indemnification.

(a)         From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all current and former directors, officers and employees, as the case may be, of the Company and its Subsidiaries to the fullest extent permitted by Law for acts or omissions occurring prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in their capacities as such.  Parent shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations pursuant to any indemnification agreements between the Company or its Subsidiaries, on the one hand, and any current or former directors, officers and employees, as the case may be, of the Company and its Subsidiaries, on the other hand, in effect immediately prior to the Effective Time, and any indemnification provisions under the Company Charter Documents or the comparable charter or organizational documents of any of its Subsidiaries as in effect on the date hereof, in each case to the maximum extent permitted by Law, and shall not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights of such indemnitee thereunder for any acts or omissions occurring prior to the Effective Time.

(b)         Prior to the Effective Time, the Company will endeavor to enter into a directors’ and officers’ liability insurance policy covering those Persons who, as of immediately prior to the Effective Time, are covered by the Company’s directors’ and officers’ liability insurance policy (the “Insured Parties”) on terms no less favorable to the Insured Parties than those of the Company’s present directors’ and officers’ liability insurance policy (such policy, a “Company D&O Policy”), for a period of seven years after the Effective Time.  If the Company is unable to obtain such a Company D&O Policy prior to the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, for a period of seven years after the Closing Date, a Company D&O Policy with a creditworthy issuer; provided, however, that in no event shall Parent be required to expend annually more than 250% of the annual premium currently paid by the Company for such coverage (the approximate amount of which is set forth on Section 6.10(b) of the Company Disclosure Schedule) and, if the cost for such coverage is in excess of such amount, Parent shall be required only to maintain the maximum amount of coverage as is reasonably available for 250% of such annual premium.

(c)         In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, Parent shall cause proper provisions to be made so that the successors and assigns of Parent or the Surviving Corporation assume the obligations set forth in this Section 6.10.

(d)         The obligations of Parent and the Surviving Corporation under this Section 6.10 shall not be terminated or modified in such a manner as to adversely affect any indemnitee and/or Insured Party to whom this Section 6.10 applies without the express written consent of such affected indemnitee and Insured Party.  It is expressly agreed that the indemnitees and/or Insured Parties to whom this Section 6.10 applies shall be third party beneficiaries of this Section 6.10.

(e)         Parent shall assume, be jointly and severally liable for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained herein without limit as to time.  Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any indemnitee and/or Insured Party in enforcing the indemnity and other obligations provided hereunder or other applicable indemnification obligation referenced to herein.  The rights of each indemnitee and/or Insured Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Company Charter Documents or the comparable charter or organizational documents of any Subsidiary of the Company, or any other indemnification arrangement or otherwise.

6.11       Employee Matters.

(a)         It is Parent’s and the Company’s intention that, for a period of one (1) year following the Effective Time, individuals who are employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and that continue to be employed by Parent or any of its Subsidiaries, including the Surviving Corporation, following the Effective Time (each, a “Post-Merger Employee”) and individuals who are employed by Parent or any of its Subsidiaries immediately prior to the Effective Time and that continue to be employed by Parent or any of its Subsidiaries following the Effective Time shall be provided with salaries and benefits that are in the aggregate approximately equal to the salaries and benefits (other than equity compensation) they received prior to the Effective Time, it being understood that Parent shall review the salaries and benefits of its and its Subsidiaries’ employees from time to time in order to determine the most appropriate way to compensate and incentivize Post-Merger Employees, and accordingly may make such changes in the compensation and benefits that Parent determines to be in the best interests of Parent from time to time.

(b)         It is Parent’s and the Company’s intention that, each Post-Merger Employee shall be given credit for all service with the Company and its Subsidiaries and their respective predecessors under any employee benefit plan of Parent, the Surviving Corporation, or any of their Subsidiaries, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent or its Subsidiaries in which such Post-Merger Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Post-Merger Employees under the comparable Company Employee Plans immediately prior to the Effective Time.  Notwithstanding the foregoing, nothing in this Section 6.11 shall be construed to require crediting of service that would result in (i) duplication of benefits or (ii) service credit for benefit accruals under a defined benefit pension plan.

(c)         In the event of any change in the welfare benefits provided to Post-Merger Employees following the Effective Time, it is Parent’s and the Company’s intention that Parent shall use its reasonable best efforts to cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Post-Merger Employees (and their eligible dependents) under any welfare benefit plans in which Post-Merger Employees participate following the Effective Time, to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Post-Merger Employee (or his or her eligible dependents) with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.

(d)         Nothing in this Section 6.11, express or implied, shall confer upon any Company Employee, or any legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Section 6.11, express or implied, shall be construed to prevent Parent from terminating or modifying to any extent or in any respect any benefit plan that Parent may establish or maintain.  Notwithstanding anything to the contrary contained in this Section 6.11, nothing contained in this Agreement shall be treated as an amendment to any Company Employee Plan or creation of an employee benefit plan.

6.12       Shareholder Litigation.  The Company shall promptly advise Parent orally and in writing of any litigation commenced or threatened in writing to be commenced by any shareholder of the Company against the Company and/or any of its directors relating to this Agreement and/or the transactions contemplated by this Agreement, including the Merger, and shall keep Parent fully informed regarding any such litigation.  The Company shall give Parent the opportunity to participate in, subject to a customary joint defense agreement, the defense or settlement of any such litigation, shall give due consideration to Parent’s advice with respect to such litigation and shall not settle any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.13       Financing.

(a)         Parent shall use, and shall cause its Affiliates to use, their respective reasonable best efforts to (i) arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments or on other terms and conditions not in violation of this Section 6.13 and (iii) satisfy on a timely basis all conditions applicable to Parent, Merger Sub or their Affiliates in such definitive agreements.  Anything in this Agreement to the contrary notwithstanding, Parent shall be permitted to amend, modify or supplement the Financing Commitments or replace any portion of the Financing Commitments with new financing commitments, including through co-investment or by financing from one or more additional parties, provided that Parent shall not permit any amendment, supplement or modification to be made to, or any waiver of any provision or remedy under, or replacement of, the Financing Commitments, if such replacement (including through co-investment by or financing by one or more additional parties), amendment, supplement, modification or waiver would reasonably be expected to prevent, delay or impede in any material respect the ability of Parent and Merger Sub to consummate the Merger or is adverse to the interests of the Company prior to the Closing in any other material respect; and in any event, Parent shall disclose to the Company promptly its intention to amend, modify, supplement or replace any portion of the Financing Commitments and shall keep the Company reasonably promptly informed of the terms thereof, including providing the most recent drafts of commitment letters containing any material new or modified terms.

(b)         Parent shall use its reasonable best efforts to cause the lenders that are party to the Debt Commitment Letters and any other persons providing Financing to fund at or immediately after the Effective Time the Financing required to consummate the Merger and the other transactions contemplated by this Agreement and the Financing Commitments, if all conditions to the Financing are satisfied or waived (or will be satisfied or waived upon funding).

(c)         In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments (whether or not permitted hereunder), (A) Parent shall promptly so notify the Company and (B) Parent  shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on terms and conditions not less beneficial to Parent than the terms and conditions in the Financing Commitments, and with such other terms and conditions as would be in compliance with the last sentence of Section 6.13(a), as promptly as practicable following the occurrence of such event, including by entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first sentence of this Section 6.13(c) or Section 6.13(a)(ii) being referred to as the “Financing Agreements”).  Parent shall cause its Affiliates to, and shall use its reasonable best efforts to cause their Representatives to, comply with their obligations, and satisfy on a timely basis the conditions to consummating the Merger, under the Financing Agreements and any related fee and engagement letters.

(d)         Parent shall (x) furnish the Company complete, correct and executed copies of the Financing Agreements promptly upon their execution, (y) give the Company prompt notice of any material breach or threatened breach by any party of any of the Financing Commitments, any alternative financing commitment or the Financing Agreements of which Parent becomes aware or any termination or threatened termination thereof and (z) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing.

(e)         Neither Parent nor Merger Sub shall, without the prior written consent of the Company, consent to or enter into (a) any amendment, modification or waiver of any material provision or remedy under, the Debt Commitment Letters if such amendment, modification or waiver (x) reduces the cash amount of the funding commitments under the Debt Commitment Letters (unless such reduction of the financing commitments under the Debt Commitment Letters is matched with a corresponding equivalent increase of the financing commitment under the Equity Commitment Letter), (y) would significantly delay the consummation of the transactions contemplated hereby, or (z) amends, supplements or otherwise modifies the conditions precedent set forth in the Debt Commitment Letters in any manner that is adverse to Parent or the Company or otherwise adversely affects the ability of Parent or Merger Sub to consummate the transactions contemplated hereby, (b) any amendment, modification or waiver of any term of the Equity Commitment Letter (except any amendment that solely increases the amount of the equity financing thereunder without amending or modifying any other term of the Equity Commitment Letter) or (c) a termination of the Financing Commitments; provided, however, that for the avoidance of doubt, Parent and Merger Sub may amend the Debt Commitment Letters to add lenders, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof so long as such amendment does not reduce, relieve or waive any obligation of the parties to the Debt Commitment Letters as of the date hereof.

6.14       Financing Cooperation.

(a)         The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, in each case at Parent’s sole expense and subject to the limitations set forth in Section 6.14(b) and Section 6.14(c), provide to Parent and Merger Sub all cooperation requested by Parent that is reasonably necessary, proper or advisable in connection with the Financing and the transactions contemplated by this Agreement, including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and meetings with, and presentations to, prospective lenders and investors and rating agencies; (ii) using reasonable best efforts to assist with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, including execution and delivery of customary representation letters in connection therewith; (iii) as promptly as practical after Parent’s request, furnishing Parent and its Financing sources with the following financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent: (a) unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company, in each case prepared in accordance with GAAP, for each subsequent fiscal quarter after April 1, 2011 ended at least 45 days before the Closing Date (provided that if the Marketing Period otherwise commences prior to February 15, 2012 such information for the quarter ended December 31, 2011, if applicable, shall be satisfied by the delivery of the information contemplated by Section 6.14(d) and such information shall not be considered Required Information for purposes of the definition of the Marketing Period), (b) financial and other information to allow Parent to prepare pro forma financial statements to give effect to the transactions contemplated by this Agreement and the Financing, (c) all documentation and other information required by regulatory authorities under the applicable “know-your-customer” rules and regulations, including the PATRIOT Act, and (d) such other financial and other information reasonably required and customarily provided in connection with the Financing and the transactions contemplated by the Financing Commitments that is available to or readily obtainable by the Company (all such information in this clause (iii), the “Required Information”); (iv) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, appraisals, surveys, engineering reports, title insurance and other documentation and items relating to the Financing as reasonably requested by Parent or Merger Sub and, if requested by Parent or Merger Sub, to cooperate with and assist Parent or Merger Sub in obtaining such documentation and items; (v) assisting with the preparation of any pledge and security documents, other definitive financing documents, or other certificates, mortgages, documents and instruments relating to guarantees, or documents as may be reasonably requested by Parent (including consents of accountants for use of their reports in any materials relating to the Financing) and otherwise facilitating the pledging of collateral and providing of guarantees contemplated by the Debt Commitment Letters and any other Financing (including cooperation in connection with the pay-off of existing indebtedness and the release of related Liens); provided that nothing herein shall require the Company to execute any such documents, certificates, mortgages or instruments; (vi) reasonably cooperating to (A) permit the prospective persons involved in the Financing to evaluate the Company, including the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establish bank and other accounts, blocked account agreements and lock box arrangements and hold certain funds of the Company in such accounts (as may reasonably be requested by Parent) in connection with the foregoing; (vii) using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which any Subsidiary of the Company is a party and to arrange discussions among Parent, Merger Sub and their financing sources with other parties to material leases, encumbrances and contracts; and (viii) using reasonable best efforts to facilitate the consummation of the Financing and to permit the proceeds thereof to be made available to consummate the Merger.  The Company will update any such Required Information upon request from Parent.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor would be reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

(b)         Notwithstanding the requirements of Section 6.14(a), (i) solely Parent shall be responsible for provision of any post-Closing pro forma financial information, including cost savings, synergies, capitalization, ownership or other pro forma adjustments (provided, that for the avoidance of doubt, the Company shall provide Parent with financial and other information relating to the Company and its Subsidiaries reasonably requested by Parent to allow Parent to prepare such pro forma financial information) and any financial projections of the Company for and after the Effective Time, (ii) neither the Company nor any of its Subsidiaries or Representatives shall be required to enter into any agreement, certificate, document or instrument contemplated thereby prior to the Effective Time, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent or to incur any liability with respect to the Debt Financing prior to the Effective Time, and (v) nothing herein shall require cooperation or assistance from a Company director, officer or employee to the extent such Company director, officer or employee is reasonably likely to incur any personal financial liability by providing such cooperation or assistance that will not be repaid or reimbursed in full by the Parent.

(c)         Parent and Merger Sub shall indemnify and hold harmless the Company and its Subsidiaries and its and their Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf of the Company or any of its Affiliates).  Parent shall promptly reimburse the Company and its Subsidiaries and its and their Representatives upon request from the Company for any documented reasonable out-of-pocket costs and expenses incurred in connection with any cooperation contemplated by this Section 6.14.

(d)         If the Closing has not occurred by the 45th calendar day following the end of the fiscal quarter ended December 31, 2011, the Company shall provide to Parent the unaudited consolidated balance sheets and related statements of income, changes in equity and cash flows of the Company, in each case prepared in accordance with GAAP, for such fiscal quarter prior to the Closing Date.

6.15       Transition Committee.  Promptly after the date hereof, Parent and the Company will establish a transition committee (the “Transition Committee”) which shall consist of three representatives designated by Parent and three representatives designated by the Company, which shall include the Chief Financial Officer of the Company.  The parties shall instruct the Transition Committee, subject to the terms of the Non-Disclosure Agreement and applicable Laws, to facilitate the collection and exchange of information concerning the business, operations, capital spending and budgets and financial results of Parent and its Affiliates and the Company to the extent necessary to identify ways in which the operations of Parent and its Affiliates and the Company can be consolidated, coordinated and/or otherwise enhanced following the Effective Time.

6.16       Payment of Termination Fee.  If for any reason Parent has not paid the S1 Termination Fee to S1 Corporation (on behalf of the Company) on or simultaneously with the execution and delivery of this Agreement as contemplated by the second recital to this Agreement, immediately following the execution and delivery of this Agreement Parent shall pay in full to the Company the full amount of the S1 Termination Fee paid by the Company.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1         Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived, in writing, by mutual agreement of Parent and the Company:

(a)         Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)         No Order; Antitrust Approvals.   No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (including any injunction or other order, whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.  The waiting period under the HSR Act shall have expired or been terminated.

(c)         Israeli Statutory Waiting Periods.  At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

7.2         Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)         Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub set forth in Sections 4.1, 4.2(c), 4.3, 4.6 and 4.7 shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except in either case contemplated by this clause (i) for de minimis inaccuracies, and (ii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date hereof and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date), except in either case contemplated by this clause (ii) where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to materiality, Parent Material Adverse Effect or words of similar import set forth therein) individually or in the aggregate has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate to such effect signed on behalf of Parent by an executive officer of Parent.

(b)         Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an executive officer of Parent.

(c)         OCS Undertaking.  Parent shall have executed and filed with the Office of Chief Scientist an undertaking in the Office of Chief Scientist’s standard form.

(d)         Solvency Opinion.  The Company shall have obtained an opinion from an internationally recognized firm reasonably satisfactory to the Company, in form and substance reasonably acceptable to the Company, to the effect that the Company is solvent under the Laws of the State of Israel, immediately after giving effect to the transactions contemplated by this Agreement, including the Financing.

(e)         Withholding Ruling.  The Withholding Ruling in form and substance reasonably acceptable to the Company and Parent shall have been obtained.  The condition in this Section 7.2(e) shall be deemed to have been satisfied in the event that Parent has confirmed to the Company in writing that it shall not withhold Israeli taxes from any Exempted Shareholder.

7.3         Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)         Representations and Warranties.  (i) The representations and warranties of the Company set forth in Sections 3.1, 3.3, 3.4(a), 3.7, 3.18 and 3.20 shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except in either case contemplated by this clause (i) for de minimis inaccuracies, and (ii) the other representations and warranties of the Company set forth in this Agreement shall have been true and correct as of the date hereof and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date (in either case other than those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date), except in either case contemplated by this clause (ii) where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to materiality, Company Material Adverse Effect or words of similar import set forth therein) individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

(b)         Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and each of Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

(c)         No Company Material Adverse Effect.  Since the date hereof, there shall not have occurred any Company Material Adverse Effect, and Parent shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

(d)         Minimum Cash.  The amount of Company Cash shall equal at least $65,000,000 and Parent shall have received a certificate to such effect signed on behalf of the Company by an executive officer of the Company.

ARTICLE VIII

TERMINATION

8.1         Termination.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)         by mutual written consent of Parent and the Company;

(b)         by either the Company or Parent if:

(i)      the Merger shall not have been consummated prior to February 29, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to occur on or before such date; provided further that any purported termination of this Agreement by the Company pursuant to this Section 8.1(b)(i) shall be deemed a termination of this Agreement by Parent pursuant to Section 8.1(c)(i) if, at the time of any such intended termination by the Company, Parent is entitled to terminate this Agreement pursuant to Section 8.1(c)(i);

(ii)      a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (including an injunction or other order) or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Law (including any such injunction or other order) or other action shall have become final and nonappealable; or

(iii)                 the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting (or any adjournment thereof); provided, however, that any purported termination of this Agreement by the Company pursuant to this Section 8.1(b)(iii) shall be deemed a termination of this Agreement by Parent pursuant to Section 8.1(c)(i) if, at the time of any such intended termination by the Company, Parent is entitled to terminate this Agreement pursuant to Section 8.1(c)(i);

(c)         by Parent, if:

(i)      (A) the Company shall have effected a Company Change of Recommendation, whether or not permitted by the terms hereof; (B) the Company shall have delivered a notice to Parent of its intent to effect a Company Change of Recommendation in accordance with Section 6.6(e); (C) the Company shall have failed to include in the Proxy Statement the Company Recommendation; (D) following the request in writing by Parent, the Board of Directors of the Company shall have failed to reaffirm publicly the Company Recommendation within five (5) Business Days after Parent requests in writing that such recommendation be reaffirmed publicly; provided, however, that Parent shall only be entitled to make such a written request for reaffirmation (and the Company shall only be required to reaffirm publicly the Company Recommendation) an aggregate of three (3) times and thereafter an additional one time for each new Company Acquisition Proposal and an additional one time for each material amendment to any Company Acquisition Proposal; or (E) the Company shall have breached, in any material respect, the provisions of Section 6.6; or

(ii)      there shall have been a breach by the Company of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy by the Termination Date one or more of the conditions set forth in Section 7.1 or Section 7.3, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by the Company of such breach; provided, however, the right to terminate this Agreement under this Section 8.1(c)(ii) shall not be available to Parent if at such time the Company would be entitled to terminate this Agreement pursuant to Section 8.1(d)(i) or if Parent is otherwise in material breach of its obligations hereunder; or

(d)         by the Company, if:

(i)      there shall have been a breach by Parent or Merger Sub of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy by the Termination Date one or more of the conditions set forth in Section 7.1 or Section 7.2, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by Parent or Merger Sub of such breach; provided, however, the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to the Company if at such time Parent would be entitled to terminate this Agreement pursuant to Section 8.1(c)(ii) or if the Company is otherwise in material breach of its obligations hereunder;

(ii)      the Company effects a Company Change of Recommendation to accept a Company Acquisition Proposal in accordance with Section 6.6(e), provided that the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) shall not be available to the Company unless the Company pays or has paid to Parent the Company Termination Fee and the Parent Reimbursement Fee in accordance with Section 8.3 (provided that Parent shall have provided wiring instructions for such payments or, if not, then such payments shall be paid promptly following delivery of such instructions);  it being understood that the Company may enter into any agreement providing for a Company Acquisition Transaction simultaneously with the termination of this Agreement pursuant to this Section 8.1(d)(ii).

(iii)                 if, (i) all of the conditions set forth in Sections 7.1 and 7.3 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Company has notified Parent in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (iii) Parent and Merger Sub fail to complete the Closing when required pursuant to Section 2.2, and (iv) Parent and Merger Sub fail to complete the Closing within three (3) Business Days after the date of receipt of the notice contemplated by clause (ii) and the Company stood ready, willing and able to consummate the Merger through the end of such three (3) Business Day period.

A party hereto may only terminate this Agreement if such termination has been duly authorized by an action of the Board of Directors of such party.

8.2           Notice of Termination; Effect of Termination.  A party desiring to terminate this Agreement shall give written notice of such termination to the other party, specifying the provision pursuant to which such termination is effective.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall become void and be of no further force and effect with no liability to any party hereto (or any of its Representatives or Affiliates or any Parent Party), except (i) each of Section 6.14(c), this Section 8.2, Section 8.3 and Article IX, shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any breach of any of its covenants or agreements or any representations or warranties (but, in the case of a breach of any representations or warranties, only to the extent such breach of any representation or warranty is a consequence of an act or failure to act of an executive officer of the party taking such act or failing to take such act with the actual knowledge that the taking of such act or the failure to take such act would, or would be reasonably expected to, cause a breach of this Agreement) set forth in this Agreement prior to such termination, but in each case contemplated by this clause (ii) (for the avoidance of doubt, other than claims pursuant to Section 6.14(c)), such liability shall survive only if a written notice has been delivered to the breaching party within three months of the termination date of this Agreement specifying in reasonable detail the circumstances giving rise to such breach or a suit, action or other proceeding has been commenced against the party alleging such breach; provided, however, that any claim against a party for monetary damages shall be subject to the limitations set forth in Section 9.12.  No termination of this Agreement shall affect the obligations of the parties contained in the Non-Disclosure Agreement or the Guaranty, all of which obligations shall survive termination of this Agreement in accordance with their respective terms (it being understood that the Non-Disclosure Agreement is amended as provided herein).

8.3         Fees and Expenses.

(a)         Other than as specifically provided in this Section 8.3 or otherwise agreed to in writing by the parties hereto, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the Merger is consummated.

(b)         If this Agreement is terminated (i) by the Company pursuant to Section 8.1(d)(i), where the breach by Parent or Merger Sub giving rise to such termination is the principal cause of the failure of the Merger to be consummated and is not a breach of a representation or warranty set forth herein, or (ii) by the Company pursuant to Section 8.1(d)(iii), then Parent shall pay the entire Parent Termination Fee to the Company by the second Business Day following such termination.

(c)         The Company shall pay to Parent the Company Termination Fee and/or Parent Reimbursement Fee, as the case may be, if this Agreement is terminated as follows:

(i)      if this Agreement is terminated by Parent pursuant to Section 8.1(c)(i), then the Company shall pay (1) the entire Company Termination Fee and (2) reimburse Parent for the payment of the S1 Termination Fee, to the extent paid by Parent in accordance with Section 6.16 or otherwise (the “Parent Reimbursement Fee”), in each case, by the second Business Day following such termination;

(ii)      if this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then upon such termination (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions), the Company shall pay to Parent the entire Company Termination Fee and the Parent Reimbursement Fee;

(iii)                 if this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), then the Company shall pay to Parent the Parent Reimbursement Fee by the second Business Day following such termination;

(iv)                 if this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), where the breach by the Company giving rise to such termination is the principal cause of the failure of the Merger to be consummated (other than a breach of Section 6.6) and is not a breach of a representation or warranty set forth herein, then the Company shall pay to Parent $75,000,000 and the Parent Reimbursement Fee by the second Business Day following such termination; or

(v)      (A) if this Agreement is terminated (1) by Parent pursuant to Section 8.1(c)(ii) (other than in the circumstances contemplated by Section 8.3(c)(iv)), (2) by the Company or Parent pursuant to Section 8.1(b)(iii) or (3) by the Company or Parent pursuant to Section 8.1(b)(i), and in any such case of (1), (2) or (3) above, a Company Acquisition Proposal (including a previously communicated Company Acquisition Proposal) shall have been publicly announced or otherwise communicated to a member of senior management or the Board of Directors of the Company (or any Person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) at any time after the date of this Agreement and prior to receipt of the Company Shareholder Approval, in the case of clause (2), or the date of termination, in the case of clauses (1) or (3), and (B) if within twelve (12) months after the date of such termination, the Company enters into a definitive agreement to consummate, or consummates, any Company Acquisition Transaction, then the Company shall pay to Parent the Company Termination Fee, and to the extent not previously paid, the Parent Reimbursement Fee (less any amounts already paid by the Company, if any, pursuant to Section 8.3(d)) by the second Business Day following the date the Company enters into such definitive agreement or consummates such transaction; provided, however, that, solely for purposes of this Section 8.3(c)(v), references in the definition of “Company Acquisition Transaction” to twenty percent (20%) shall be deemed to mean fifty percent (50%).

(d)         If this Agreement is terminated pursuant to Section 8.1(b)(iii) in circumstances under which the provisions of Section 8.1(c)(i) are inapplicable, then the Company shall pay to Parent an amount equal to $3,000,000 by the second (2nd) Business Day following such termination.

(e)         All amounts paid pursuant to this Section 8.3 shall be by wire transfer of immediately available funds to an account directed by the party hereto entitled to payment as long as such account has been identified by such party.  Each party hereto agrees that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement; accordingly, if any party fails promptly to pay any amounts due under this Section 8.3 and, in order to obtain such payment, the other party commences a suit that results in a judgment against the party failing to pay for such amounts, then the party failing to pay such amounts shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York in effect on the date such payment was due, together with the reasonable, documented out-of-pocket costs and expenses of the party seeking collection (including reasonable legal fees and expenses) in connection with such suit.

(f)         The parties hereto acknowledge and agree that in no event shall the Company be required to pay any of the Company Termination Fee, the Parent Reimbursement Fee or the fees contemplated under Section 8.3(c)(iv), or Parent be required to pay the Parent Termination Fee, in each case, on more than one occasion, whether or not the Company Termination Fee, the Parent Reimbursement Fee, the fees contemplated under Section 8.3(c)(iv) or the Parent Termination Fee, as applicable, may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events and, for the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee if it has paid the fees contemplated under Section 8.3(c)(iv).

ARTICLE IX

GENERAL PROVISIONS

9.1           Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate and be of no further force and effect as of the Closing, and only the covenants that by their terms contemplate performance after the Closing shall survive the Closing.

9.2           Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile or email transmission, by reliable overnight delivery service (with proof of service) or hand delivery (provided that any notice received on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day unless the notice is required by this Agreement to be delivered within a number of hours or calendar days), addressed as follows (or at such other address, email address or facsimile number for a party as shall be specified by like notice):

(a)          if to Parent or Merger Sub, to:

GTCR, LLC
300 N. LaSalle Street, Suite 5600
Chicago, IL 60654
Attention:  Collin E. Roche
Facsimile:  (312) 382-3614
Email:  croche@gtcr.com

with a copy (which shall not constitute notice) to each of:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:  Thomas H. Kennedy
Richard C. Witzel, Jr.
Facsimile:  (917) 777-2526
Email:  Thomas.Kennedy@skadden.com
Richard.Witzel@skadden.com

Herzog Fox & Neeman
Asia House, 4 Weizmann St.
Tel Aviv 64239
Israel
Attention:  Hanan O. Haviv
Facsimile:  +972 (3) 696 6464
Email:  havivh@hfn.co.il

if to the Company, to:

Fundtech Ltd.
c/o Fundtech Corporation
30 Montgomery Street, Suite 501
Jersey City, New Jersey 07302
Attention:  General Counsel
Facsimile:  (201) 946-1313
Email:  joseph.aulenti@fundtech.com

with a copy (which shall not constitute notice) to each of:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:  David Fox
William B. Sorabella
Facsimile:  (212) 446-6460
E-mail:  david.fox@kirkland.com
william.sorabella@kirkland.com

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention:  Scott Rosenblum
Richard Gilden
Facsimile:  (212) 715-8411
Email:  srosenblum@kramerlevin.com
rgilden@kramerlevin.com

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Street
Ramat Gan 52506
Israel
Attention:  Clifford M. J. Felig
Facsimile:  +972 (3) 610-3757
Email:  cfelig@meitar.com

9.3           Construction.  For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to “Articles,” “Sections,” “subsections” and other subdivisions, without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of this Agreement; (iii) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (iv) the words “herein,” “hereof,” “hereunder,” “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular provision; (v) the words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation”; (vi) all accounting terms used and not expressly defined herein have the respective meanings given to them under GAAP, as applicable; and (vii) any reference herein to any Law or legal requirement (including to any statute, ordinance, code, rule, regulation, or any provision thereof) shall be deemed to include reference to such Law and or to such legal requirement, as amended, and any legal requirements promulgated thereunder or successor thereto.  It is understood and agreed that, in the absence of compelling legal authority to the contrary, the Company, the Board of Directors of the Company and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the Company and the Board of Directors of the Company the Law applicable to corporations incorporated in Delaware for purposes of making the conclusions contemplated by Section 6.6 (and providing advice with respect thereto) relating to the fiduciary obligations of such Person for purposes of this Agreement, and that references to the “fiduciary duties” of the Board of Directors of the Company and other terms of similar import shall, for purposes of this Agreement, include reference to such Delaware Law.  The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company’s Board of Directors under applicable Law or give rise to any breach or violation of this Agreement on the part of the Company by reason of the fact that the Board of Directors of the Company has complied with the Law of the State of Israel, rather than the Delaware Law, governing the duties owed by a director of a company formed under the Laws of the State of Israel to such company, its shareholders or any other Person.

9.4           Headings; Table of Contents.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.5           Mutual Drafting.  The parties hereto agree that they have jointly drafted and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.6           Disclosure Schedules.  All capitalized terms not defined in the Company Disclosure Schedule shall have the meanings assigned to them in this Agreement.  Each representation and warranty of the Company in this Agreement is made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth on the Company Disclosure Schedule.  The disclosure of any matter in any section of the Company Disclosure Schedule shall be deemed to be a disclosure by the Company for all purposes of this Agreement and all other sections of the Company Disclosure Schedule to which such disclosure reasonably would be inferred.  The listing of any matter on the Company Disclosure Schedule shall expressly not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement.  No disclosure in the Company Disclosure Schedule relating to any possible breach or violation by the Company of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.  In no event shall the listing of any matter in the Company Disclosure Schedule be deemed or interpreted to expand the scope of the Company’s representations, warranties and/or covenants set forth in this Agreement.  On the date of this Agreement, the Company shall be entitled to update the Company Disclosure Schedule relating to the representations and warranties set forth in Article III to reflect factors, circumstances or events first arising or, in the case of representations given to the knowledge of the Company, becoming known to the Company between the Determination Date and the date of this Agreement by providing Parent with written notice setting forth the update and specifying the section or sections of the Company Disclosure Schedule to be updated thereby.  Any such updates shall not modify the Company Disclosure Schedule for purposes of determining whether the Company’s representations and warranties are true and correct on and as of the Closing Date in connection with the conditions set forth in Section 7.3(a).

9.7           Counterparts; Facsimile and Electronic Signatures.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

9.8           Entire Agreement; Third Party Beneficiaries.   This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Non-Disclosure Agreement, the Company Disclosure Schedule and the Guaranty: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (provided that (i) the provisions of Section 6.8 shall supersede any conflicting provision of the Non-Disclosure Agreement, (ii) the first sentence of Section 9 of the Non-Disclosure Agreement is hereby amended and restated in its entirety to read as set forth in the first sentence of Section 9.14 hereof and (iii) the Non-Disclosure Agreement is hereby amended to incorporate by reference Section 9.15 and Section 9.16 hereof as if fully set forth therein); and (b) except (i) the third party beneficiaries contemplated by Section 6.10, (ii) the right of the Company, on behalf of its shareholders, to pursue damages (including damages for the loss of economic benefits) on their behalf in the event of Parent’s breach of this Agreement (subject, for the avoidance of doubt, to the limitations expressly provided herein, including those limitations set forth in Section 9.11 and Section 9.12) and (iii) from and after the Effective Time, the right of the holders of Company Shares and Company Stock Options to receive the applicable Merger Consideration, nothing in this Agreement shall confer upon any other Person any rights or remedies hereunder; provided, however, that the Parent Parties and the Company Parties shall be considered third party beneficiaries with respect to Sections 8.3, 9.10, 9.12, 9.15 and 9.16, as and to the extent applicable.

9.9           Amendment.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq or TASE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company.  Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

9.10       Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.  Notwithstanding the foregoing, the parties intend that the provisions of Article VIII, Section 9.11 and 9.12, including the remedies, and limitations thereon, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder or under any agreement entered into in connection with the transactions contemplated by this Agreement.

9.11       Remedies; Specific Performance.

(a)         The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article VIII, the parties shall be entitled, in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity, to an injunction, specific performance and other equitable relief to prevent or restrain breaches, or threatened or imminent breaches, of this Agreement and to enforce specifically the terms and provisions hereof, except as provided in Section 9.11(b) or 9.11(c).

(b)         Notwithstanding Section 9.11(a), it is expressly agreed that the Company shall be entitled to an injunction, specific performance or other equitable relief, in each case to enforce, or to cause Parent to enforce subject to the terms of this Agreement, the terms of the Equity Financing, if, and only if, (i) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iii) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.2 and (iv) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded it stands ready, willing and able to consummate the Merger (subject, for the avoidance of doubt, to Parent depositing with the Paying Agent sufficient funds for payment of the aggregate Merger Consideration in accordance with Section 2.4).  For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

(c)         Notwithstanding Section 9.11(a), it is expressly agreed that the Company shall be entitled to an injunction, specific performance or other equitable relief, in each case to cause Parent to enforce subject to the terms of this Agreement the terms of the Debt Financing under the Debt Commitment Letters (or any amendment, modification or replacement thereof), if, and only if, (i) all of the conditions set forth in Sections 7.1 and 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.2 and (iii) all of the conditions to the consummation of the Debt Financing have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing).

(d)         Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to this Section 9.11 on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement when expressly available pursuant to the terms of this Agreement and to enforce specifically the terms and provisions of this Agreement when expressly available pursuant to this Section 9.11 shall not be required to provide any bond or other security in connection with any such order or injunction.

(e)         The parties hereto agree that the commencement of any Action pursuant to this Section 9.11 shall not restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8.1 or, subject to Section 9.12, pursue any other remedies under this Agreement that may be available then or thereafter.

9.12       Maximum Recourse; Limitation on Liability.

(a)         Company Parties Maximum Liability.  Notwithstanding anything in this Agreement to the contrary, but subject to Section 9.11, the maximum aggregate liability of the Company, its Subsidiaries or any of their respective Affiliates and any of the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Company Parties”) for monetary damages in connection with this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or any of the transactions contemplated hereby and thereby shall be limited to (x) $75,000,000 plus (y) solely to the extent the Company is required to pay to Parent the Parent Reimbursement Fee pursuant to Section 8.3, the unpaid portion of the Parent Reimbursement Fee required to be paid by the Company pursuant to Section 8.3 (collectively, the “Company Liability Cap”), and in no event shall Guarantor, Parent or Merger Sub seek or obtain, nor shall they permit any other Parent Party, their respective Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Cap against the Company Parties, and in no event shall any of the Parent Parties be entitled to seek or obtain any monetary damages of any kind (including direct, consequential, special, indirect or punitive damages) in excess of the Company Liability Cap against the Company Parties, in each case, with respect to this Agreement, any agreement entered into in connection herewith or the transactions contemplated hereby and thereby (including any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that in no event shall any Parent Party be entitled to both (x) the receipt of the Company Termination Fee, the Parent Reimbursement Fee (to the extent applicable), the fees contemplated under Section 8.3(c)(iv) or recovery of monetary damages against any of the Company Parties and (y) injunction, specific performance or other equitable relief pursuant to Section 9.11 causing the Merger to be consummated; provided, further, that nothing in this Section 9.12(a) shall be construed to limit in any way the remedies available to Parent (or any other Parent Party, to the extent applicable) pursuant to the Non-Disclosure Agreement.

(b)         Parent Parties Maximum Liability.  Notwithstanding anything in this Agreement to the contrary, but subject to Section 9.11, the maximum aggregate liability of Parent, Merger Sub or the Guarantor, the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, affiliated (or commonly advised) funds, members, managers, general or limited partners, stockholders, assignees of Parent, Merger Sub or the Guarantor or any financing sources or the former, current, or future Affiliates or Representatives of the financing sources under the Financing Commitments (collectively, the “Parent Parties”) for monetary damages in connection with this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or any of the transactions contemplated hereby or thereby (including the Financing and the Guaranty) shall be limited to the amount of the Parent Termination Fee, and in no event shall the Company seek or obtain, nor shall it permit any other Company Party, their respective Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the amount of the Parent Termination Fee against the Parent Parties, and in no event shall the Company Parties be entitled to seek or obtain any monetary damages of any kind (including direct, consequential, special, indirect or punitive damages) in excess of the amount of the Parent Termination Fee against the Parent Parties, in each case, with respect to this Agreement, any agreement entered into in connection herewith, including the Guaranty, or the transactions contemplated hereby and thereby (including, any breach by Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that in no event shall any of the Company Parties be entitled to both (x) the receipt of the Parent Termination Fee or recovery of monetary damages against any of the Parent Parties and (y) injunction, specific performance or other equitable relief pursuant to Section 9.11 causing the Merger to be consummated; provided, further, that nothing in this Section 9.12(b) shall be construed to limit in any way the remedies available to the Company (or any other Company Party, to the extent applicable) pursuant to the Non-Disclosure Agreement.

(c)         Termination Fees.  Notwithstanding anything to the contrary in this Agreement, (x) if Parent receives the fees contemplated under Section 8.3(c)(iv) from or on behalf of the Company, then any such payment shall be the sole and exclusive remedy (except with respect to any remedy under the Non-Disclosure Agreement) of the Parent Parties against the Company Parties and none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or the transactions contemplated hereby or thereby, (y) if the Company receives the Parent Termination Fee from or on behalf of Parent, such payment shall be the sole and exclusive remedy (except with respect to any remedy under the Non-Disclosure Agreement) of the Company Parties against any of the Parent Parties and none of the Parent Parties shall have any further liability or obligation relating to or arising out of this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement) or the transactions contemplated hereby or thereby, or (z) (A) if any Parent Party receives any payments from or on behalf of the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the fees contemplated under Section 8.3(c)(iv) from the Company, then the amount of such fees shall be reduced by the aggregate amount of any payments made by the Company to the Parent Parties in respect of any such breaches of this Agreement, or (B) if any Company Party receives any payments from or on behalf of Guarantor, Parent or Merger Sub in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee from Parent, then the amount of the Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Guarantor, Parent or Merger Sub to the Company Parties in respect of any such breaches of this Agreement.

(d)         Non-Recourse Parties.  The Company acknowledges and agrees that the sole and exclusive direct or indirect remedies of the Company Parties against the Parent Parties relating to or arising out of this Agreement, any agreement executed in connection herewith, including the Financing and the Guaranty, or the transactions contemplated hereby or thereby shall be limited to (i) claims against Parent or Merger Sub pursuant to this Agreement for the remedies hereunder, but subject to the limitations expressly provided herein, including those limitations set forth in Section 9.11 and this Section 9.12, (ii) claims against the Guarantor under the Guaranty for any of the Guaranteed Obligations (as defined in the Guaranty), but subject to the limitations therein, (iii) claims by the Company to specifically enforce the Equity Commitment Letter in accordance with its terms, but subject to the limitations therein and (iv) claims against the Guarantor under the Non-Disclosure Agreement.  Notwithstanding anything to the contrary in this Agreement, in no event shall any Parent Party have any liability for monetary damages to any Company Party relating to or arising out of this Agreement, the agreements entered into in connection herewith, including the Financing and the Guaranty, or the transactions contemplated hereby or thereby, other than (x) the Guarantor’s obligations under the Guaranty, but subject to the limitations described therein, (y) the Guarantor’s obligations under the Non-Disclosure Agreement and (z) the obligations of Parent and Merger Sub to the extent expressly provided herein.  In no event shall the Company seek or obtain, nor shall it permit any other Company Party, their respective Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Parent Party with respect to, this Agreement, any agreement entered into in connection herewith (other than the Non-Disclosure Agreement), including the Financing and the Guaranty, or the transactions contemplated hereby and thereby (including any breach by Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent provided for in this Agreement or the Guarantor to the extent provided for in the Guaranty or the Non-Disclosure Agreement, as applicable.  Immediately following receipt by the Company of the Parent Termination Fee or monetary damages in an aggregate amount equal to the Parent Termination Fee paid by the Guarantor, Parent or Merger Sub, the Company shall use reasonable best efforts to cause all Company Parties to dismiss with prejudice any judicial or arbitral proceeding initiated by any of them with respect to this Agreement, the agreements entered into in connection herewith (other than the Non-Disclosure Agreement), including the Guaranty, or the transactions contemplated hereby or thereby against any Parent Party.  For the avoidance of doubt, except with respect to the Non-Disclosure Agreement, in no event shall any Parent Party be subject to, nor shall any Company, seek to recover, nor shall they accept, monetary damages in excess of the Parent Termination Fee (it being understood that this limitation shall apply in the aggregate to all Company Parties).

9.13           Assignment.  No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.14           Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction; provided, however, that any matter involving the internal corporate affairs of the Company or any party hereto shall be governed by the provisions of the jurisdictions of its incorporation.  The rights of the shareholders of the Company and the provision of this Agreement that relate to Company Shareholder Approval and the Merger that are required under Laws of the State of Israel to be governed by the Laws of the State of Israel shall be governed by the Laws of the State of Israel.

9.15           CONSENT TO JURISDICTION AND SERVICE OF PROCESS.  EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED ONLY IN SUCH COURTS.  THE PARTIES FURTHER AGREE, WITHOUT IN ANY WAY LIMITING SECTION 9.12, THAT ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY ACTION BROUGHT AGAINST ANY FINANCING SOURCE UNDER THE FINANCING COMMITMENTS OR ANY OF THEIR RESPECTIVE AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT.  EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE FIFTEEN (15) CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.  NOTHING HEREIN SHALL LIMIT THE ABILITY OF EITHER PARTY TO APPLY TO ISRAELI COURTS FOR THE ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK IN ACCORDANCE WITH THE LAW OF ENFORCEMENT OF FOREIGN JUDGMENTS OF 1958 OR OTHERWISE.

9.16           WAIVER OF JURY TRIAL.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, BUT WITHOUT IN ANY WAY LIMITING THE COMPANY’S OBLIGATIONS UNDER SECTION 9.12, ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES UNDER THE FINANCING COMMITMENTS OR ANY OF THEIR RESPECTIVE AFFILIATES) OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

*    *    *    *    *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

US FT PARENT, INC.

By:	/s/ Collin Roche
Name:	Collin Roche
Title:	President and Chief Executive
Officer

F.T. ISRAELI MERGERCO LTD.

By:	/s/ Collin Roche
Name:	Collin Roche
Title:	Director

FUNDTECH LTD.

By:	/s/ Reuven Ben-Menachem
Name:	Reuven Ben-Menachem
Title:	CEO

[Signature Page to Agreement and Plan of Merger]

Appendix B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of September 16, 2011 by and between US FT Parent, Inc., a Delaware corporation (“Parent”), and the undersigned shareholder (“Shareholder”) of Fundtech Ltd., a company organized under the laws of the State of Israel (the “Company”).

RECITALS

A.            The Company, Merger Sub (as defined below) and Parent intend to enter into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of F.T. Israeli MergerCo Ltd., a company organized under the laws of the State of Israel and a wholly-owned indirect subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which each issued and outstanding ordinary share, NIS 0.01 nominal value, of the Company (the “Ordinary Shares”) shall automatically be converted into and represent the right to receive the merger consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein;

B.            Shareholder is the beneficial owner (for this and other terms of correlative meaning used throughout this Agreement, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C.            Shareholder believes that it is in his, her or its best interest, as a shareholder in the Company, that the Merger be consummated;

D.            As a condition to its willingness to enter into the Merger Agreement, Parent has required that Shareholder undertake in advance to vote its Shares (as defined below) in favor of the Merger;

E.            Prior to or simultaneously with the execution and delivery of this Agreement, that certain Voting Agreement, dated as of June 26, 2011, by and among Shareholder and S1 Corporation, (the “S1 Voting Agreement”), shall terminate in accordance with its terms automatically upon the termination of the Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011, by and among S1 Corporation, Finland Holdings (2011) Ltd. and the Company (the “S1 Merger Agreement”); and

F.            For these reasons, and in consideration of the execution of the Merger Agreement by Parent, Shareholder, solely in his, her or its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares (as defined below) in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.    Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.  For purposes of this Agreement:

(a) “Expiration Date” shall mean the first to occur of (i)  the termination of the Merger Agreement pursuant to Article VIII thereof, (ii) the occurrence of a Company Change of Recommendation pursuant to Section 6.6(e) of the Merger Agreement, or (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(b) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(c) “Shares” shall mean: (i) all equity securities of the Company (including Ordinary Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by Shareholder as of the date of this Agreement; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of Shareholder or any other Person hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which Shareholder or such other Person is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and Shareholder undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which Shareholder has beneficial ownership into securities entitled to be voted, or for which Shareholder or such other Person is entitled to consent or act, with respect thereto.

(d) “Transfer”.  A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest in such security, in each case, other than a pledge, encumbrance or option that will not affect the obligations of Shareholder under this Agreement.

2.            Restrictions on Shares.

(a) Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of the Shares to be effected, except for any Transfer (i) to any other Person if (A) such Person, prior to or concurrently with such Transfer, shall have executed a voting undertaking on the same terms and conditions of this Agreement to which Parent is a beneficiary with respect to such Shares, and (B) Shareholder shall continue to be jointly and severally liable to any breach of such voting undertaking by such other Person; or (ii) to an Affiliate of the Shareholder, if (A) upon such Transfer the Shareholder shall continue to be a beneficial owner of such Shares; and (B) Shareholder shall continue to have the right to control the vote of the Shares in accordance with this Agreement.

(b) Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Shareholder under this Agreement with respect to any of the Shares.

(c) Shareholder shall not take any action that would (i) make any representation or warranty contained in this Agreement to be untrue or incorrect; or (ii) have the effect of impairing the ability of Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

3.           Agreement to Vote Shares.  At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, Shareholder (solely in its, his or her capacity as such) shall vote, or cause the Shares to be voted: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement; and (ii) against any Company Acquisition Proposal (other than the Merger Agreement or the transactions contemplated thereby, including the Merger).  Except as contemplated by this Agreement, Shareholder has not (a) entered into (except with respect to the S1 Voting Agreement, which shall have been validly terminated prior to or simultaneously with the execution and delivery of this Agreement), and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, or (b) granted (except with respect to the S1 Voting Agreement, which shall have been validly terminated prior to or simultaneously with the execution and delivery of this Agreement), and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to the Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

4.           Non-Solicitation; No Effect on Fiduciary Relationship; No Other Relationship.

(a)  Between the date of this Agreement and the Expiration Date, Shareholder shall not take any action that would constitute a violation of the provisions of Sections 6.6(a) and (c) of the Merger Agreement if taken by the Company, in each case with the limitations and exceptions of such provisions contemplated by Section 6.6 of the Merger Agreement that are applicable to the Company or its board of directors  (including the right to participate in discussions or negotiations on the circumstances set forth therein) being similarly applicable to Shareholder.

(b)  Nothing in this Agreement shall restrict or limit the ability of any Person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an Affiliate of Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.  Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Shareholder, and neither Parent nor any other Person shall have any authority to exercise any power or authority to direct Shareholder in the voting of any of the Shares, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

5.           Proxy.  Concurrently with the execution and delivery of this Agreement, Shareholder shall execute and deliver to HFN Trust Company 2010 Ltd. an irrevocable proxy in the form attached hereto as Exhibit A solely to vote the Shares in accordance with Section 3 of this Agreement, which proxy shall automatically expire upon the Expiration Date.

6.           Limitations on Liability.  Notwithstanding anything to the contrary set forth in this Agreement, (x) neither Shareholder nor any of its representatives shall have any liability with respect to Section 4(a) following the date on which the Company has paid the Company Termination Fee; provided, however, that this clause (x) shall not limit the liability of Shareholder for any willful breach of Section 4(a) by Shareholder, (y) neither Shareholder nor any of its representatives shall have any liability pursuant to this Agreement (including Sections 2, 3 and 4(a)) from and after the Effective Time and (z) neither Shareholder nor any of its representatives shall have any liability (whether for willful breach or otherwise) with respect to Section 3 following the delivery of the proxy contemplated by Section 5 if such proxy remains in full force and effect through the Expiration Date and is accepted and honored by the Company at each applicable Voting Event through the Expiration Date, in each case, with respect to all of the Shares.  For purposes of this Agreement, “willful breach” shall mean an act or failure to act of such person with the actual knowledge that the taking of such act or the failure to take such act would constitute a material breach of this Agreement.  Any liability of Shareholder under this Agreement (whether for willful breach or otherwise) shall be subject to the limitations on liabilities against the Company Parties set forth in Sections 9.12(a) and 9.12(c) of the Merger Agreement.

7.           Representations and Warranties of Shareholder. Shareholder hereby represents, warrants and covenants to Parent as follows: (i) Shareholder is the beneficial owner of the Shares indicated on the signature page of this Agreement, which are free and clear of any liens, adverse claims, charges or other encumbrances (except as such encumbrances arising under securities laws or for such liens, adverse claims, charges or other encumbrances as would not prohibit Shareholder’s compliance with its obligations pursuant to this Agreement); (ii) to Shareholder’s knowledge, Shareholder does not own, beneficially or of record any securities of the Company other than the Shares indicated on the signature page of this Agreement; (iii) Shareholder has full power and authority to make, enter into and carry out the terms and conditions under this Agreement; (iv) prior to or simultaneously with the execution and delivery of this Agreement, the S1 Voting Agreement shall have been validly terminated in accordance with its terms automatically upon the termination of the S1 Merger Agreement; (v) the execution and delivery of this Agreement by Shareholder do not, and Shareholder’s performance of its obligations under this Agreement will not: (a) conflict with or violate any order, decree or judgment applicable to Shareholder or to the Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on, any of the Shares pursuant to any agreement to which Shareholder is a party or by which Shareholder is bound or affected, except in each case as would not prohibit Shareholder’s compliance with its obligations pursuant to this Agreement.

8.           Additional Documents.  Shareholder (in his, her or its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement.  Without limiting the generality or effect of the foregoing or any other obligation of Shareholder hereunder, Shareholder hereby authorizes Parent to deliver a copy of this Agreement to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein.

9.           Legending of Shares. If so requested by Parent, Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement.  Upon request of the Shareholder at any time following the termination of this Agreement, Parent shall take all actions required to promptly cause any such legend to be removed from any certificate for the Shares.

10.         Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, however, that the last sentence of Section 9 shall survive any termination of this Agreement; and provided, further, that, subject to Section 6, the termination of this Agreement shall not relieve Shareholder from any liability for any willful breach of this Agreement.

11.         Miscellaneous.

(a)  Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b)  Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c)  Amendments and Modification.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)  Specific Performance; Injunctive Relief.  The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (g) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.

(e)  Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission, by reliable overnight delivery service (with proof of service) or hand delivery (provided that any notice received on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day unless the notice is required by this Agreement to be delivered within a number of hours or calendar days), addressed as follows (or at such other address or facsimile number for a party as shall be specified by like notice):

if to Parent, to:

GTCR, LLC
300 N. LaSalle Street, Suite 5600
Chicago, IL 60654
Attention:	Collin E. Roche
Facsimile:	(312) 382-3614
Email:	croche@gtcr.com

with a copy (which shall not constitute notice) to each of:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:	Thomas H. Kennedy
Richard Witzel
Facsimile:	(917) 777-2526
Email:	Thomas.Kennedy@skadden.com
Richard.Witzel@skadden.com

Herzog Fox & Neeman
Asia House, 4 Weizmann St.
Tel-Aviv 64239
Israel
Attention:	Hanan O. Haviv
Facsimile:	+972 (3) 696 6464
Email:	havivh@hfn.co.il

if to the Shareholder, to:

the address or facsimile number set forth on the signature page of this Agreement, with a copy (which shall not constitute notice) to each of:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:	David Fox
William B. Sorabella
Facsimile:	(212) 446-6460
Email:	david.fox@kirkland.com
william.sorabella@kirkland.com

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention:	Scott Rosenblum
Richard Gilden
Facsimile:	(212) 715-8411
Email:	srosenblum@kramerlevin.com rgilden@kramerlevin.com

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Street
Ramat Gan 52506
Israel
Attention:	Clifford M. J. Felig
Facsimile:	+972 (3) 610-3757
Email:	cfelig@meitar.com

(f)  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without reference to rules of conflicts of law.

(g) CONSENT TO JURISDICTION AND SERVICE OF PROCESS.  EACH PARTY HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE LITIGATED ONLY IN SUCH COURTS.  EACH PARTY HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE FIFTEEN (15) CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.  NOTHING HEREIN SHALL LIMIT THE ABILITY OF EITHER PARTY TO APPLY TO ISRAELI COURTS FOR THE ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK IN ACCORDANCE WITH THE LAW OF ENFORCEMENT OF FOREIGN JUDGMENTS OF 1958 OR OTHERWISE.

(h) Entire Agreement.  This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i) Effect of Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

(j) Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

(k) Each of Shareholder and Parent acknowledges the limitations on remedies and liabilities against the Parent Parties and the Company Parties, as applicable, set forth in the Merger Agreement, including Section 9.12 thereof, and agrees that such limitations are binding upon Shareholder and Parent, as applicable.

{Signature Pages to Follow}

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

US FT PARENT, INC.
By:

Signature /s/ Collin Roche

Name: Collin Roche

Title: President and Chief Executive Officer

[Signature Page to Voting Agreement]

CLAL INDUSTRIES AND INVESTMENTS LTD.
By:
/s/ Yahuda Ben Ezra /s/ Guy Rosen
Signature of Authorized Signatory

Name: Yahuda Ben Ezra Guy Rosen

Title: VP and Controller Senior VP

3 Azrieli Center, Triangular Tower, 45th Floor
Tel-Aviv 67023, Israel

Print Address

+972-3-6075778

Facsimile No.

Shares beneficially owned:*
8,799,398 Ordinary Shares
0 Ordinary Shares issuable upon exercise of outstanding options
2,000 Shares of Restricted Stock

* See attached.

ATTACHMENT TO VOTING AGREEMENT

DATED SEPTEMBER 16, 2011

WITH US FT PARENT, INC.

Clal Industries and Investments Ltd. (“CII”) beneficially owns 8,799,398 Ordinary Shares and 2,000 shares of restricted stock (with respect to which CII will not have voting rights until the restrictions lapse).  For the avoidance of doubt, CII shall not be required to vote and the term “Shares” shall not include the 2,000 shares of restricted stock.

For the avoidance of doubt, CII further disclaims all beneficial ownership for purposes of this Agreement, and the term “Shares” shall not include or be deemed to include, any Ordinary Shares that may be owned beneficially and/or of record by any Affiliate of CII, including, but not limited to, any Shares owned beneficially or of record by Clal Insurance Enterprises Holdings Ltd. (“CIEH”), any Shares held by mutual funds which are managed by subsidiaries of CIEH, Shares which are held for the benefit of clients of companies controlled by Epsilon Investment House Ltd.

Exhibit A

IRREVOCABLE PROXY

The undersigned, for consideration received, hereby appoints HFN Trusts Company 2010 Ltd. or another representative designated by it and each of them as my proxies, with power of substitution and resubstitution, to Vote (as defined below) all Shares (as defined below), par value NIS 0.01 per share, of Fundtech Ltd., an Israeli company (“Company”) as follows:

(a)           FOR (i) the approval and adoption of the Agreement and Plan of Merger, dated as of September 16, 2011 (the “Merger Agreement”), by and among the Company, F.T. Israeli MergerCo Ltd., an Israeli company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and US FT Parent, Inc., a Delaware corporation (“Parent”) and (ii) the approval of the Merger and all the transactions contemplated by the Merger Agreement, and

(b)           AGAINST any Company Acquisition Proposal (as defined in the Merger Agreement) other than the Merger Agreement or the transactions contemplated thereby, including the Merger.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as set forth in (a) and (b) above. For the avoidance of doubt, the attorneys and proxies named above are not exercising their own discretion and are merely following the voting discretion already exercised by the undersigned reflected in the Voting Agreement.  The undersigned may Vote the Shares on all other matters.

“Shares” means: (i) all equity securities of Fundtech Ltd., an Israeli company (the “Company”)(including Ordinary Shares, par value NIS 0.01 per share, of the Company of  and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the undersigned as of the date hereof; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the undersigned acquires ownership during the period from the date hereof through the Expiration Date (as defined in the Voting Agreement); provided, however, that for purposes hereof, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the undersigned undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which the undersigned has beneficial ownership into securities entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act, with respect thereto.

 “Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking other action in favor of or against any action. This Proxy applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Special Meeting of Shareholders of the Company to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of shareholders of the Company.

This Proxy is coupled with an interest, revokes all prior proxies granted by the undersigned with respect to the matters contemplated by the Voting Agreement, and is irrevocable (to the fullest extent permitted by Israeli law) until such time as the Voting Agreement (the “Voting Agreement”), dated as of September 16, 2011, among the undersigned and Parent, terminates in accordance with its terms, at which time this Proxy shall expire.

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the Voting Agreement.

Dated September 16, 2011

CLAL INDUSTRIES AND INVESTMENTS LTD.

	By:	/s/ Yehuda Ben Ezra /s/ Guy Rosen
Name: Yehuda Ben Ezra Guy Rosen
Title: VP and Controller Senior VP

Shares beneficially owned:*
8,799,398 Ordinary Shares
0 Ordinary Shares issuable upon exercise of outstanding options
2,000 Shares of Restricted Stock

* See attached.

ATTACHMENT TO IRREVOCABLE PROXY

DATED SEPTEMBER 16, 2011

 BY CLAL INDUSTRIES AND INVESTMENTS LTD.

Clal Industries and Investments Ltd. (“CII”) beneficially owns 8,799,398 Ordinary Shares and 2,000 shares of restricted stock (with respect to which CII will not have voting rights until the restrictions lapse).  For the avoidance of doubt, CII shall not be required to vote and the term “Shares” shall not include the 2,000 shares of restricted stock.

For the avoidance of doubt, CII further disclaims all beneficial ownership for purposes of this Agreement, and the term “Shares” shall not include or be deemed to include, any Ordinary Shares that may be owned beneficially and/or of record by any Affiliate of CII, including, but not limited to, any Shares owned beneficially or of record by Clal Insurance Enterprises Holdings Ltd.  (“CIEH”), any Shares held by mutual funds which are managed by subsidiaries of CIEH, Shares which are held for the benefit of clients of companies controlled by Epsilon Investment House Ltd.

Appendix C

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

September 16, 2011

The Board of Directors
Fundtech Ltd.
10 Hamada Street, 5th Floor
Herzliya, Israel 46140

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares of Fundtech Ltd. (“Fundtech”), other than as specified herein, of the Merger Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of September 16, 2011 (the “Agreement”), among US FT Parent, Inc. (“GTCR Parent”), an affiliate of GTCR Fund X/A LP (together with its affiliated entities, “GTCR”), F.T. Israeli Mergerco Ltd., a wholly owned subsidiary of GTCR Parent (“Merger Sub”), and Fundtech.  As more fully described in the Agreement, Merger Sub will be merged with and into Fundtech (the “Merger”) and each outstanding ordinary share, New Israeli Shekel (NIS) 0.01 par value, of Fundtech (“Fundtech Ordinary Shares”) will be converted into the right to receive $23.33 in cash (the “Merger Consideration”).

In arriving at our opinion, we reviewed the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Fundtech concerning the business, operations and prospects of Fundtech.  We reviewed certain publicly available business and financial information relating to Fundtech as well as certain financial forecasts and other information and data relating to Fundtech provided to or discussed with us by the management of Fundtech.  We reviewed the financial terms of the Merger as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Fundtech Ordinary Shares; the historical and projected earnings and other operating data of Fundtech; and the capitalization and financial condition of Fundtech.  We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Fundtech and analyzed, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger.  In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.  The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Fundtech that it is not aware of any relevant information that has been omitted or that remains undisclosed to us.  As you are aware, we have not been provided with long-term internal financial forecasts relating to Fundtech and, accordingly, we have not performed a discounted cash flow analysis of Fundtech.  With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to Fundtech, we have been advised by the management of Fundtech, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Fundtech as to the future financial performance of Fundtech.

The Board of Directors
Fundtech Ltd.
September 16, 2011

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Fundtech nor have we made any physical inspection of the properties or assets of Fundtech.  We have assumed, with your consent, that the Merger will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Fundtech or the Merger.  We are not expressing any opinion as to the prices at which Fundtech Ordinary Shares will trade at any time.

Our opinion does not address any terms (other than the Merger Consideration to the extent expressly specified herein) or other aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise.  We were not requested to, and we did not, solicit third-party indications of interest in the possible acquisition of all or a part of Fundtech.  We express no view as to, and our opinion does not address, the underlying business decision of Fundtech to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies or opportunities that might exist for Fundtech or the effect of any other transaction in which Fundtech might engage.  We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise.  Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.  As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Fundtech or the Merger.

Citigroup Global Markets Inc. has acted as financial advisor to Fundtech in connection with the proposed Merger and will receive a fee for such services, the principal portion of which is contingent upon the consummation of the Merger.  We also will receive a fee in connection with the delivery of this opinion.  In addition, we acted as financial advisor to Fundtech in connection with its proposed transaction with S1 Corporation which will be terminated simultaneously with the execution of the Agreement.  We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services unrelated to the proposed Merger to GTCR and certain of its affiliates, for which services we and our affiliates have received and expect to receive compensation, including during the two-year period prior to the date hereof (i) acting as financial advisor to a portfolio company of GTCR in connection with a potential sale transaction and (ii) acting in various capacities for certain debt offerings of certain portfolio companies of GTCR.  In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Fundtech, GTCR and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.  In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships (including customer relationships) with Fundtech, GTCR and their respective affiliates.

The Board of Directors
Fundtech Ltd.
September 16, 2011

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Fundtech (in its capacity as such) in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed Merger or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of Fundtech Ordinary Shares (other than holders entering into voting agreements in connection with the Merger and their respective affiliates, as to which we express no opinion) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.
CITIGROUP GLOBAL MARKETS INC.